    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 18, 2000


                                                      REGISTRATION NO. 333-91383
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                             WITNESS SYSTEMS, INC.
             (Exact name of Registrant as Specified in its Charter)

           DELAWARE                           7372                          23-2518693
(State or other Jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
Incorporation or Organization)     Classification Code Number)        Identification Number)

                             ---------------------
                             1105 SANCTUARY PARKWAY
                           ALPHARETTA, GEORGIA 30004
                                 (770) 754-1900

         (Address, including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)
                             ---------------------
                                 DAVID B. GOULD
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             WITNESS SYSTEMS, INC.
                             1105 SANCTUARY PARKWAY
                           ALPHARETTA, GEORGIA 30004
                                 (770) 754-1900

           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                             ---------------------
                                   COPIES TO:


                 JOHN C. YATES, ESQ.                                          BRYAN E. DAVIS, ESQ.
               JEFFREY L. SCHULTE, ESQ.                                   CHRISTOPHER W. HAFFKE, ESQ.
                VIPANJ B. PATEL, ESQ.                                        ASHLEY E. HUFFT, ESQ.
            MORRIS, MANNING & MARTIN, LLP                                      ALSTON & BIRD LLP
            1600 ATLANTA FINANCIAL CENTER                                     ONE ATLANTIC CENTER
               3343 PEACHTREE ROAD, NE                                     1201 WEST PEACHTREE STREET
             ATLANTA, GEORGIA 30326-1044                                  ATLANTA, GEORGIA 30309-3424


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement is declared effective.

    If any of the securities being registered on this form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") please check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED JANUARY 18, 2000


PROSPECTUS

                                3,800,000 SHARES

                            WITNESS SYSTEMS INC LOGO

                                  COMMON STOCK

     This is an initial public offering of common stock by Witness Systems, Inc. We are selling 3,800,000 shares of common stock. The estimated initial public offering price is between $12.00 and $14.00 per share.
                               ------------------

     Prior to this offering, there has been no public market for the common stock. The shares of common stock have been proposed to be listed for quotation on the Nasdaq National Market under the symbol WITS.
                               ------------------

                                                              PER SHARE      TOTAL
                                                              ---------      -----
Initial public offering price...............................   $          $
Underwriting discounts and commissions......................   $          $
Proceeds to Witness Systems, before expenses................   $          $


     Witness Systems and a selling stockholder have granted the underwriters an option for a period of 30 days to purchase up to 570,000 additional shares of common stock.


                               ------------------

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                               ------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CHASE H&Q
                  U.S. BANCORP PIPER JAFFRAY
                                                      SOUNDVIEW TECHNOLOGY GROUP

       , 2000

Artwork Depicted in Prospectus

1. Inside front page gate-fold portrays the following: Title bar at the top of page states: "Recording, evaluating and analyzing" underneath which is an indented title bar stating "Multimedia Customer Interactions".

     In the center of the page are three concentric circles each with a line of text. The text in the center circle states: "eQuality". On the top the first layered circle text states: "eQuality Analysis". On the left side of the second layered circle text states: "telephone...web chat...e-mail... e-commerce." On the right side of the third concentric circle text states:
     "optimizing customer relationships." Three boxes of text extend from the left side of the circle diagram. The text in the top box states: "Key Customers". The text in the second box states "Marketing Campaigns". The text in the third and bottom box states "Specific Products". Below the bottom box of text is the stylized Witness Systems logo. Underneath the logo are three lines of text stating "WITNESS SYSTEMS INC," "www.witness.com," and "(c) 2000 Witness Systems Inc." Four triangles extend from the right side of the circle diagram. At the end of the first triangle text states: "improve customer loyalty. At the end of the second triangle text states: "increase revenue opportunities." At the end of the third triangle text states: "enhance profitability." At the end of the fourth triangle text states "improve quality of services." On the top right corner of the page is the stylized Witness logo. Lightly shaded strings of numerals are embedded in the background of the page.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    6
Forward-Looking Statements..................................   20
Use of Proceeds.............................................   20
Dividend Policy.............................................   20
Capitalization..............................................   21
Dilution....................................................   22
Selected Consolidated Financial Data........................   23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   25
Business....................................................   39
Management..................................................   54
Related Party Transactions..................................   63
Principal and Selling Stockholders..........................   66
Description of Capital Stock................................   69
Shares Eligible for Future Sale.............................   72
Underwriting................................................   74
Legal Matters...............................................   76
Experts.....................................................   77
Additional Information......................................   77
Index to Consolidated Financial Statements..................  F-1

                               PROSPECTUS SUMMARY

     The summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and the financial statements, before making an investment decision.

                                WITNESS SYSTEMS

     We provide business-driven multimedia recording and analysis software that enables companies to enhance their customer interactions. Our eQuality software is designed to enable companies to optimize their customer relationship management. As a result, we believe our customers are able to generate additional revenue opportunities, improve profitability, enhance customer retention and achieve greater customer intimacy.

     Our eQuality software is designed to enable customer contact centers within a company to record and evaluate complete customer interactions through multiple communications media, such as telephone, Web chat and e-mail. By capturing both voice and computer desktop activity and synchronizing them during replay, a company can observe and analyze complete customer interactions as they actually occurred. Our software allows companies to selectively record and analyze customer interactions based on business criteria which they define, such as key customers, important marketing campaigns, specific products and selected customer service representatives.

     Our customers include American Express, Bank of America, Bell Atlantic Mobile, Capital One, Chase Manhattan Bank, CheckFree, CompUSA, EDS, Federal Express, Federated Department Stores, General Motors/Saturn, GTE, MCI WorldCom, Merck-Medco, Pepsi, Sabre, Southern Company, Travelocity.com, VISA, Wells Fargo and Xerox.

THE MARKET OPPORTUNITY

     The rapid growth of the Internet and eCommerce permits customers to easily change vendors at relatively low cost, consequently increasing the importance companies place on their customer relationships. As a result, companies increasingly are seeking customer relationship management products and services that enhance their direct customer interactions. AMR Research predicted that the market for technology related to customer relationship management will grow at a compound annual rate of 49% from 1998 to 2003, exceeding $16.8 billion by 2003.

     To understand and improve customer relationships, companies must first improve specific business processes which involve a high degree of direct customer interaction. Today, many of a company's direct customer interactions occur through contact centers. The PELORUS Group estimates that by the end of 2003, the number of installed call center systems will exceed 117,000, with the number of agent positions reaching approximately 5.3 million. As a result, many companies are focused on developing and improving the efficiency of their contact center operations.

     While a number of applications have emerged to attempt to address the need to better manage the increasing complexity of customer interactions conducted over a variety of media, such as telephone, Web chat and e-mail, we believe that most currently available solutions do not provide active recording, evaluation and analysis of customer service representative performance. As a result, we believe that there is a significant opportunity for a comprehensive, integrated multimedia solution which optimizes a company's customer interactions.

OUR EQUALITY SOLUTION

     We believe our software provides our customers with the following key business benefits:

     - Increases revenue opportunities. Our software enables companies to customize sales and marketing efforts to individual customer preferences, improve the selling techniques of customer service representatives and sell additional complementary or higher-end products and services to existing customers.

     - Enables improved profitability. Our software enables companies to increase profitability by improving the efficiency of customer service representatives and by reducing costs associated with customer service representative turnover and customer turnover.

     - Enhances customer retention. Using our software, companies can develop more intimate knowledge of their customers, which should improve the overall quality of the products and services being delivered to customers and facilitate longer-term, more profitable customer relationships.

     We believe that we are able to provide these key business benefits through the innovative features of our software solution, which include the following:

     - Enables synchronized replay of voice and computer desktop data. Our software captures both voice and computer desktop activity and enables synchronized replay, which allows companies to observe and analyze complete customer interactions as they actually occurred.

     - Captures customer interactions across multiple communications media. Our software captures customer interactions from a variety of communications media, including telephone, Web chat and e-mail. This multimedia capability allows companies to deliver consistent, high quality customer service regardless of the communication channel.

     - Records based on company-selected criteria. Our software allows companies to selectively record and analyze customer interactions based on business criteria which they define, such as key customers, important marketing campaigns, specific products and selected customer service representatives.

     - Provides performance analysis and feedback. Our software facilitates the evaluation and analysis of customer service representative performance through easy-to-use reports, graphs and tables.

     - Integrates with third party software and hardware. Our software is designed to integrate with a variety of third party software, such as customer relationship management and enterprise resource planning applications, and with existing telephony and computer network hardware and software.

     - Provides an open architecture that scales to support small to large installations. Our software operates on the Windows NT platform and is compatible with standard voice cards and databases. It is also designed to support the needs of small single site installations, as well as large multi-site installations.

     - Enables rapid deployment. We typically implement our software at a customer's initial site within 30 to 45 days from the date the software agreement is signed by a new customer. We ordinarily complete the actual software installation within three to five days. We can implement additional sites for that customer in five to seven days.

OUR STRATEGY

     Our objective is to be the leading provider of software that enables companies to optimize their customer interactions across a variety of communications media, including telephone, Web chat, Internet self-service and e-mail. Key elements of our strategy include:

     - extend the breadth and depth of our product offerings;

     - increase sales to existing and new customers;

     - expand our network of application software and Internet infrastructure business alliances; and

     - expand our international presence.

                              RECENT DEVELOPMENTS



     For the twelve months ended December 31, 1999, we had total revenues of approximately $23.0 million, consisting of license revenues of $16.7 million, services revenues of $6.2 million, and hardware revenues of $46,000, compared to total revenues of $13.3 million for the twelve months ended December 31, 1998, consisting of license revenues of $8.7 million, services revenues of $2.4 million, and hardware revenues of $2.2 million. For the three months ended December 31, 1999, we had total revenues of $7.8 million, consisting of license revenues of $5.7 million and services revenues of $2.1 million, compared to total revenues of $4.2 million for the three months ended December 31, 1998, consisting of license revenues of $3.0 million, services revenues of $787,000, and hardware revenues of $421,000. We had no hardware revenues during the three months ended December 31, 1999 because we discontinued hardware sales in the first quarter of 1999. We currently anticipate that the higher revenue levels for the three months ended December 31, 1999 will not result in correspondingly lower net losses for that period.



     Our headquarters are located at 1105 Sanctuary Parkway, Suite 210, Alpharetta, Georgia 30004, our telephone number is (770) 754-1900 and our Web site address is www.witness.com. We were originally incorporated in Georgia in 1988 and reincorporated in Delaware in 1997. Information contained on our Web site does not constitute part of this prospectus, and you should rely only on the information contained in this prospectus in deciding whether to invest in our common stock. WITNESS(R) and the WITNESS logo are our registered trademarks, and we have filed applications with the United States Patent and Trademark Office to register our marks eQuality(TM) and Bringing eQuality to eBusiness(TM). This prospectus also includes trademarks, service marks and trade names of other companies. This prospectus refers to market research reports prepared by various organizations, which typically do not disclose their underlying limitations or assumptions. You should not rely on these market reports as being necessarily indicative of future developments.

                                  THE OFFERING


Common stock offered by Witness Systems.................         3,800,000 shares
Common stock to be outstanding after this offering......         21,079,647 shares
Use of proceeds.........................................         For repayment of debt, expansion of
                                                                 sales and marketing capabilities,
                                                                 product development, working capital
                                                                 and potential acquisitions of products,
                                                                 technologies and businesses. See "Use
                                                                 of Proceeds."
Proposed Nasdaq National Market symbol..................         WITS



     The number of shares to be outstanding after this offering is based on the number of shares outstanding as of January 10, 2000 and does not include the following:



     - 2,883,106 shares of common stock issuable under options outstanding as of January 10, 2000 with a weighted average exercise price of $2.44 per share;



     - 153,000 shares of common stock that could be issued under warrants outstanding as of January 10, 2000 with a weighted average exercise price of $2.58 per share; and



     - 1,658,511 shares of common stock that could be issued under our amended and restated stock incentive plan and 990,000 shares of common stock reserved for issuance under our employee stock purchase plan.

                                ---------------

     Except as otherwise indicated, all information in this prospectus:

     - reflects the payment of preferred stock dividends in the form of additional shares of our preferred stock and the conversion of each outstanding share of our preferred stock into 1.8 shares of our common stock, which will occur immediately before the completion of this offering;


     - reflects a 1.8 for 1 stock split of the issued and outstanding shares of common stock that occurred on December 27, 1999;


     - reflects the amendment and restatement of our certificate of incorporation and bylaws, which will occur immediately before the completion of this offering;

     - assumes no exercise of the underwriters' over-allotment option; and

     - assumes the initial public offering price of our common stock will be $13.00 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table is a summary of the consolidated financial data for our business. You should read this information together with the consolidated financial statements and the related notes appearing at the end of this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds." For an explanation of the determination of the number of shares used to compute historical and pro forma basic and diluted net loss per share, see note 1(l) of the notes to our consolidated financial statements. The pro forma consolidated balance sheet data summarized below gives effect to the payment of preferred stock dividends in the form of additional shares of our preferred stock and the conversion of each outstanding share of our preferred stock into 1.8 shares of our common stock, which will occur immediately before the completion of this offering as if the conversion occurred on September 30, 1999. The pro forma as adjusted consolidated balance sheet data summarized below also reflects the sale of the common stock offered by us at an assumed initial offering price of $13.00 per share, after deducting underwriting discounts and estimated offering expenses payable by us, and our receipt and application of the net proceeds from the offering.


                                                                           NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                           ---------------------------   ---------------------
                                            1996      1997      1998        1998        1999
                                           -------   -------   -------   -----------   -------
                                                                         (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  License...............................   $   764   $ 3,775   $ 8,682     $ 5,726     $11,011
  Services..............................       425     1,138     2,444       1,657       4,079
  Hardware..............................       632     1,271     2,171       1,750          46
                                           -------   -------   -------     -------     -------
          Total revenues................     1,821     6,184    13,297       9,133      15,136
                                           -------   -------   -------     -------     -------
Gross profit............................       249     3,242     7,979       5,057      12,236
Acquired in-process research and
  development...........................        --        --        --          --       3,506
Operating loss..........................    (2,195)   (2,275)   (4,738)     (3,922)     (6,040)
Net loss................................   $(2,191)  $(2,213)  $(4,769)    $(3,948)    $(6,360)
                                           =======   =======   =======     =======     =======
Net loss applicable to common
  stockholders..........................   $(2,191)  $(2,297)  $(5,271)    $(4,025)    $(7,450)
                                           =======   =======   =======     =======     =======
Historical net loss per share -- basic
  and diluted...........................   $ (0.21)  $ (0.32)  $ (0.76)    $ (0.56)    $ (1.15)
                                           =======   =======   =======     =======     =======
Shares used in computing historical net
  loss per share -- basic and diluted...    10,307     7,238     6,964       7,245       6,469
                                           =======   =======   =======     =======     =======
Pro forma net loss per share -- basic
  and diluted...........................                       $ (0.36)                $ (0.42)
                                                               =======                 =======
Shares used in computing pro forma net
  loss per share -- basic and diluted...                        13,399                  15,276
                                                               =======                 =======



                                                                      SEPTEMBER 30, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                               (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $     52    $    52      $41,691
Working capital (deficit)...................................    (1,873)    (1,873)      40,668
Total assets................................................     8,919      8,919       50,558
Long-term debt, less current portion........................     2,210      2,210           --
Stockholders' (deficit) equity..............................   (24,297)    (2,184)      42,567

                                  RISK FACTORS

     You should consider carefully the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could harm our business, financial condition and results of operations and could result in a complete loss of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE NOT ACHIEVED PROFITABILITY TO DATE, WE EXPECT LOSSES IN THE FUTURE AND WE MAY NOT EVER BECOME PROFITABLE


     We have incurred substantial losses since our inception and expect to continue to suffer losses in the future. In every fiscal period since we began operations, our business has not experienced sufficient cash flow to fund our operations without acquiring capital from other sources. As a result of our accumulated operating losses, as of September 30, 1999, we had an accumulated deficit of approximately $19.9 million. In addition, we expect to continue to devote substantial resources to research and development, professional services and sales and marketing activities. As a result, we will need to generate significant revenues to achieve and sustain profitability in any future period, and we may never be able to do so. If we fail to achieve profitability at all or within the time frame expected by investors, it will materially and adversely affect the market price of our stock.


OUR QUARTERLY REVENUES, EXPENSES AND OPERATING RESULTS ARE LIKELY TO FLUCTUATE, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE

     Our quarterly revenues, expenses and operating results could vary significantly from period to period. In particular, we derive a significant portion of our software license revenue in each quarter from a small number of relatively large orders. A delay in the recognition of revenues from one of these orders may cause our results of operations during a quarter to be lower than we expect. The delay or failure to close anticipated sales in a particular quarter could reduce our revenues in that quarter and subsequent quarters over which revenues for the sale would likely be recognized. In addition, because our revenues from implementation, maintenance and training services largely correlates with our license revenues, a decline in license revenues could also cause a decline in our services revenues in the same quarter or in subsequent quarters. Our revenues, expenses and operating results may vary significantly in response to the risk factors described in this section, as well as the following factors, some of which are beyond our control:

     - a decrease in demand for our software or, more generally, for products that record and analyze the interactions between a business and its customers;

     - announcements or introductions of new products and services by our competitors;

     - product pricing decisions by our competitors;

     - our ability to develop, market and manage new software, software enhancements and services;

     - the deferral of orders for our software or delays in the implementation of our software from one quarter to a later quarter;

     - how quickly we are able to develop new software, software enhancements and services that our customers require;

     - how much money we have to spend to improve our software, services and operations;

     - customer delays in purchasing our software or services in late 1999 and early 2000 due to Year 2000 concerns;

     - the lengthiness and unpredictability of sales cycles for our software;

     - the mix of revenue generated by software licenses and related services;

     - the timing and size of our capital expenditures and changes in our working capital; and

     - general economic factors and changes in technology that could cause our existing and potential customers to decrease what they spend on customer relationship management software.


     Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance, and you should not rely on them to predict our future performance or the future performance of our stock price. Historically, our revenue growth has fluctuated from as low as 1% to as high as 58% from one quarter to the next. If our future revenues or operating results fall below the expectations of investors or securities analysts, the price of our common stock would likely decline.


SEASONAL TRENDS IN SALES OF BUSINESS SOFTWARE OR CUSTOMER INTERACTION LEVELS MAY AFFECT OUR QUARTERLY REVENUES

     The market for business software has experienced seasonal fluctuations in demand. The first and third quarters of the year have been typically characterized by lower levels of revenues. We believe that these fluctuations are caused in part by customer buying patterns, which are influenced by year-end budgetary pressures and by sales force commission structures. Customer interaction centers typically experience much higher volumes of customer contact during and immediately following the year-end holiday season. As a result, many customers may elect to defer installation of our software during this time. This has caused us to experience, and we expect to continue to experience, seasonal fluctuations in our revenues. As our revenues grow, seasonal fluctuations in our revenues may become more evident.

WE FACE INTENSE COMPETITION THAT COULD ADVERSELY AFFECT OUR REVENUES, PROFITABILITY AND MARKET SHARE

     The market for products that record and analyze customer interactions is intensely competitive and experiences rapid changes in technology. We believe our principal competitors include, but are not limited to:

     - quality monitoring suppliers to the contact center industry;

     - traditional call-logging vendors;

     - systems integrators and consulting firms; and

     - new, larger and more established entities that may acquire, invest in or form joint ventures with providers of recording or performance enhancing software solutions.

     Many of our current and potential competitors have longer operating histories, more established business relationships, larger customer bases, a broader range of products and services, greater name recognition and substantially greater financial, technical, marketing, personnel, management, service, support and other resources than we do. This could allow our current and potential competitors to respond more quickly than we can to new or emerging technologies and changes in customer requirements, better take advantage of acquisitions and other opportunities, devote greater resources to the marketing and sale of their products and services and adopt more aggressive pricing policies. In addition, many of our competitors market their products through resellers and companies that integrate their technology and products with those of the competitor. These resellers and technology partners of our competitors often have strong business relationships with our customers and potential customers. Our competitors may use these business relationships to market and sell their products and compete for customers with us. We cannot assure you that our competitors will not offer or develop products and services that are superior to ours.

     In addition, we have developed, and intend to continue to develop, relationships with companies that resell our software and companies that provide us with customer referrals or leads. Revenues from our resellers accounted for approximately 10% of our total revenues for the nine months ended September 30, 1999. We expect revenues from our resellers, and accordingly our dependence on resellers, to increase as we establish more relationships with companies to resell our software worldwide. We engage in joint marketing and sales efforts with our resellers, and rely on them for recommendations of our software during the evaluation stage of the purchase process. When we enter into agreements with these companies, the agreements are not exclusive and may ordinarily be terminated by either party. Some of these companies have similar, and often more established, relationships with our competitors, and may recommend the products and services of our competitors to customers instead of our software and services. In addition, through their relationships with us, these companies could learn about our software and the market for our software and services and could develop and sell competing products and services. As a result, our relationships with these companies could lead to increased competition for us.


     Our software must integrate with software and hardware solutions provided by a number of our existing and potential competitors. These competitors or their business partners could alter their products so that our software no longer integrates well with them, or they could delay or deny our access to software releases that allow us to timely adapt our software to integrate with their products. They could thus effectively prevent us from modifying our software to keep pace with the changing technology of their products. If we cannot adapt our software to changes in our competitors' technology, it may significantly impair our ability to compete effectively, particularly if our software must integrate with the software and hardware solutions of our competitors.

     We expect that competition will increase as other established and emerging companies enter our market and as new products, services and technologies are introduced. Increased competition may result in price reductions, lower gross margins and loss of our market share. This could materially and adversely affect our business, financial condition and results of operations.

OUR SOFTWARE HAS A LONG SALES CYCLE WHICH MAKES IT DIFFICULT TO PLAN OUR EXPENSES AND FORECAST OUR RESULTS

     Although it typically takes three to six months from the time we qualify a sales lead until we sign a contract with the customer, we occasionally experience a longer sales cycle. It is therefore difficult to predict the quarter in which a particular sale will occur. If our sales cycle unexpectedly lengthens for one or more large orders or a significant number of small orders, it would adversely affect the timing of our revenues and the timing of our corresponding expenditures. This could harm our ability to meet our financial forecasts for a given quarter. Our customers' decisions regarding their purchase of our software and services is relatively long due to several factors, including:

     - the complex nature of our software;

     - our need to educate potential customers about the uses and benefits of our software;

     - the investment of money and other resources required by customers to purchase and implement our software;

     - customers' budget cycles and operating activities, which affect the timing of their purchases;

     - the competitive evaluation and internal approval process many of our customers undertake before purchasing our software and services;

     - delayed purchases due to announcements or planned introductions of new software or software enhancements by us or our competitors; and

     - the length of time some of our larger customers require to make a decision to purchase our software and services.

IF WE FAIL TO DEVELOP NEW SOFTWARE OR IMPROVE OUR EXISTING SOFTWARE TO MEET OR ADAPT TO THE CHANGING NEEDS AND STANDARDS OF OUR TARGET MARKET, SALES OF OUR SOFTWARE AND SERVICES MAY DECLINE

     Our future success depends upon our ability to develop and introduce new software and software enhancements which meet the needs of companies seeking to record and analyze their interactions with customers. To achieve increased market acceptance of our software and services, we must, among other things, continue to:

     - improve our existing software and introduce new software solutions;

     - incorporate new technology into our software and services on a timely and cost-effective basis;

     - keep pace with the products and services of our competitors;

     - satisfy the changing requirements of our current and potential customers;

     - improve the effectiveness of our software, particularly in implementations involving very large databases and large numbers of simultaneous users;

     - enhance our software's ease of administration;

     - improve our software's ability to extract data from existing software systems; and

     - adapt to rapidly changing computer operating system, database and software platform standards and Internet technology.

     We may require substantial product development expenditures and lead-time to keep pace and ensure compatibility with new technology in our industry. If we fail to develop and introduce new software and enhancements for our existing software, our software and services may not achieve market acceptance and we may be unable to attract new customers. We may also lose existing customers, to whom we seek to sell additional software and services. Also, we have only recently released our eQuality Analysis and eQuality Interactive software that permit recording and analysis of Web chat interactions. To date, we have not received any revenues from eQuality Analysis or eQuality Interactive software and cannot assure you that we will derive revenues from these products in the future. Moreover, we cannot be certain how the emergence of the Internet will impact our business. It may lead to a change in the way call and contact centers operate, which may ultimately reduce the demand for our software. If this happens it would materially and adversely affect our business, financial condition and results of operations.


     In September 1999, we acquired technology to store and retrieve substantially larger volumes of data than our software is currently capable of storing and retrieving. As of September 30, 1999, this technology had not yet progressed to a stage where it had reached technological feasibility, and we are currently working on a project to develop this technology. We cannot assure you that we will successfully complete this project in a timely manner. If we are unable to develop this technology in a timely manner, it may adversely affect our ability to compete and our ability to attract new customers.


     We believe that our future success also depends upon the continued ability of our software to work with the products and other technologies offered by other software and hardware companies. New products may not be compatible with our software, but may be compatible with the products of our competitors. In addition, industry standards may not be established, or we may not be able to conform to new standards in a timely fashion to remain competitive. Our failure to conform to prevailing technology standards in our industry could limit our ability to compete and adversely affect our business.

IF THE MARKET IN WHICH WE SELL OUR SOFTWARE AND SERVICES DOES NOT GROW AS WE ANTICIPATE, WE WILL BE UNABLE TO CONTINUE OUR GROWTH

     The market for customer relationship management software, including software that records and analyzes customer interactions, is still emerging. If the market for this software does not grow as quickly or become as large as we anticipate, we may not be able to continue our growth or may grow more slowly than expected. Continued growth in demand for this software remains uncertain because our potential customers may:

     - not understand the benefits of using customer relationship management software generally or, more specifically, software which records and analyzes the interactions between a business and its customers;

     - not achieve favorable results using this software;

     - experience technical difficulty in implementing this software; or

     - use alternative methods to solve the same business problems this software is intended to address.

     In addition, our software is designed to address the needs of contact centers. If the number of contact centers does not increase as we expect, or if it grows more slowly than we anticipate, we may not be able to continue our growth or may grow more slowly than expected.

WE RELY HEAVILY ON SALES OF OUR EQUALITY CALL AND EQUALITY EVALUATION SOFTWARE

     Our financial performance has depended, and will continue to depend, on our ability to develop and maintain market acceptance of our eQuality Call software and new and enhanced versions of it. Historically, all of our license revenues have been derived from the sale of our eQuality Call and eQuality Evaluation software, and we expect revenues from these two products to continue to account for substantially all of our revenues for the foreseeable future. To date, we have not recognized revenue from our recently introduced eQuality Analysis and eQuality Interactive software. As a result, factors which adversely affect the pricing or demand for our eQuality Call and eQuality Evaluation software, such as competitive pressures, technological change or evolution in customer preferences, could materially and adversely affect our business, financial condition and results of operations. Many of these factors are beyond our control and difficult to predict.

IF OUR INTERNAL PROFESSIONAL SERVICES EMPLOYEES DO NOT PROVIDE INSTALLATION SERVICES EFFECTIVELY AND ACCORDING TO SCHEDULE, OUR CUSTOMERS MAY NOT USE OUR IMPLEMENTATION SERVICES OR MAY STOP USING OUR SOFTWARE

     Customers that license our products ordinarily purchase installation, training and maintenance services, which they typically obtain from our internal professional services organization. Because our software must be installed to work with a number of computer and telephone network systems, installation of our software can be difficult. These systems vary greatly from one customer site to another, and the versions and integration requirements of these third party systems change frequently. We believe that the speed and quality of installation services are competitive factors in our industry. If our installation services are not satisfactory to our customers, the customers may choose to not use our implementation services to install software they license from us. In addition, these customers may determine that they will not license our software and instead will use the products and services of one of our competitors. If this happens, we would lose licensing and services revenues from these customers, and it would likely harm our reputation in the industry in which we compete. This could materially and adversely affect our business, financial condition and results of operations.

IF WE NEED ADDITIONAL FINANCING TO MAINTAIN OR EXPAND OUR BUSINESS, IT MAY NOT BE AVAILABLE ON FAVORABLE TERMS, OR AT ALL

     Although we believe that the net proceeds from this offering, together with our current cash and borrowing capacity, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months, we expect to incur net losses for the foreseeable future and may need additional funds to expand or meet all of our operating needs. If we need additional financing, we cannot be certain that it will be available to us on favorable terms, or at all. Further, if we raise additional funds by issuing equity securities, your ownership interest could be significantly diluted, and any additional equity securities we issue may have rights, preferences or privileges senior to your rights. Also, the terms of any additional financing we obtain may significantly limit our future financing and operating activities. If we need funds and cannot raise them on acceptable terms, we may be forced to sell assets or seek to refinance our outstanding obligations. We may also be unable to:

     - develop and enhance our software to remain competitive;

     - take advantage of future opportunities, such as acquisitions; or

     - respond to changing customer needs and our competitors' innovations.

     Any of these events could significantly harm our business and financial condition and limit our growth.

IF WE DO NOT CONTINUE TO EXPAND THE DISTRIBUTION OF OUR PRODUCTS THROUGH DIRECT AND INDIRECT SALES CHANNELS, WE MAY BE UNABLE TO EXPAND OUR MARKET SHARE OR INCREASE OUR REVENUES


     To expand our market share and revenues, attract new customers and increase sales to existing customers, we will need to expand our direct and indirect channels of distribution. Although we have historically received approximately 90% of our revenues from direct sales, we will require an increase in our direct sales to achieve our growth plans. To accomplish this, we will need to expand our direct sales force by hiring additional sales personnel and management, and increase the number of relationships we have with companies that provide us with customer referrals or leads for new business. Historically, it has taken us up to six months to train new sales personnel before they reach an acceptable level of productivity. We have also experienced difficulty in finding new sales personnel with experience in computer and telephone integration technologies. We cannot assure you that we will be able to continue to find an adequate number of new sales personnel meeting our specific needs. If the personnel we hire are less qualified, it may take us more time to train them and they may take a longer time to reach an acceptable level of productivity. We cannot assure you that we will be able to hire the necessary sales personnel and management on reasonable terms, or at all. Moreover, we will be required to train any new personnel, and the new personnel may not reach full productivity for a long period of time.


     We also intend to derive revenues from our indirect sales channel through relationships with companies that resell our software. In particular, we intend to use resellers to increase our sales internationally and to market our software to small and medium contact centers.


     To date, we have entered into agreements with only a small number of companies that resell our software and companies that provide us with customer referrals. For the nine months ended September 30, 1999, approximately 10% of our revenues were generated through these resellers. When we enter into agreements with these companies, they are not exclusive and may ordinarily be terminated by either party. Some of these companies have similar, and often more established, relationships with our competitors, and may recommend the products and services of our competitors to customers instead of our software and services. Maintaining reseller relationships in today's rapidly evolving marketplace has proven to be difficult. For example, during the nine months ended September 30, 1998, we incurred a $900,000 charge to terminate a distributor agreement that we believed had become counterproductive. We cannot assure you that we will be able to maintain productive relationships or that we will be able to establish similar relationships with additional companies on a timely basis, or at all. In addition, we cannot be certain that these distribution partners will devote adequate resources to selling our software and services. If we are unable to maintain and expand our direct sales force and indirect distribution channels, we will not be able to increase our revenues and our business will suffer.

OUR FAILURE TO PROPERLY MANAGE OUR RAPID GROWTH COULD STRAIN OUR RESOURCES AND MAKE IT DIFFICULT TO SUPPORT OUR FUTURE OPERATIONS

     Our business could suffer if we fail to effectively manage our growth. Our revenues increased approximately 66% in the nine month period ended September 30, 1999 from the same period the previous year. From September 30, 1998 to September 30, 1999, the number of our employees increased from 96 to 159. This growth in our revenues and number of employees has placed, and will continue to place, a significant strain on our management, personnel, systems, controls and other resources. If we are unable to effectively manage our growth, it may be difficult to support our future operations. To manage growth effectively, we must:

     - accurately predict the growth in demand for our software and expand our capacity and implementation services to meet that demand;

     - expand and improve our operating and financial systems, procedures and controls;

     - attract, train, motivate, manage and retain key personnel;

     - expand our facilities;

     - successfully integrate the operations and personnel of any businesses we acquire; and

     - respond quickly and effectively to unanticipated changes in our industry.

IF WE FAIL TO EXPAND AND MANAGE OUR INTERNATIONAL OPERATIONS, WE MAY BE UNABLE TO REACH OR MAINTAIN OUR DESIRED LEVELS OF REVENUE OR PROFITABILITY


     Revenues from customers located outside of North America accounted for approximately 5% of our total revenues for the nine months ended September 30, 1999. Our current goal is to increase our international revenues to approximately 20% of our total revenues by the end of 2002. In order to achieve this, we intend to continue to expand our international operations through internal business expansion and strategic business relationships. Our operations outside of North America currently consist of fewer than ten dedicated employees located in the United Kingdom. Most of our international revenues to date have come from international branches of our customers based in North America. We have established relationships with a small number of international resellers, but to date we have not recognized a material amount of revenues from these relationships. In addition to general risks associated with international expansion, such as foreign currency fluctuations and political and economic instability, our plans to expand internationally may be adversely affected by a number of risks, including:


     - limited development of an international market for our software and services;

     - the challenges we face in expanding and training our international sales force and support operations;

     - expenses associated with customizing products for multiple countries;

     - longer payment cycles, different accounting procedures and difficulties in collecting accounts receivable; and

     - multiple, conflicting and changing governmental laws and regulations governing intellectual property, call monitoring and the recording of employees.

     As we further expand our operations outside the United States, we will face new competitors and competitive environments. In addition to the risks associated with our domestic competitors, foreign competitors may pose an even greater risk, as they may possess a better understanding of their local markets and better working relationships with local infrastructure providers and others. In particular, because telephone protocols and standards are unique to each country, local competitors will have more experience with, and may have a competitive advantage in, these markets. We may not be able to obtain similar levels of local knowledge or similar relationships in foreign markets, which could place us at a significant competitive disadvantage.

OUR FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY MAY LEAD TO THIRD PARTIES USING OUR TECHNOLOGY FOR THEIR OWN BENEFIT AND OUR FAILURE TO ACCESS THIRD PARTY TECHNOLOGY COULD DELAY THE DEVELOPMENT OR SALE OF OUR SOFTWARE

     Our success depends to a significant degree upon the legal protection of our software and other proprietary technology rights. We rely on a combination of patent, trade secret, copyright and trademark laws and confidentiality and non-disclosure agreements with employees and third parties to establish and protect our proprietary rights. These measures may not be sufficient to protect our proprietary rights, and we cannot be certain that third parties will not misappropriate our technology and use it for their own benefit. Also, most of these protections do not preclude our competitors from independently developing products with functionality or features substantially equivalent or superior to our software. Any failure to protect our intellectual property could have a material adverse effect on our business.

     We currently have three registered trademarks, one patent generally relating to our voice and data synchronization technology and data capture technique and seven pending copyright registrations protecting our software source code. We cannot assure you that we will file further patent, trademark or copyright applications, that any future applications will be approved, that any existing or future patents, trademarks or copyrights will adequately protect our intellectual property or that any existing or future patents, trademarks or copyrights will not be challenged by third parties. Furthermore, one or more of our existing or future patents, trademarks or copyrights may be found to be invalid or unenforceable. We are currently evaluating whether to revise one aspect of the patent for our synchronization techniques. If we are unsuccessful, we may not be able to enforce any aspect of that patent against third parties who infringe it. We also have two patent applications pending in the United States Patent and Trademark Office. There is no guarantee that our pending applications will result in issued patents or, if issued, that they will provide us with any competitive advantages.

     Moreover, the laws of other countries in which we market our products may afford little or no effective protection of our proprietary technology. If we resort to litigation to enforce our intellectual property rights, the proceedings could be burdensome and expensive, would likely divert valuable management and product development resources and could involve a high degree of risk, regardless of whether we win or lose the litigation.

     We rely on technology licensed from third parties, including databases, application programming interfaces, developmental tools and software necessary to integrate our software with third party technology and products. In addition, third party products are bundled with our software. If we lose access to this technology, or if it is not available to us on reasonable terms, it could cause delays in our development and introduction of new and enhanced software until we can obtain equivalent or replacement technology, if available, or develop this technology internally, if feasible. If we lost access to technology that is bundled with our software, this would require us to modify or redesign our software and could cause a delay in our ability to market and sell our current software, or a delay in our ability to develop, market and sell new or enhanced software. This delay or a failure to obtain replacement technology could have a material adverse effect on our business, financial condition and results of operations.

CLAIMS BY OTHER COMPANIES THAT OUR SOFTWARE INFRINGES THEIR INTELLECTUAL PROPERTY COULD REQUIRE US TO INCUR SUBSTANTIAL EXPENSES OR PREVENT US FROM SELLING OUR SOFTWARE OR SERVICES

     If any of our software violates the intellectual property rights of others, we may be required to reengineer or redevelop our software, seek to obtain licenses from third parties to continue offering our software without substantial reengineering, or conduct studies of such intellectual property rights so as to evaluate whether such intellectual property rights are valid or enforceable. Any efforts to reengineer our software or obtain licenses from third parties may not be successful, could be extremely costly and would likely divert valuable management and product development resources. Any efforts to study the intellectual property rights of third parties may not be successful and could reveal that such intellectual property rights are valid and enforceable, could be extremely costly and would likely divert valuable management and product development resources.

     In addition, in the rapidly developing technological environment in which we operate, third parties may have filed a number of patent applications, many of which are confidential when filed. If our software is found to violate these patents when they are issued or any other intellectual property of others, we may become subject to claims for infringement. An infringement claim against us could result in the loss of our proprietary rights and, whether meritorious or not, could be time-consuming, result in costly litigation or require us to pay damages or enter into royalty or licensing agreements on terms that are unfavorable to us. Royalty or licensing agreements might not be available to us on reasonable terms or at all. In addition, our customers may become subject to claims if the software they license from us infringes the intellectual property of others. Our license agreements with our customers generally provide that we will indemnify the customers for liability they incur as a result of these infringement claims. As a result, any infringement claim could materially and adversely affect our business, financial condition and results of operations.

     Approximately two years ago, we were accused of infringing a patent owned by a third party. We undertook to study the matter, concluded that the asserted patent was not infringed, and informed the third party of our belief that the patent was not infringed. Following an exchange of correspondence between September 1996 and January 1998, nothing further was heard from the patent owner.

     Although we have not exchanged correspondence with this third party since January 1998, we cannot assure you that a renewed claim of infringement by this third party, either in connection with the patent referred to above or another patent or other intellectual property, or a claim of infringement by a different patent or other intellectual property owner, will not be asserted against us in the future. Furthermore, we expect that we and other participants in our industry and related industries will be increasingly subject to infringement claims as the number of competitors with patent and other intellectual property portfolios in these industries grows. Although patent and intellectual property disputes may be settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and we cannot assure you that necessary licenses or similar arrangements will be made available to us on a reasonable basis or at all. Consequently, if we become subject to an adverse determination in a judicial or administrative proceeding or we fail to obtain necessary licenses it could prevent us from producing and selling our software. This would have a material adverse effect on our business, financial condition and results of operations.

     In addition, if we decide to, or are forced to, litigate any of these claims, the litigation could be expensive and time-consuming, could divert our management's attention from other matters, and could otherwise materially and adversely affect our business, financial condition and results of operations, regardless of the outcome of the litigation. Litigation and intellectual property claims against us could also disrupt our sale of software. Additionally, it could lead to claims by third parties against our customers and others using our software. Our customers and these other users of our software would likely hold us responsible for these claims and any resulting harm they suffer.

GOVERNMENT REGULATION OF TELEPHONE AND INTERNET MONITORING COULD CAUSE A DECLINE IN THE USE OF OUR SOFTWARE, RESULT IN INCREASED EXPENSES FOR US OR SUBJECT US AND OUR CUSTOMERS TO LIABILITY

     As the telecommunications industry continues to evolve, state, federal and foreign governments may increasingly regulate the monitoring of telecommunications and telephone and Internet monitoring and recording products, such as our software. We believe that increases in regulation could come in the form of a number of different kinds of laws, including privacy and employment regulations. The adoption of new laws governing the use of our software or changes made to existing laws could cause a decline in the use of our software and could result in increased expenses for us, particularly if we are required to modify our software to accommodate these new or changing laws. Moreover, new laws or changes to existing laws could subject us and our customers to liability. In addition, whether or not these laws are adopted, if we do not adequately address the privacy concerns of consumers, companies may be hesitant to use our software. If any of these events occur, it could materially and adversely affect our business.

OUR PRODUCTS MAY FAIL TO PERFORM PROPERLY, WHICH MAY CAUSE US TO INCUR ADDITIONAL EXPENSES OR LOSE SALES

     Our software is used in a complex operating environment that requires its integration with computer and telephone networks and other business software applications. Furthermore, the hardware, software and network systems generally used in conjunction with our software, particularly telephone standards and protocols, change rapidly. The evolution of these standards may cause our products to function slowly or improperly. Poor product performance may necessitate redevelopment of our product or other costly reengineering measures which may divert our management and product development resources and funds. Due to the large number of, and variations in, computer and telephone network systems and applications, as well as the rapid changes in these products, our testing process may be unable to duplicate all possible environments in which our software is expected to perform. Any errors or defects that are discovered after we release new or enhanced software could cause us to lose revenue, cause a delay in the market acceptance of our software, damage our customer relationships and reputation and increase our service and warranty costs.

IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL, WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE AND EXPAND OUR BUSINESS

     Our future success will depend in large part on our ability to hire, train, retain and motivate a sufficient number of qualified personnel, particularly in sales, marketing, research and development, service and support. In particular, competition for research and development personnel with computer and telephone integration skills is intense, and turnover of technical personnel is particularly high in our industry. If we are unable to attract and retain qualified personnel or if we experience high personnel turnover, it would increase our costs of operations and could prevent us from effectively managing and expanding our business.

     Our future success also depends upon the continued service of our executive officers, particularly our Chairman, President and Chief Executive Officer, David Gould. We have an employment agreement with Mr. Gould and non-compete agreements with all of our executive officers. However, any of our executive officers and other employees could terminate his or her relationship with us at any time. The loss of the services of our executive officers or other key personnel could materially and adversely affect our business. In addition, if one or more of our executive officers or key employees were to join one of our competitors or otherwise compete with us, it could harm our business.

WE MAY MAKE ACQUISITIONS OR INVESTMENTS THAT ARE NOT SUCCESSFUL AND THAT ADVERSELY AFFECT OUR ONGOING OPERATIONS

     We may acquire or make investments in companies, products, services and technologies which complement our software and services. Because of the proliferation of new customer interaction mediums such as the Internet and e-mail, we believe that it may be important for us to acquire complementary technology to quickly bring new products to market. We have very limited experience in making acquisitions and investments. As a result, our ability to identify prospects, conduct acquisitions and to properly manage the integration of acquisitions is unproven. If we fail to properly evaluate and execute acquisitions or investments, it may seriously harm our business and operating results. In making or attempting to make acquisitions or investments, we face a number of risks, including:

     - the difficulty of identifying and hiring one or more senior executives with acquisition experience;

     - the difficulty of identifying suitable acquisition or investment candidates and negotiating acceptable terms for acquisitions and investments;

     - the potential distraction of our management, diversion of our resources and disruption of our business;

     - our retention and motivation of key employees of the acquired companies;

     - our entry into geographic markets in which we have little or no prior experience;

     - competition for acquisition opportunities with competitors that are larger than us or have greater financial and other resources than we have;

     - our inability to accurately forecast the financial impact of an acquisition or investment; and

     - our inability to maintain good relations with the customers and suppliers of the acquired company.

     In addition, if we make acquisitions using convertible debt or equity securities, our existing stockholders may be diluted, which could cause the market price of our stock to decline.

YEAR 2000 ISSUES MAY DISRUPT OUR OPERATIONS, SUBJECT US TO LIABILITIES AND COSTS AND AFFECT THE TIMING OF OUR REVENUES

     The Year 2000 computer problem refers to the potential for system and processing failures of date related data as a result of computer controlled systems using two digits rather than four to define the applicable year. For example, software programs that have time-sensitive components may recognize a date represented as "00" as the year 1900 rather than the year 2000. This problem could result in miscalculations, data corruption, system failures or disruptions of operations. We are subject to potential Year 2000 problems affecting the systems and technology on which we depend, including:

     - the internal systems, software and other technology we use in our business;

     - the products and other technology produced by others which is integrated with our software;

     - the systems of our customers and our vendors; and

     - other technology and products employed by our customers which is used in connection with our software.


     Furthermore, we cannot assure you that our software is Year 2000 compliant. Moreover, because our software is used in connection with other products, Year 2000 problems affecting these products could cause our software to fail. If Year 2000 problems cause the failure of any of the technology, software or systems described above, we could lose customers, suffer significant disruptions in our business, lose revenues and incur substantial liabilities and expenses. We could also become involved in costly litigation resulting from Year 2000 problems. This could materially and adversely affect our business, financial condition and results of operations.


     During 1999 and 2000, a significant number of companies, including some of our current customers, have devoted and are expected to devote a substantial amount of their information technology resources to testing systems for Year 2000 compliance and fixing existing Year 2000 problems. As a result, many of our existing and potential customers may delay the purchase and installation of our software. Consequently, we may have lower than expected licensing and services revenues during 2000.


                         RISKS RELATED TO THIS OFFERING

THIS IS OUR INITIAL PUBLIC OFFERING, AND WE CANNOT ASSURE YOU THAT OUR STOCK PRICE WILL NOT DECLINE AFTER THE OFFERING OR THAT AN ACTIVE PUBLIC MARKET FOR OUR SHARES WILL DEVELOP

     Before this offering, you could not buy or sell our common stock publicly. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price negotiated between us and representatives of the underwriters, which may not indicate future market price. The price of our common stock that will prevail in the market after this offering may be lower than the price you pay. As a result, you may not be able to sell your stock for a price equal to or greater than the initial offering price. In addition, as this is our initial public offering, the number of shares available for public sale will be relatively small, and we cannot predict how liquid the market for our shares will be. An active public market for our common stock may not develop or be sustained after the offering.

THE PRICE OF OUR COMMON STOCK AFTER THIS OFFERING MAY BE VOLATILE, AND YOU MAY EXPERIENCE INVESTMENT LOSSES

     The market price of our common stock may fluctuate significantly in response to the following and other factors, some of which are beyond our control:

     - variations in our quarterly operating results;

     - announcements of significant contracts, technological innovations or new products or services by us or our competitors;

     - changes in financial estimates by securities analysts;

     - the operating and stock price performance of other companies in our industry; and

     - fluctuations in stock market price and volume, which are particularly common among securities of software and other technology companies.

     Further, the stock markets, and in particular the Nasdaq National Market on which we intend to list our common stock, have experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many technology companies. These fluctuations often have been unrelated or disproportionate to the operating performance of the companies. Because our business is technology related, the price of our common stock could fluctuate widely if the market price of equity securities of other technology companies becomes volatile. In the past, following periods of downward volatility in the market price of a company's securities, class action litigation has often been brought against that company. If such an action is brought against us, it would be expensive and would divert our management's attention and our other resources.

OUR MANAGEMENT AND AFFILIATES CONTROL A LARGE PERCENTAGE OF OUR VOTING STOCK AND COULD EXERT SIGNIFICANT INFLUENCE OVER MATTERS REQUIRING STOCKHOLDER APPROVAL AFTER THIS OFFERING


     After this offering, our executive officers and directors and members of their families will together control approximately 53% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control all matters requiring stockholder approval, including the election of our directors and the approval of significant corporate transactions involving us. This control may have the effect of delaying, preventing or deterring a change in control of Witness Systems and could deprive our stockholders of an opportunity to receive a premium for their common stock as part of any sale or acquisition.


FUTURE SALES OF COMMON STOCK AND THE RIGHTS OF SOME OF OUR STOCKHOLDERS TO REGISTER SALES OF THEIR STOCK COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR STOCK


     Sales of a substantial number of shares of our common stock after this offering, or the perception by the market that those sales could occur, could cause the market price of our common stock to decline or could make it more difficult for us to raise funds through the sale of equity in the future. The shares of common stock being sold in this offering will generally be freely tradable without restriction. The remaining 17,279,647 shares of common stock outstanding will be restricted securities as defined in Rule 144 under the Securities Act. Except as described in the next paragraph, the holders of these shares of common stock may sell them in the future without registration under the Securities Act if they comply with Rule 144, Rule 701 or any other applicable exemption under the Securities Act.



     We, our directors and executive officers and some of our stockholders have agreed with the underwriters not to sell any common stock or securities convertible into or exchangeable or exercisable for common stock for 180 days after the date of this prospectus, subject to some exceptions. When these lock-up agreements expire, 16,673,093 shares of common stock will be eligible for resale in the future without registration under the Securities Act if the holders of the common stock comply with Rule 144, Rule 701 or any other applicable exemption under the Securities Act. Hambrecht & Quist LLC or its successor may agree to release any or all of the shares of common stock from these lock-up agreements at any time.



     Some of our existing stockholders have the right to require us to register under the Securities Act up to 15,448,251 shares of their common stock at any time. All of these shares are subject to the lock-up agreements described above. Once we register these shares, they can be freely sold in the public market, subject to these lock-up agreements.



     Immediately after this offering, we intend to register under the Securities Act approximately 5,531,617 shares of our common stock issuable upon the exercise of stock options or reserved for issuance under our amended and restated stock incentive plan and our employee stock purchase plan. After that registration, approximately 525,297 shares will be issuable and freely tradable upon the exercise of vested options. Of the 525,297 shares issuable upon the exercise of stock options, 316,960 are subject to the lock-up agreements described above. Once we register these shares, they can be freely sold in the public market upon issuance, subject to those lock-up agreements. You should read "Shares Eligible for Future Sale" for a more detailed description of these risks.


OUR CERTIFICATE OF INCORPORATION AND BYLAWS, AS WELL AS DELAWARE LAW, MAY PREVENT OR DELAY A FUTURE TAKEOVER

     Our amended and restated certificate of incorporation and bylaws contain provisions which could make it harder for a third party to acquire us without consent of our board of directors. For example, if a potential acquiror were to make a hostile bid for us, the acquiror would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. In addition our board of directors has staggered terms which makes it difficult to remove all our directors at once. The acquiror would also be required to provide advance notice of its proposal to remove directors at an annual meeting.

     Our board of directors has the ability to issue preferred stock which would significantly dilute the ownership of a hostile acquiror. In addition, Delaware law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation.

     As a result of these provisions, our board of directors could choose not to negotiate with an acquiror if it does not believe an acquisition is in our strategic interests. These provisions may apply even if the acquiror's offer is considered beneficial to our stockholders. Moreover, if the acquiror is discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition, you could lose the opportunity to sell your shares at a favorable price.

                           FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this prospectus that are subject to risks and uncertainties. Many of these forward-looking statements refer to our plans, objectives, expectations and intentions, as well as our future financial results. You can identify these forward-looking statements by forward-looking words such as "expects," "anticipates," "intends," "plans," "may," "will," "believes," "seeks," "estimates" and similar expressions. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors" and other factors identified by cautionary language used elsewhere in this prospectus. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could materially and adversely affect our business, financial condition and results of operations.

                                USE OF PROCEEDS


     We expect to receive net proceeds of approximately $45.0 million from the sale of 3,800,000 shares of common stock, assuming a public offering price of $13.00 per share and after deducting underwriting discounts and commissions of $3.5 million and estimated expenses of approximately $950,000. If the underwriters exercise their over-allotment option in full, we will receive net proceeds of approximately $49.4 million. We will not receive any proceeds from the sale of shares by the selling stockholder.


     We intend to use the net proceeds from this offering to:


     - Repay outstanding debt of approximately $2.8 million, including accrued interest, prepayment penalties and any other amounts due to the lender. The debt bears interest at prime plus 2% and includes a term loan that was incurred to refinance existing debt and an equipment loan that was incurred to purchase property and equipment. The term loan matures on December 31, 2000 and the equipment loan matures on June 31, 2001.



     - Fund sales and marketing expenses in the year 2000 of approximately $18.0 million.



     - Fund research and development expenses in the year 2000 of approximately $10.0 million.


     We expect to use the remaining net proceeds from this offering to fund our operating deficits and other working capital needs and for general corporate purposes, including the development of our product lines through acquisitions of products, technologies and businesses. Currently, however, we have no commitments or agreements regarding any acquisitions. The amount of net proceeds that we actually expend for working capital purposes will vary significantly depending on a number of factors, including our future revenue growth, if any, the amount of cash we generate from operations and the progress of our product development efforts. We will have significant discretion in applying the net proceeds of this offering and we may use the proceeds in ways with which you disagree and in ways which may negatively affect our financial condition. Pending the uses described above, we will invest the net proceeds in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our capital stock, and we do not anticipate declaring or paying any cash dividends for the foreseeable future. We currently expect to retain all earnings, if any, for investment in our business. In addition, the terms of our current credit facility prohibit us from paying cash dividends without our lender's consent.

                                 CAPITALIZATION

     The following table describes our capitalization as of September 30, 1999:

     - on an actual basis;

     - on a pro forma basis which gives effect to the payment of preferred stock dividends in the form of additional shares of our preferred stock and the conversion of each outstanding share of our preferred stock into 1.8 shares of our common stock, which will occur immediately before the completion of this offering as if the conversion occurred on September 30, 1999; and

     - on a pro forma as adjusted basis to further reflect the sale of the common stock offered by us at an assumed offering price of $13.00 per share, after deducting underwriting discounts and estimated offering expenses payable by us, and our receipt and application of the net proceeds from this offering to repay outstanding debt as if the sale of common stock and receipt of proceeds occurred on September 30, 1999.

     You should read this table together with the consolidated financial statements and the related notes appearing at the end of this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Resulting Operations" and "Use of Proceeds."


                                                                    SEPTEMBER 30, 1999
                                                            ----------------------------------
                                                                                    PRO FORMA
                                                             ACTUAL    PRO FORMA   AS ADJUSTED
                                                            --------   ---------   -----------
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
                                                                             (UNAUDITED)
Long-term debt, including current portion.................  $  3,112   $  3,112     $     --
Convertible preferred stock:
  Series A; 4,000,000 shares authorized, 3,184,000 issued
     and outstanding, actual; no shares authorized, issued
     and outstanding, pro forma and pro forma as
     adjusted.............................................     8,319         --           --
  Series B; 1,231,954 shares authorized, 1,181,954 shares
     issued and outstanding, actual; no shares authorized,
     issued and outstanding, pro forma and pro forma as
     adjusted.............................................     5,479         --           --
  Series C; 1,500,000 shares authorized, 1,325,028 shares
     issued and outstanding, actual; no shares authorized,
     issued and outstanding, pro forma and pro forma as
     adjusted.............................................     8,315         --           --
Stockholders' (deficit) equity:
  Preferred stock, par value $0.01; no shares authorized,
     issued and outstanding, actual; 10,000,000
     authorized, pro forma and pro forma as adjusted; no
     shares issued or outstanding, pro forma and pro forma
     as adjusted..........................................        --         --           --
  Common stock, par value $0.01; 50,000,000 shares
     authorized; 10,302,163 issued and 6,862,379 shares
     outstanding, actual; 20,691,106 shares issued and
     17,251,322 shares outstanding, pro forma (unaudited);
     24,491,106 shares issued and 21,051,322 shares
     outstanding, pro forma as adjusted (unaudited).......       103        207          245
  Additional paid-in capital..............................     5,062     27,071       72,025
  Accumulated deficit.....................................   (19,947)   (19,947)     (20,188)
  Stockholders notes receivable...........................    (2,594)    (2,594)      (2,594)
  Treasury stock, 3,439,784 common shares at cost.........    (6,921)    (6,921)      (6,921)
                                                            --------   --------     --------
          Total stockholders' (deficit) equity............   (24,297)    (2,184)      42,567
                                                            --------   --------     --------
          Total capitalization............................  $    928   $    928     $ 42,567
                                                            ========   ========     ========



     The number of shares of common stock outstanding as of September 30, 1999 does not reflect 3,036,106 shares of common stock issuable under options and warrants outstanding as of January 10, 2000 at a weighted average exercise price of $2.45 per share, 1,658,511 shares of common stock reserved for issuance under our amended and restated stock incentive plan and 990,000 shares of common stock reserved for issuance under our employee stock purchase plan.

                                    DILUTION


     Our pro forma net tangible book value (deficit) as of September 30, 1999 was $(2.2) million, or $(0.13) per share of common stock. We have calculated this amount by:


     - subtracting our total liabilities from our pro forma total tangible assets; and

     - then dividing the difference by the total pro forma number of shares of common stock outstanding, after giving effect to the payment of preferred stock dividends in the form of additional shares of our preferred stock and the conversion of each outstanding share of our preferred stock into
       1.8 shares of our common stock, which will occur immediately before completion of this offering.


     If we give effect to our receipt of the net proceeds from our sale of 3,800,000 shares of common stock at an assumed initial public offering price of $13.00 per share, our adjusted pro forma net tangible book value as of September 30, 1999 would have been approximately $42.6 million, or $2.02 per share. This amount represents an immediate increase in pro forma net tangible book value of $2.15 per share to existing stockholders and an immediate dilution of $10.98 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price.......................           $13.00
  Pro forma net tangible book value as of September 30,
     1999...................................................  $(0.13)
  Pro forma increase in net tangible book value attributable
     to this offering.......................................    2.15
                                                              ------
  Pro forma net tangible book value after the offering......             2.02
                                                                       ------
Dilution to new investors...................................           $10.98
                                                                       ======


     The following table summarizes, on an as adjusted pro forma basis, as of September 30, 1999, the total number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders (net of share repurchases) and to be paid by new investors in this offering at an assumed initial offering price of $13.00 per share, before deducting estimated underwriting discounts and offering expenses:

                            SHARES PURCHASED       TOTAL CONSIDERATION
                          --------------------    ---------------------    AVERAGE PRICE
                            NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                          ----------   -------    -----------   -------    -------------
Existing stockholders...  17,251,322     81.9%    $16,698,000     25.3%       $ 0.97
New investors...........   3,800,000     18.1      49,400,000     74.7         13.00
                          ----------    -----     -----------    -----
          Total.........  21,051,322    100.0%    $66,098,000    100.0%
                          ==========    =====     ===========    =====


     If the underwriters exercise their over-allotment option in full, the number of shares held by existing stockholders will decrease to 17,041,042, or 79.6% of the total shares outstanding, and the number of shares held by new investors will increase to 4,370,000, or 20.4% of the total shares outstanding.



     The above computations exclude 3,036,106 shares of common stock issuable upon the exercise of options and warrants outstanding as of January 10, 2000 at a weighted average exercise price of $2.45 per share, 1,658,511 shares of common stock reserved for issuance under our amended and restated stock incentive plan and 990,000 shares of common stock reserved for issuance under our employee stock purchase plan. From September 30, 1999 through January 10, 2000, options were exercised to purchase an aggregate of 13,499 shares of common stock. If any additional options and warrants are exercised, new investors will experience further dilution. For more information about our stock option plans, see "Management -- Stock Option Plan and Other Compensation Plan."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the related notes appearing at the end of this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds." For an explanation of the determination of the number of shares used to compute historical and pro forma basic and diluted net loss per share, see note 1(l) of the notes to our consolidated financial statements.

     The statement of operations data for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1999 and the balance sheet data as of December 31, 1997 and 1998 and September 30, 1999 are derived from, and are qualified by reference to, our consolidated financial statements included at the end of this prospectus, which have been audited by KPMG LLP. The statement of operations data for the year ended December 31, 1995 and the balance sheet data as of December 31, 1996 are derived from, and are qualified by reference to, our consolidated financial statements which are not included in this prospectus and which have been audited by KPMG LLP. The statement of operations data for the year ended December 31, 1994 and the balance sheet data as of December 31, 1994 and 1995 are derived from our unaudited consolidated financial statements, which are not included in this prospectus. The statement of operations data for the nine months ended September 30, 1998 is unaudited and is included with the consolidated financial statements included in this prospectus. In the opinion of our management, the unaudited consolidated financial statements have been prepared on a basis consistent with the annual audited consolidated financial statements which appear elsewhere in this prospectus, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of our financial position and results of operations for these unaudited periods. Our historical results are not necessarily indicative of results to be expected in the future.


                                                                                                             NINE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                                                 ------------------------------------------------------    ----------------------
                                                    1994         1995      1996       1997       1998         1998         1999
                                                 -----------    ------    -------    -------    -------    -----------    -------
                                                 (UNAUDITED)                                               (UNAUDITED)
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenues:
   License.....................................    $  300       $  444    $   764    $ 3,775    $ 8,682      $ 5,726      $11,011
   Services....................................       177          161        425      1,138      2,444        1,657        4,079
   Hardware....................................       246          357        632      1,271      2,171        1,750           46
                                                   ------       ------    -------    -------    -------      -------      -------
       Total revenues..........................       723          962      1,821      6,184     13,297        9,133       15,136
                                                   ------       ------    -------    -------    -------      -------      -------
 Cost of revenues:
   License.....................................         8           10         30        164        310          218          258
   Services....................................       138          130        622      1,204      2,526        1,863        2,596
   Hardware....................................       235          315        920      1,574      2,482        1,995           46
                                                   ------       ------    -------    -------    -------      -------      -------
       Total cost of revenues..................       381          455      1,572      2,942      5,318        4,076        2,900
                                                   ------       ------    -------    -------    -------      -------      -------
       Gross profit............................       342          507        249      3,242      7,979        5,057       12,236
 Operating expenses:
   Sales and marketing.........................        72           93        291      2,016      6,147        4,236        7,409
   Research and development....................       114          264      1,095      1,817      3,529        2,385        4,140
   General and administrative..................       163          401      1,058      1,684      2,141        1,458        2,556
   Charge for termination of distribution
     agreement.................................        --           --         --         --        900          900           --
   Acquired in-process research and
     development...............................        --           --         --         --         --           --        3,506
   Other personnel costs.......................        --          621         --         --         --           --          665
                                                   ------       ------    -------    -------    -------      -------      -------
       Operating loss..........................        (7)        (872)    (2,195)    (2,275)    (4,738)      (3,922)      (6,040)
 Interest income (expense), net................         5            9          4         62        (31)         (26)        (320)
                                                   ------       ------    -------    -------    -------      -------      -------
 Loss before provision for income taxes........        (2)        (863)    (2,191)    (2,213)    (4,769)      (3,948)      (6,360)
 Provision for income taxes....................        --           --         --         --         --           --           --
                                                   ------       ------    -------    -------    -------      -------      -------
 Net loss......................................        (2)        (863)    (2,191)    (2,213)    (4,769)      (3,948)      (6,360)
 Preferred stock dividends and accretion.......        --           --         --        (84)      (502)         (77)      (1,090)
                                                   ------       ------    -------    -------    -------      -------      -------
 Net loss applicable to common stockholders....    $   (2)      $ (863)   $(2,191)   $(2,297)   $(5,271)     $(4,025)     $(7,450)
                                                   ======       ======    =======    =======    =======      =======      =======
 Historical net loss per share -- basic and
   diluted.....................................    $   --       $(0.10)   $ (0.21)   $ (0.32)   $ (0.76)     $ (0.56)     $ (1.15)
                                                   ======       ======    =======    =======    =======      =======      =======
 Shares used in computing historical net loss
   per share -- basic and diluted..............     6,179        8,922     10,307      7,238      6,964        7,245        6,469
                                                   ======       ======    =======    =======    =======      =======      =======
 Pro forma net loss per share -- basic and
   diluted.....................................                                                 $ (0.36)                  $ (0.42)
                                                                                                =======                   =======
 Shares used in computing pro forma net loss
   per share -- basic and diluted..............                                                  13,399                    15,276
                                                                                                =======                   =======

                                                                DECEMBER 31,
                                                 -------------------------------------------   SEPTEMBER 30,
                                                 1994   1995     1996      1997       1998         1999
                                                 ----   -----   -------   -------   --------   -------------
                                                 (UNAUDITED)
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term
    investments................................  $ 99   $  84   $    69   $ 2,092   $    912     $     52
  Working capital (deficit)....................   143    (142)   (2,399)   (2,506)    (3,156)      (1,873)
  Total assets.................................   365     316     1,108     3,966      5,026        8,919
  Long-term debt, less current portion.........    --      --        --        --      1,102        2,210
  Total convertible preferred stock............    --      --        --     6,733     12,710       22,113
  Total stockholders' equity (deficit).........   143     (69)   (2,260)   (8,241)   (15,376)     (24,297)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our Consolidated Financial Statements and Notes.

OVERVIEW

     We provide business-driven multimedia recording and analysis software that enables companies to enhance their customer interactions across multiple communications media. Our software is designed to enable customer contact centers within a company to record and evaluate complete customer interactions through one or more communications media, such as telephone and Web chat. We believe that the key benefits of our products include increased revenues from improved customer interactions, improved profitability from increased customer service representative and supervisor productivity and reduced turnover and enhanced customer retention through greater customer intimacy. Our software is designed to integrate with a variety of third party software, such as customer relationship management and enterprise resource planning applications, and with existing telephony and computer network hardware and software. The majority of our customers are companies with one or more contact centers that handle voice and data customer interactions for outbound sales and marketing operations, inbound service/support lines, or both. We utilize our direct sales organization and a variety of strategic marketing alliances to reach our target customer base.

SOURCES OF REVENUES AND REVENUE RECOGNITION POLICY

     We generate revenues principally from licensing our software directly to customers and providing related professional services, including software installation, training and maintenance. During the nine months ended September 30, 1999, approximately 95% of our revenues were derived from sales within North America through our direct sales force. Prior to 1999, substantially all of our revenues were derived from sales within North America. Our license agreements generally provide that customers pay a software license fee for one or more software products for a specified number of users. The amount of the license fee varies based on which software product is licensed, the number of software products licensed and the number of users licensed. Customers can subsequently pay additional license fees to allow additional users to use previously licensed software products or to license additional software products. Each of our software products contains the same core functionality, allowing for easy integration of additional software products as they are licensed from us. Customers that license software products receive the software on compact disc.


     We recognize license revenues in accordance with the provisions of American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition" and SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2." Following the requirements of SOP 97-2, we recognize license revenues when all of the following conditions are met:


     - we have signed a noncancellable license agreement with the customer;

     - we have delivered the software product to the customer;

     - the amount of fees to be paid by the customer is fixed or determinable;
       and

     - we believe that collection of these fees is probable.

     Until the first quarter of 1999, we generated revenues from the sale of computer hardware to our customers. This hardware consisted of standard, readily available computer servers that we purchased from third parties and resold. Because of our relatively low volume of sales compared to traditional computer equipment providers, we were unable to compete on price with those providers and frequently resorted to selling hardware at very low margins or below our cost. The losses that we incurred from selling hardware adversely affected our liquidity and financial position.

Because of this, we discontinued hardware sales in the first quarter of 1999 which improved our gross margins during 1999. Our customers currently purchase their hardware from other suppliers.

     Our customers generally purchase installation and training services. They ordinarily purchase these services directly from us through our internal professional services organization on either a fixed fee or a time and materials basis. Revenues on installation and training services are recognized upon performance of the related services.

     Our customers also purchase maintenance contracts that provide software upgrades and technical support over a stated term, generally twelve months. Historically, all of our customers have purchased an initial maintenance contract for each newly licensed site. From January 1997 through September 1999, on average, over 92% of our customer sites at the beginning of each year renewed their annual maintenance contracts. Revenues on maintenance are recognized ratably over the terms of the maintenance contracts, which are usually one year.

COST OF REVENUES AND OPERATING EXPENSES

     Our cost of license revenues primarily consists of license fees due to third parties for royalties and packaging costs. Our cost of services revenues includes salaries and related expenses for our installation, training and maintenance personnel and allocations of facilities, communications and depreciation expenses. Our cost of hardware revenues consisted of purchases of hardware. We discontinued sales of hardware during the first quarter of 1999. Our operating expenses are classified into three general categories: sales and marketing, research and development and general and administrative. We classify all charges to these operating expense categories based on the nature of the expenditures. We allocate the costs for overhead and facilities to each of the functional areas that use the overhead and facilities services. These allocated charges include facility rent for corporate offices, communication charges and depreciation expenses for office furniture and equipment. We anticipate that our operating expenses will increase substantially in future quarters as we increase sales and marketing operations, develop new distribution channels, fund greater levels of research and development, broaden professional services and support and improve operational and financial systems. As a result, we expect to incur additional losses for the foreseeable future. In addition, our limited operating history makes it difficult for us to predict future operating results, and, accordingly, there can be no assurance that we will achieve or sustain revenue growth or profitability.

     Research and development costs are expensed as incurred. Costs incurred subsequent to establishing technological feasibility, in the form of a working model, are capitalized and amortized over their estimated useful lives. To date, software development costs incurred after technological feasibility has been established have not been material.


     We had 178 full-time employees at December 31, 1999, up from 25, 74 and 111, at December 31, 1996, 1997 and 1998, respectively. This rapid growth places a significant demand on our management and operational resources. In order to manage growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. In addition, we expect that future expansion will continue to challenge our ability to hire, train, motivate and manage our employees. Competition is intense for highly qualified technical, sales and marketing and management personnel. If our total revenue does not increase relative to our operating expenses, our management systems do not expand to meet increasing demands, we fail to attract, assimilate and retain qualified personnel or our management otherwise fails to manage our expansion effectively, there would be a material adverse effect on our business, financial condition and operating results.



DEFERRED STOCK COMPENSATION CHARGE



     During the fourth quarter of 1999, we incurred a deferred stock compensation charge of $1.0 million for the difference between the exercise price and the deemed fair value of certain stock options. This charge will be amortized over the vesting period of the underlying options, generally four years.


RESULTS OF OPERATIONS

     The table below shows operating data as a percentage of total revenues for the periods indicated:


                                                                               NINE MONTHS
                                                         YEAR ENDED               ENDED
                                                        DECEMBER 31,          SEPTEMBER 30,
                                                  ------------------------    --------------
                                                   1996     1997     1998     1998     1999
                                                  ------    -----    -----    -----    -----
STATEMENT OF OPERATIONS DATA:
  Revenues:
     License..................................      42.0%    61.0%    65.3%    62.7%    72.7%
     Services.................................      23.3     18.4     18.4     18.1     27.0
     Hardware.................................      34.7     20.6     16.3     19.2      0.3
                                                  ------    -----    -----    -----    -----
          Total revenues......................     100.0    100.0    100.0    100.0    100.0
  Cost of revenues:
     License..................................       1.6      2.7      2.3      2.4      1.7
     Services.................................      34.2     19.4     19.0     20.4     17.2
     Hardware.................................      50.5     25.5     18.7     21.8      0.3
                                                  ------    -----    -----    -----    -----
          Total cost of revenues..............      86.3     47.6     40.0     44.6     19.2
                                                  ------    -----    -----    -----    -----
          Gross profit........................      13.7     52.4     60.0     55.4     80.8
  Operating expenses:
     Sales and marketing......................      16.0     32.6     46.2     46.4     48.9
     Research and development.................      60.1     29.4     26.5     26.1     27.4
     General and administrative...............      58.1     27.2     16.1     16.0     16.9
     Charge for termination of distribution
       agreement..............................        --       --      6.8      9.9       --
     Acquired in-process research and
       development............................        --       --       --       --     23.2
     Other personnel costs....................        --       --       --       --      4.4
                                                  ------    -----    -----    -----    -----
          Operating loss......................    (120.5)   (36.8)   (35.6)   (43.0)   (40.0)
  Interest income (expense), net..............       0.2      1.0     (0.2)    (0.3)    (2.1)
                                                  ------    -----    -----    -----    -----
          Loss before provision for income
            taxes.............................    (120.3)   (35.8)   (35.8)   (43.3)   (42.1)
  Provision for income taxes..................        --       --       --       --       --
                                                  ------    -----    -----    -----    -----
          Net loss............................    (120.3)%  (35.8)%  (35.8)%  (43.3)%  (42.1)%
                                                  ======    =====    =====    =====    =====


NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

  Revenues


     Total revenues increased from $9.1 million in the nine months ended September 30, 1998 to $15.1 million in the nine months ended September 30, 1999, representing a 66% increase, principally due to growth in our license revenues. License revenues increased from $5.7 million in the nine months ended September 30, 1998 to $11.0 million in the nine months ended September 30, 1999, representing a 92% increase. The increase in license revenues was primarily a result of a growing market awareness of our products and, to a lesser extent, an expanded sales force. In addition, during the nine months ended September 30, 1998 and 1999, 35% and 57%, respectively, of our license revenues were attributable to new customers, while 65% and 43%, respectively, were attributable to add-on sales associated with our existing customer base. As a percentage of total revenues, license revenues increased from 62.7% in the nine months ended September 30, 1998 to 72.7% in the nine months ended September 30, 1999.



     Services revenues increased from $1.7 million in the nine months ended September 30, 1998 to $4.1 million in the nine months ended September 30, 1999, representing a 146% increase. Installation and training revenues increased primarily from the increase in license revenues. Maintenance revenues have increased as our customer base has grown from 168 customer sites as of December 31, 1998 to 302 customer sites as of September 30, 1999. As a percentage of total revenues, services revenues increased from 18.1% in the nine months ended September 30, 1998 to 27.0% in the nine months ended September 30, 1999.



     Hardware revenues decreased from $1.8 million in the nine months ended September 30, 1998 to $46,000 in the nine months ended September 30, 1999, representing a 97% decrease. We discontinued the sale of hardware during the first quarter of 1999. As a percentage of total revenues, hardware revenues decreased from 19.2% in the nine months ended September 30, 1998 to 0.3% in the nine months ended September 30, 1999.


  Cost of Revenues


     Total cost of revenues decreased from $4.1 million for the nine months ended September 30, 1998 to $2.9 million for the nine months ended September 30, 1999, primarily due to our discontinuance of hardware sales. Also, we improved our services margin primarily through improved project management. Cost of revenues as a percentage of total revenues decreased from 44.6% for the nine months ended September 30, 1998 to 19.2% for the nine months ended September 30, 1999, primarily due to our discontinuance of hardware sales. We expect, however, that over time the total cost of revenues as a percentage of total revenues will increase as the percentage of license revenues as a percentage of total revenues decreases.



     Cost of license revenues increased from $218,000 for the nine months ended September 30, 1998 to $258,000 for the nine months ended September 30, 1999, due to increased royalties for third party software caused by an increase in license revenues. Cost of license revenues decreased from 2.4% of total revenues for the nine months ended September 30, 1998 to 1.7% of total revenues for the nine months ended September 30, 1999.



     Cost of services revenues increased from $1.9 million in the nine months ended September 30, 1998 to $2.6 million in the nine months ended September 30, 1999. This increase was a result of an increase in the number of employees engaged in installation, training and customer maintenance services. Cost of services revenues as a percentage of total revenues decreased from 20.4% for the nine months ended September 30, 1998 to 17.2% for the nine months ended September 30, 1999. Cost of services revenues as a percentage of services revenues decreased from 112% for the nine months ended September 30, 1998 to 64% for the nine months ended September 30, 1999. This improvement in services margin was mainly due to improved project management for installation services and, to a lesser extent, fewer employees engaged in customer maintenance services per customer. We expect to continue to hire additional service personnel, however, and anticipate that cost of services revenues will both increase in absolute dollars and as a percentage of total revenues.



     Hardware cost of revenues decreased from $2.0 million in the nine months ended September 30, 1998 to $46,000 in the nine months ended September 30, 1999. This decrease was due to our discontinuance of hardware sales in the first quarter of 1999. Hardware cost of revenues decreased from 21.8% of total revenues for the nine months ended September 30, 1998 to 0.3% of total revenues for the nine months ended September 30, 1999.

  Operating Expenses


     Sales and Marketing. Sales and marketing expenses increased 75% from $4.2 million in the nine months ended September 30, 1998 to $7.4 million in the nine months ended September 30, 1999, principally due to an increase in sales personnel and, to a lesser extent, an increase in marketing program expenses. As a percentage of total revenues, sales and marketing expenses increased from 46.4% for the nine months ended September 30, 1998 to 48.9% for the nine months ended September 30, 1999. We expect that the absolute dollar amount of sales and marketing expenses will continue to increase due to the planned growth of our sales force, including the establishment of additional sales offices both domestically and internationally in Europe and Asia. We also expect additional increases in advertising and marketing programs and other promotional activities and anticipate that sales and marketing expenses will vary as a percentage of total revenues from period to period.



     Research and Development. Research and development expenses increased 74% from $2.4 million in the nine months ended September 30, 1998 to $4.1 million in the nine months ended September 30, 1999, primarily due to an increase in the number of employees and consultants engaged in research and development activities. As a percentage of total revenues, research and development expenses increased from 26.1% for the nine months ended September 30, 1998 to 27.4% for the nine months ended September 30, 1999. We expect research and development costs to increase in amount as we continue to commit substantial resources to enhancing existing product functionality and to developing new products.



     General and Administrative. General and administrative expenses increased 75% from $1.5 million in the nine months ended September 30, 1998 to $2.6 million in the nine months ended September 30, 1999, primarily due to increased salary and related expenses in our executive, finance and administrative functions. As a percentage of total revenues, general and administrative expenses increased from 16.0% for the nine months ended September 30, 1998 to 16.9% for the nine months ended September 30, 1999. We expect general and administrative costs to increase in absolute amount as we continue to add infrastructure to support a larger organization, continue to invest in our international expansion and incur costs related to being a publicly-held company.


     During the nine months ended September 30, 1998, we incurred a $900,000 charge to terminate a distributor agreement. We incurred other personnel costs of $665,000 during the nine months ended September 30, 1999, which related to severance payments for terminated executives as well as a bonus and relocation costs in connection with recruiting a new executive.

     Acquired In-Process Research and Development. During the nine months ended September 30, 1999, we acquired technology to store and retrieve substantially larger volumes of data than our software is currently capable of storing and retrieving in exchange for shares of our common stock valued at $3.5 million. We have accounted for the purchase price as acquired in-process research and development expense because, at the date of the transaction, the in-process research and development acquired by us related to the development of technology not possessed by us and the results of this in-process research and development had not progressed to a stage where they met technological feasibility as defined by SFAS No. 86, Accounting for the Cost of Computer Software to Be Sold, Leased or Otherwise Marketed. As this was our first attempt to develop this type of technology, there existed a significant amount of uncertainty as to our ability to complete the development of a product which would achieve market acceptance within a reasonable timeframe. We continue to expect that we will complete this development project no sooner than the third quarter of 2000. Additionally, the amount of development required to enable the acquired in-process research and development to be compatible with our primary product will continue to be significant, which increased the uncertainty surrounding its successful development. We estimate it would have cost us more than $3.5 million to develop the in-process research and development internally and estimate we will incur an additional $3.3 million to complete our development efforts. The in-process research and development does not have an alternative future use to us that has reached technological feasibility.


  Interest Income (Expense), Net

     Net interest expense increased from $26,000 during the nine months ended September 30, 1998 to $320,000 during the nine months ended September 30, 1999 due to an increase in borrowings under our credit facilities.

YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

  Revenues


     Total revenues increased 240% from $1.8 million in 1996 to $6.2 million in 1997 and increased 115% to $13.3 million in 1998, primarily due to an increase in license revenues. License revenues increased 394% from $764,000 in 1996 to $3.8 million in 1997 and increased 130% to $8.7 million in 1998. The increase in license revenues was primarily the result of a growing market awareness of our products and, to a lesser extent, an expanded sales force. Further, during 1996, 1997 and 1998, 71%, 49% and 45%, respectively, of our license revenues were attributable to new customers, while 29%, 51% and 55%, respectively, were attributable to add-on sales associated with our existing customer base. As a percentage of total revenues, license revenues increased from 42.0% in 1996 to 61.0% in 1997 and to 65.3% in 1998.



     Services revenues increased 168% from $425,000 in 1996 to $1.1 million in 1997 and increased 115% to $2.4 million in 1998. Installation and training revenues grew due to an increase in license revenues, and maintenance revenues grew due to an increase in customers. As a percentage of total revenues, services revenues decreased from 23.3% in 1996 to 18.4% in 1997 and 1998.



     Hardware revenues increased 101% from $632,000 in 1996 to $1.3 million in 1997 and increased 71% to $2.2 million in 1998. The increase in hardware revenues was a result of the increased number of customer sites licensing our software over the same period. As a percentage of total revenues, hardware revenues decreased from 34.7% in 1996 to 20.6% in 1997 and decreased to 16.3% in 1998.


  Cost of Revenues


     Total cost of revenues increased 87% from $1.6 million in 1996 to $2.9 million in 1997 and increased 81% to $5.3 million in 1998. These increases in total cost of revenues are related to the increase in total revenues over the same periods. Total cost of revenues as a percentage of total revenues decreased from 86.3% in 1996 to 47.6% in 1997 and decreased to 40.0% in 1998, primarily due to the fact that higher margin license revenues grew at a faster rate than lower margin hardware revenues.



     Cost of license revenues increased from $30,000 in 1996 to $164,000 in 1997 and increased to $310,000 in 1998. These increases were due to increased royalties for third party software caused by an increase in license revenues. Cost of license revenues as a percentage of total revenues increased from 1.6% in 1996 to 2.7% in 1997 and decreased to 2.3% in 1998.



     Cost of services revenues increased 94% from $622,000 in 1996 to $1.2 million in 1997 and increased 110% to $2.5 million in 1998. These increases were a result of increases in the number of employees engaged in installation, training and customer maintenance services. Cost of services revenues as a percentage of total revenues decreased from 34.2% in 1996 to 19.4% in 1997 and decreased to 19.0% in 1998. Cost of services revenue as a percentage of services revenues was 146% in 1996, 106% in 1997 and 103% in 1998. This improvement in services margin was mainly due to improved project management for installation services and, to a lesser extent, fewer employees engaged in maintenance services per customer.

     Hardware cost of revenues increased from $920,000 in 1996 to $1.6 million in 1997 and increased 58% to $2.5 million in 1998. These increases in hardware cost of revenues relate to the increases in hardware revenues in the same periods. Hardware cost of revenues as a percentage of total revenues decreased from 50.5% of total revenues in 1996 to 25.5% in 1997 and decreased to 18.7% in 1998. Cost of hardware revenues as a percentage of hardware revenues was 146% in 1996, 124% in 1997 and 114% in 1998. This improvement in hardware margin was a result of increased pricing for hardware. We discontinued sales of hardware during the first quarter of 1999.


  Operating Expenses


     Sales and Marketing. Sales and marketing expenses increased 593% from $291,000 in 1996 to $2.0 million in 1997, and then increased 205% to $6.1 million in 1998. The increase in sales and marketing expenses is principally related to an increase in sales personnel and, to a lesser extent, an increase in marketing program expenses. As a percentage of total revenues, sales and marketing expenses were 16.0% in 1996, 32.6% in 1997, and 46.2% in 1998. These percentage increases were primarily due to an increase in sales personnel.



     Research and Development. Research and development expenses increased 66% from $1.1 million in 1996 to $1.8 million in 1997, and then increased 94% to $3.5 million in 1998. The increase in absolute dollars was primarily due to an increase in the number of employees and consultants engaged in research and development activities. As a percentage of total revenues, research and development expenses were 60.1% in 1996, 29.4% in 1997, and 26.5% in 1998. These percentage decreases were due to our revenue growing faster than our research and development expenses.



     General and Administrative. General and administrative expenses increased 59% from $1.1 million in 1996 to $1.7 million in 1997, and then increased 27% to $2.1 million in 1998. The increase in absolute dollars was primarily attributable to increased salary and related expenses in the executive, finance and administrative functions to manage our growth. As a percentage of total revenues, general and administrative expenses were 58.1% in 1996, 27.2% in 1997, and 16.1% in 1998. These percentage decreases were due to our revenues growing faster than our general and administrative expenses. During 1998, we incurred a $900,000 charge to terminate a distributor agreement.


 Interest Income (Expense), Net

     Net interest income increased from $4,000 in 1996 to $62,000 in 1997, and decreased to $31,000 in interest expense in 1998 due to long-term debt we entered into during the latter portion of 1998.

 Provision for Income Taxes

     No provision for federal, state or foreign income taxes has been recorded as we incurred net operating losses for all periods presented. We have recorded a full valuation allowance against the deferred tax asset generated as a result of these net operating loss carryforwards, as the future realization of the tax benefit is not currently considered more likely than not.

     As of September 30, 1999, we had net operating loss carryforwards for federal and state tax purposes of approximately $6.7 million. These federal and state loss carryforwards may be available to reduce future taxable income and expire at various dates into the year 2019. Under the provisions of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset taxable income.

QUARTERLY RESULTS OF OPERATIONS

     The following tables present unaudited quarterly statements of operations data for each of our last eight quarters in the period ended September 30, 1999, as well as the percentage of our total revenues represented by each item. The information has been derived from our unaudited consolidated financial statements, which have been prepared on substantially the same basis as the audited consolidated financial statements contained in this prospectus. Our unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, that we consider to be necessary to present fairly this information when read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.


                                                            THREE MONTHS ENDED
                         -----------------------------------------------------------------------------------------
                         DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                           1997       1998        1998       1998        1998       1999        1999       1999
                         --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                              (IN THOUSANDS)
Revenues:
  License..............  $ 1,007     $ 1,639     $2,130     $ 1,957     $2,956     $ 3,091     $3,484     $ 4,436
  Services.............      346         448        466         743        787       1,091      1,294       1,694
  Hardware.............      351         614        522         614        421          46         --          --
                         -------     -------     ------     -------     ------     -------     ------     -------
         Total
           revenues....    1,704       2,701      3,118       3,314      4,164       4,228      4,778       6,130
Cost of revenues:
  License..............       54          37        101          80         92         102         83          73
  Services.............      416         596        592         675        663         730        818       1,048
  Hardware.............      416         733        581         681        487          46         --          --
                         -------     -------     ------     -------     ------     -------     ------     -------
         Total cost of
           revenues....      886       1,366      1,274       1,436      1,242         878        901       1,121
                         -------     -------     ------     -------     ------     -------     ------     -------
         Gross
           profit......      818       1,335      1,844       1,878      2,922       3,350      3,877       5,009
Operating expenses:
  Sales and
    marketing..........      900       1,211      1,403       1,622      1,911       2,139      2,502       2,768
  Research and
    development........      578         646        833         906      1,144       1,124      1,334       1,682
  General and
    administrative.....      613         508        438         512        683         785        768       1,003
  Charge for
    termination of
    distribution
    agreement..........       --         900         --          --         --          --         --          --
  Acquired in-process
    research and
    development........       --          --         --          --         --          --         --       3,506
  Other personnel
    costs..............       --          --         --          --         --         350         --         315
                         -------     -------     ------     -------     ------     -------     ------     -------
         Operating
           loss........   (1,273)     (1,930)      (830)     (1,162)      (816)     (1,048)      (727)     (4,265)
Interest income
  (expense), net.......        8          (8)        (7)        (11)        (5)        (19)       (72)       (229)
                         -------     -------     ------     -------     ------     -------     ------     -------
         Loss before
           provision
           for income
           taxes.......   (1,265)     (1,938)      (837)     (1,173)      (821)     (1,067)      (799)     (4,494)
Provision for income
  taxes................       --          --         --          --         --          --         --          --
                         -------     -------     ------     -------     ------     -------     ------     -------
         Net loss......  $(1,265)    $(1,938)    $ (837)    $(1,173)    $ (821)    $(1,067)    $ (799)    $(4,494)
                         =======     =======     ======     =======     ======     =======     ======     =======

                                                            THREE MONTHS ENDED
                         -----------------------------------------------------------------------------------------
                         DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                           1997       1998        1998       1998        1998       1999        1999       1999
                         --------   ---------   --------   ---------   --------   ---------   --------   ---------
Revenues:
  License..............    59.1%       60.7%      68.4%       59.1%      71.0%       73.1%      72.9%       72.4%
  Services.............    20.3        16.6       14.9        22.4       18.9        25.8       27.1        27.6
  Hardware.............    20.6        22.7       16.7        18.5       10.1         1.1         --          --
                          -----       -----      -----       -----      -----       -----      -----       -----
         Total
           revenues....   100.0       100.0      100.0       100.0      100.0       100.0      100.0       100.0
                          -----       -----      -----       -----      -----       -----      -----       -----
Cost of revenues:
  License..............     3.2         1.4        3.2         2.4        2.2         2.4        1.7         1.2
  Services.............    24.4        22.1       19.1        20.4       15.9        17.3       17.2        17.1
  Hardware.............    24.4        27.1       18.6        20.5       11.7         1.1         --          --
                          -----       -----      -----       -----      -----       -----      -----       -----
         Total cost of
           revenues....    52.0        50.6       40.9        43.3       29.8        20.8       18.9        18.3
                          -----       -----      -----       -----      -----       -----      -----       -----
         Gross
           profit......    48.0        49.4       59.1        56.7       70.2        79.2       81.1        81.7
Operating expenses:
  Sales and
    marketing..........    52.8        44.9       45.0        49.0       45.9        50.5       52.3        45.2
  Research and
    development........    33.9        23.9       26.7        27.4       27.5        26.6       27.9        27.4
  General and
    administrative.....    36.0        18.8       14.0        15.4       16.4        18.6       16.1        16.4
  Charge for
    termination of
    distribution
    agreement..........      --        33.3         --          --         --          --         --          --
  Acquired in-process
    research and
    development........      --          --         --          --         --          --         --        57.2
  Other personnel
    costs..............      --          --         --          --         --         8.3         --         5.1
                          -----       -----      -----       -----      -----       -----      -----       -----
         Operating
           loss........   (74.7)      (71.5)     (26.6)      (35.1)     (19.6)      (24.8)     (15.2)      (69.6)
Interest income
  (expense), net.......     0.5        (0.3)      (0.2)       (0.3)      (0.1)       (0.4)      (1.5)       (3.7)
                          -----       -----      -----       -----      -----       -----      -----       -----
  Loss before provision
    for income taxes...   (74.2)      (71.8)     (26.8)      (35.4)     (19.7)      (25.2)     (16.7)      (73.3)
Provision for income
  taxes................      --          --         --          --         --          --         --          --
                          -----       -----      -----       -----      -----       -----      -----       -----
         Net loss......   (74.2)%     (71.8)%    (26.8)%     (35.4)%    (19.7)%     (25.2)%    (16.7)%     (73.3)%
                          =====       =====      =====       =====      =====       =====      =====       =====


     License revenues as a percentage of total revenues experienced an upward trend during 1998 and leveled off in the first three quarters of 1999. Services revenues as a percentage of total revenues varied from quarter to quarter in 1998 and leveled-off in 1999 due primarily to our discontinuance of hardware sales and, to a lesser extent, increased services revenues. We expect the relative amount of license revenues as compared to services revenues, as experienced during the first three quarters of 1999, to decrease which will increase our cost of revenues and decrease our gross margin. We discontinued the sale of hardware during the first quarter of 1999.

     Our quarterly revenues increased throughout 1998 and the first three quarters of 1999 primarily as a result of growing market awareness of our products and, to a lesser extent, an expanded sales force. Cost of revenues as a percentage of revenues has trended down due primarily to our discontinuance of hardware sales and, to a lesser extent, improvements in installation project management. Operating expenses increased in each quarter primarily as a result of the increase in the number of employees engaged in sales and marketing and research and development activities and, to a lesser extent, as a result of the growth experienced in the executive, finance and administrative functions.

     We believe that our quarterly operating results may experience seasonal fluctuations in the future. For instance, quarterly results may fluctuate based on client calendar year budgeting cycles, slow summer purchasing patterns in Europe and our compensation policies that tend to compensate sales personnel, typically in the latter half of the year, for achieving annual quotas.

     As a result of the foregoing and other factors, we believe that quarter-to-quarter comparisons of results are not necessarily meaningful, and such comparisons should not be relied upon as indications of future performance. Fluctuations in operating results may also result in volatility in the price of the shares of our common stock.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our operations to date primarily through private sales of convertible preferred stock totaling $20.4 million and, to a lesser extent, from debt financing. As of September 30, 1999, we had $52,000 in cash and negative working capital of $2.2 million.


     Accounts receivable increased 154% from $2.5 million at December 31, 1998 to $6.3 million at September 30, 1999. This increase was primarily due to extended payment terms granted to customers during the nine months ended September 30, 1999 and, to a lesser extent, to our increased revenues. Nearly half of the total accounts receivable balance as of September 30, 1999 related to accounts as to which extended payment terms had been negotiated. Although these extended payment terms are generally less than 90 days, none of the amounts were due more than six months from September 30, 1999. As of January 15, 2000, approximately 80% of the September 30, 1999 accounts receivable balance had been collected.


     The principal use of cash to date has been to fund our losses from operations and to purchase furniture and equipment. Also, during 1997, 1998 and for the nine months ended September 30, 1999, we purchased treasury shares totaling $3.7 million, $1.9 million and $5.4 million, respectively.

     During 1997, we entered into a financing agreement with Silicon Valley Bank and obtained a $1.0 million working capital line of credit and a $1.0 million committed equipment line. The working capital line of credit permitted us to borrow the lesser of $1.0 million or 70% of eligible accounts receivable through the maturity date of July 1, 1998. At December 31, 1997 there was $1.0 million outstanding under the working capital line of credit. The committed equipment line allowed us to obtain advances for all property and equipment purchases made during the period from May 1, 1997 through December 31, 1997. The aggregate amount of advances outstanding under the equipment line was $890,000 as of December 31, 1997, which was converted to a term note as of such date.

     During 1998, the financing agreement was amended and the working capital line of credit was increased to the lesser of $2.5 million or a variable percentage of eligible accounts receivable, through December 10, 1999. There was no balance outstanding under the working capital line of credit as of December 31, 1998. In addition, we obtained a new $1.0 million committed equipment line of credit under the amended financing agreement for the period from December 11, 1998 through June 10, 1999. As of December 31, 1998, the aggregate advances made under the equipment line of credit were $1.0 million and the balance outstanding on the term note was $593,000. In connection with the amended financing agreement, we issued Silicon Valley Bank a warrant to purchase 18,000 shares of our common stock.

     In April 1999, the working capital line of credit was increased to the lesser of $4.0 million or 75% of net eligible accounts receivable through August 1999. In connection with this increase, the original Silicon Valley Bank warrants were cancelled, and we issued warrants to Silicon Valley Bank to purchase 20,000 shares of our series B convertible preferred stock for $4.65 per share. Upon the completion of this offering, if this warrant has not been exercised, it will become exercisable for 36,000 shares of common stock at an exercise price of $2.58 per share.

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


     In June 1999, we refinanced all of our then existing borrowings with Greyrock Capital, a division of NationsCredit Commercial Corporation. Under the terms of the new loan and security agreement, we obtained a $2.0 million secured term loan, a $1.0 million secured equipment loan and a $4.0 million working capital line of credit.



     - The term loan bears interest at prime plus 2% and matures with a balloon payment on December 31, 2000. The proceeds were used to pay down the outstanding credit facilities. The balance outstanding under the term loan was $2.0 million as of September 30, 1999.



     - The equipment loan bears interest at prime plus 2% and has monthly principal and interest installments through maturity on June 31, 2001. The proceeds were used to pay for purchases of property and equipment. The balance outstanding under the equipment loan was $875,000 as of September 30, 1999.



     - The working capital line of credit permits us to borrow the lesser of $4.0 million or 80% of eligible accounts receivable through the maturity date of December 31, 2000 and bears interest at prime plus 2%. The line of credit is used to fund working capital requirements of ours and we are required to remit our accounts receivable collections to Greyrock Capital whenever there is a balance outstanding under the line of credit. The balance outstanding under the line of credit was $402,000 as of September 30, 1999.



     In connection with the loan agreement, we issued to Greyrock Capital a warrant to purchase 117,000 shares of our common stock for $2.58 per share. We anticipate repaying all of our borrowings from Greyrock Capital using a portion of the proceeds from this offering. Upon repayment of the outstanding debt we will record a charge to the statement of operations of approximately $210,000 due to a write-off of the unamortized debt discount and the payment of a prepayment penalty. Following the offering and repayment of the outstanding debt, we intend to terminate our loan and security agreement with Greyrock Capital.



     We expect to have capital expenditures of approximately $250,000 and $2.0 million in the fourth quarter of 1999 and the year 2000, respectively. We also anticipate that our capital expenditures will increase over the next several years as we expand our facilities and acquire equipment to support expansion of our sales and marketing and research and development activities.


     We believe that the net proceeds from this offering, together with our current cash and borrowing capacity will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or increase the available borrowings under our line of credit. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. We cannot assure you that any financing arrangements will be available in amounts or on terms acceptable to us.

YEAR 2000 READINESS


     Some computers, software and associated equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if, for example, 00 is interpreted to mean 1900, rather than 2000. These problems are commonly referred to as the Year 2000 problem. Although it was widely expected that the Year 2000 problem would affect most systems beginning on January 1, 2000, as of the date of this prospectus, neither we nor, to our knowledge, our customers who use our software have experienced any material Year 2000 problems. However, it is widely believed that there is a continued risk of Year 2000 problems which may arise during the first three months of the calendar year 2000.


     State of Readiness of Our Products. Our review of the Year 2000 readiness of our products is performed as a part of our normal quality assurance program. This program requires testing of
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

computer processes with the hardware system clock set to dates in the year 2000 and includes testing of dates in the year 2000 as inputs. As of the date of this prospectus, we have identified no material Year 2000 compliance issues with our products as currently licensed. However, our products operate in complex network environments and directly and indirectly interact with a number of other hardware and software systems. We have not performed extensive tests on all hardware, software, switches and other devices that may operate in conjunction with our products, or provide data to or receive data from our products. We also have not tested custom interfaces written for our products. Some customers using our products may have Year 2000 problems.

     State of Readiness of our Internal Information Technology Systems. We may be affected by Year 2000 issues related to non-compliant internal systems developed by us or by third party vendors. We have generally relied upon our own testing and the public representations of our suppliers of products and services of their Year 2000 readiness. We believe that we have identified substantially all major computers, software applications and related equipment used with our internal operations and we have modified, upgraded or replaced these systems to minimize the possibility of a material disruption to our business.

     Systems Other Than Information Technology Systems. Our internal operations and businesses are also dependent upon computer-controlled systems of third parties such as suppliers, customers and service providers. The operation of our office and facilities equipment, such as fax machines, photocopiers, telephone switches, security systems, elevators, other common devices and utilities, may be affected by the Year 2000 problem. We have completed our assessment of this equipment and absent a critical failure beyond our control, such as prolonged loss of electrical or telephone service, we believe that Year 2000 problems experienced by third parties will not have a material impact upon us.

     Cost Assessment. We do not separately track expenditures to achieve Year 2000 readiness. Those expenditures are absorbed within our development organization. To date, our costs related to Year 2000 readiness have not been material relative to our overall development expenditures. Furthermore, based on our experience to date, and our assessment as of the date of this prospectus, we do not anticipate that costs associated with remediating non-compliant products or internal systems will be material.

     Risks. Any failure of our products to achieve Year 2000 readiness could result in a decrease of sales of our products, an increase in allocation of resources to address Year 2000 problems of our customers without additional revenue commensurate with the dedication of resources, or an increase in litigation costs relating to losses suffered by our customers due to these Year 2000 problems. Failures of our internal systems could prevent us from processing orders, issuing invoices, and developing products, and could require us to devote significant resources to correcting these problems. Due to the general uncertainty inherent in the Year 2000 computer problem, resulting from the uncertainty of the Year 2000 readiness of third party suppliers and vendors, we are unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on our business, results of operation, and financial condition.

     Contingency Plans. We have developed contingency plans to be implemented as part of our efforts to identify and correct Year 2000 problems affecting our internal systems. Depending on the systems affected, these plans include:

     - accelerated replacement of affected equipment or software;

     - the use of backup equipment and software;

     - increased work hours for our employees or use of contract personnel to correct on an accelerated schedule any Year 2000 problems which arise or to provide manual workarounds for information systems; and

     - other similar approaches.

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

     If we are required to implement any of these contingency plans, these plans could have a material adverse effect on our business, financial condition and operating results.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal years beginning after June 15, 1999. Subsequently, the effective date was deferred until June 15, 2000. We are in the process of evaluating this pronouncement, will adopt it upon its effective date and have not currently reached a conclusion concerning its impact, if any, on us.

     In December 1998, the AICPA issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. This SOP amends SOP 97-2 to, among other things, require recognition of revenue using the "residual method" in circumstances outlined in the SOP. Under the residual method, revenue is recognized as follows: (1) the total fair value of undelivered elements, as indicated by vendor-specific objective evidence, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2, and (2) the difference between the total arrangement fee and the amount deferred for the undeliverable elements is recognized as revenue related to the deliverable elements. SOP 98-9 is effective for fiscal years beginning after March 15, 1999. We do not anticipate any material impact from the provisions of the new pronouncement on our results of operations.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     The following discusses our exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number or factors including those described in the risk factors section of this prospectus.

  Foreign Currency Exchange Rate Risk

     To date, approximately 95% of our recognized revenues have been denominated in U.S. dollars and primarily from customers in the United States, and our exposure to foreign currency exchange rate changes has been immaterial. We expect, however, that future license and professional services revenues may also be derived from international markets and may be denominated in the currency of the applicable market. As a result, our operating results may become subject to fluctuations based upon changes in the exchange rates of foreign currencies in relation to the U.S. dollar. Furthermore, to the extent that we engage in international sales dominated in U.S. dollars, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. Although we will continue to monitor our exposure to currency fluctuations, and, when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not adversely affect our financial results in the future.

  Interest Rate Risk

     As of September 30, 1999, we had cash and cash equivalents of $52,000 which consist of cash and highly liquid short-term investments. Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure.

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

     As of September 30, 1999, we had total short-term and long-term debt outstanding of $902,000 and $2.2 million, respectively, which contain interest rates that are tied to the prime rate. Therefore, we are subject to exposure to interest rate risk for these borrowings based on fluctuations in the prime rate. Based upon the outstanding indebtedness under these arrangements, an increase in the prime rate of 0.5% would cause a corresponding increase in our annual interest expense of approximately $16,000.

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

                                    BUSINESS

OVERVIEW

     We provide business-driven multimedia recording and analysis software that enables companies to enhance their customer interactions across multiple communications media. Our software is designed to enable companies to optimize their customer relationship management. As a result, we believe our customers are able to generate additional revenue opportunities, improve profitability, enhance customer retention and achieve greater customer intimacy.

     Our eQuality software is designed to enable customer contact centers within a company to record and evaluate complete customer interactions through multiple media, such as telephone and Web chat. Our software records a customer service representative's voice interactions with a customer as well as the customer service representative's corresponding computer desktop activities, such as data entry, screen navigation and data retrieval. By capturing both voice and computer desktop activity and synchronizing them during replay, a company can observe and analyze complete customer interactions as they actually occurred. Supporting the need for Web-based customer interactions driven by the growth of the Internet and eCommerce, our software enables companies to also capture, evaluate and analyze Web chat sessions. In addition, our software allows companies to selectively record and analyze customer interactions based on business criteria which they define, such as key customers, important marketing campaigns, specific products and selected customer service representatives, or CSRs.


     We currently provide our software to an extensive base of large companies with multiple contact centers, including American Express, Bank of America, Bell Atlantic Mobile, Capital One, Chase Manhattan Bank, CheckFree, CompUSA, EDS, Federal Express, Federated Department Stores, General Motors/Saturn, GTE, MCI WorldCom, Merck-Medco, Sabre, Southern Company, Travelocity.com, VISA, Wells Fargo and Xerox. As of January 10, 2000, we had licensed our software to over 135 customers at over 325 sites.


INDUSTRY BACKGROUND

     Developing and maintaining long-term customer relationships is critical to the success of businesses operating in a competitive global marketplace. The rapid growth of the Internet and eCommerce has increased the importance companies place on their customer relationships. Because the Internet enables consumers to easily evaluate products and prices from a wide range of geographically dispersed vendors and quickly change vendors at relatively low cost, it is becoming more difficult for businesses to develop long-term relationships with their customers. As the use of the Internet expands as a business platform, the need for personal contact is essential to enabling a higher quality customer experience. The integration and optimization of customer contacts across all communications media is therefore becoming a strategic and tactical business requirement.


     In response to these trends, companies are adopting customer relationship management initiatives seeking to increase the longevity and profitability of their customer relationships. To effect these initiatives, companies have developed software applications to automate and evaluate key sales, marketing and customer service processes and improve the effectiveness of their customer interactions. According to META Group, industry leading enterprises are responding to the steadily increasing competitive pressures and are focusing on customer relationship management as their most valuable post-year 2000 technology investment. In a press release, AMR Research predicted that the market for technology related to customer relationship management will grow at a compound annual rate of 49% from 1998 to 2003, exceeding $16.8 billion by 2003. Historically, the focus of customer relationship management applications has been on improving the companies' internal sales, marketing and customer service processes.


     Competitive pressures resulting from the emergence of the Internet and eCommerce have required companies to shift the focus of their customer relationship management initiatives from improving their internal operations to meeting the needs of their customers. Companies are

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

developing a new set of business principles that place a greater value on improving customer satisfaction and enhancing employee skills to foster customer relationships and increase customer intimacy. We believe that companies with a better understanding of the characteristics and preferences of their customers will be able to more effectively customize product and service offerings that result in increased customer retention. In addition, these companies will be able to better identify opportunities to sell complementary or higher-end products and to more accurately forecast customer demand.

     To understand and improve customer relationships, a company must first improve its specific business processes that involve a high degree of direct customer interaction. Today, many of a company's direct customer interactions occur through call centers. These call centers are generally staffed by telephone operators, often referred to as call center agents, who process a steady flow of outbound or inbound telephone calls relating to the company's products and services. Call centers generally consist of supervisor and agent workstations linked to a central telephone switch and a common computer system. The PELORUS Group estimates that at the end of 1998, there were approximately 70,000 installed call center systems with 3.3 million call center agent positions in the United States. It further estimates that by the end of 2003, the number of installed call center systems will increase to more than 117,000, with the number of agent positions reaching approximately 5.3 million. As a result of this widespread market adoption, companies have increased their focus on developing and improving the efficiency of their call center operations.

     Historically, call centers have had the ability to handle only limited telephone and other voice interactions. These call centers have generally focused on either conducting outbound calls, for functions such as collections and product sales, or on managing inbound calls, for purposes such as product support, order processing or customer service. The growth of the Internet and the increased focus of businesses on optimizing relationships with their customers have contributed to the evolution of traditional single-function, telephone-based call centers into multi-functional, multi-channel customer interaction centers, or contact centers. The emergence of multi-channel customer contact centers has generally increased the volume and complexity of tasks that call center agents are required to perform. As a result, traditional single-function call center agents must now assume more valuable, multi-function customer service responsibilities. Companies are now attempting to apply the best practices from the call center industry to the rapid, electronic, high-volume customer interactions associated with the Internet.

     These customer service representatives are now required to effectively handle multiple tasks that involve interaction across a growing number of customer touch points, including telephone, the electronic exchange of text messages over the Internet, commonly referred to as Web chat, and e-mail. For example, certain Web-based consumers may have the option to select a "call me now" button which initiates a Web chat or direct telephone interaction with a customer service representative. While Web-based customer interactions are expected to continue to grow rapidly, Jupiter Communications estimates that 90% of all online customers still prefer human interaction. In addition, companies have discovered that the success of their marketing initiatives depends on their ability to rapidly make adjustments to these campaigns as they progress. We believe these adjustments are best effected at the direct point of customer contact, which we believe is increasingly occurring through the contact center. The increasing importance of developing long-term customer relationships, the growing complexity of the customer service representative's job and the opportunity to manage marketing initiatives through the customer contact center have combined to dramatically increase the need for companies to provide an effective means to record, evaluate and analyze their customer interactions.

     A number of applications have emerged to attempt to address the need to better manage these interactions. However, we believe that most currently available solutions do not adequately address the importance of optimizing customer interactions through recording at the point of contact, evaluation of the customer contact and analysis of customer service representative performance. For example, current solutions require companies to record every call center telephone call and
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

store these calls on large-scale proprietary hardware systems. These solutions do not allow a company to selectively record, retrieve, evaluate and analyze specific customer interactions based on criteria selected by the company. Consequently, companies who employ these existing solutions have only a limited ability to actively evaluate and improve their customer interactions which in turn limits their ability to attract and retain customers. As a result, we believe that there is a significant opportunity in the marketplace for a comprehensive, integrated multimedia solution which optimizes a company's customer interactions.

Our eQuality Solution

     We provide business-driven multimedia recording and analysis software that enables companies to enhance their customer interactions. As a result, we believe our customers are able to generate additional revenue opportunities, improve profitability and enhance customer retention. We believe our software and services provide the following key business benefits:

     - Increases revenue opportunities. Our software enables companies to analyze customer interactions, incorporating data from their existing databases and systems. As a result, companies are able to customize their sales and marketing efforts to individual customer preferences or tendencies, improve the selling techniques of their customer service representatives and sell additional complementary or higher-end products and services to their existing customers. Consequently, we believe companies utilizing our software can generate additional revenue opportunities.

     - Enables improved profitability. Because our solution improves the overall quality of companies' interactions with their customers, costs associated with customer turnover are reduced. By providing CSRs with better training, companies can improve the efficiency of CSRs by reducing their average "talk time," which results in decreased total telephone charges and a reduced total number of CSRs needed to handle the same volume of customer interactions. Because our software enables the evaluation of individual CSR performance, companies can customize incentives to reward CSRs. We believe these customized incentives, together with effective feedback and training, leads to increased CSR job satisfaction, retention of high quality CSRs and reduced costs related to CSR turnover. According to the 1999 Purdue University Call Center Benchmark Report, inbound call center turnover averages 26% and the average cost to acquire a CSR is $6,398. This data, combined with the estimates from PELORUS Group, translate into an aggregate CSR turnover cost of approximately $5.5 billion.

     - Enhances customer retention. Using our software, companies can develop more intimate knowledge of their customers, which should improve the overall quality of products and services being delivered to customers. We believe that the growth in Internet-related commerce and services will increase the importance customers place on high-quality and consistent customer service. The Yankee Group estimates that the average cost to acquire a single customer by Amazon.com, eBay and Preview Travel has risen approximately 45% from the second quarter of 1998 to the second quarter of 1999. It is imperative that companies retain these costly new customers to capitalize on their investment. As a result, we believe that companies who deliver excellent service to their customers will develop longer-term, more profitable customer relationships.

     We believe that we are able to provide these key business benefits through the innovative features of our software solution, which include the following:

     - Enables synchronized replay of voice and computer desktop data. Our eQuality software records a CSR's voice interaction with a customer as well as the CSR's corresponding computer desktop activities, such as data entry, screen navigation and data retrieval. By capturing both voice and computer desktop activity and synchronizing them during replay, companies can observe and analyze complete customer interactions as they actually
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

       occurred. This enables companies to not only evaluate the behavior of their customer service representatives, but also to determine whether the necessary technology resources for customer support are readily available to them and whether they are making effective and efficient use of available technology resources.

     - Captures customer interactions across multiple communications media. Our software captures customer interactions from a variety of communications media, including telephone, Web chat and e-mail. This multimedia capability allows companies to deliver consistent, high quality customer service regardless of the communication channel.

     - Records based on company-selected criteria. Companies using our software can record customer interactions based on selected criteria, which we refer to as business-driven recording. This enables companies to define specific business criteria to trigger recording and analysis of information, such as key customers, important marketing campaigns, specific products and selected customer service representatives. Further, companies can define critical business events to trigger the capture of the interaction, such as customer problems which have reached a certain severity level. Companies can then use this information to quickly evaluate the performance of targeted business initiatives and to adjust those initiatives for higher market impact.

     - Provides performance analysis and feedback. Our eQuality Evaluation software facilitates the review, evaluation and scoring of customer service representatives, providing an immediate performance summary. Using our eQuality Analysis software, a user can combine important data derived from eQuality Evaluation with data derived from many other business applications, such as customer relationship management and enterprise resource planning software and integrated telephony applications. For instance, a company can evaluate quality scores obtained from eQuality Evaluation with sales achievement data received from a sales tracking system to ensure CSRs are not compromising the quality of their customer interactions to sell new products. The resulting information, which is presented in easy-to-use formats, such as reports, graphs and tables, allows companies to provide more meaningful feedback to CSRs on their performance and better analyze the overall operation of the contact center.

     - Integrates with third party software and hardware. Our eQuality software is designed to integrate with a variety of third party software, such as customer relationship management and enterprise resource planning applications. In addition, our software is designed to integrate or be compatible with a company's existing telephony and computer network hardware and software such as telephone switches, automated telephone dialers and computer-telephony integration systems. This allows companies to capitalize on their existing infrastructure and gain the benefits of our software with minimal additional investment.

     - Provides an open architecture that scales to support small to large installations. Our software operates on the Windows NT platform and is compatible with standard voice cards and databases. Also, our software can capture and record computer screen activity from customer service representative workstations that are running any of a variety of operating systems. By utilizing off-the-shelf hardware and software, our customers are able to implement and support our products at a relatively low cost. Because our software is scaleable, it can support the needs of a small single site as well as large multi-site installations. For example, our software is currently being used at a customer installation with approximately 7,000 CSRs. In addition, our software can be expanded to accommodate an increasing number of CSRs with minimal hardware and software investment.

     - Enables rapid deployment. Because of our software's features, our extensive third party integration, our open architecture and our implementation process, we can typically implement our software at a customer's initial site within 30 to 45 days from the date the software agreement is signed by a new customer. We ordinarily complete the actual software
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

       installation within three to five days. Since the detailed project planning occurs during installation at the first site, we can implement our software at additional sites in five to seven days. Most of our target market consists of large corporations with many customer contact centers, and we have significant experience with customers purchasing our software for multiple sites. As a result, our rapid deployment is important in that it allows those customers to quickly implement and begin realizing the benefits of our software.

STRATEGY

     Our objective is to be the leading provider of software that enables companies to optimize their customer interactions across multiple communications media, including telephone, Web chat, eCommerce, Internet self-service and e-mail. Key elements of our strategy include the following:

     - Extend the breadth and depth of our product offerings. We intend to continue to invest in research and development to enhance our current software and build new software to address the growing needs of companies that seek to better manage their customer relationships across multiple communications media. We also intend to extend our Web-based capabilities, such as the recording and analyzing of integrated eCommerce, Internet self-service, e-mail and voice interactions. Additionally, we plan to expand the number of third party applications with which our software can integrate.

     - Increase sales to existing and new customers. A majority of our existing customers are large companies that have multiple contact centers. While we have been successful in penetrating these customers and installing our software at more than one contact center, we have not yet installed our software at a majority of their contact centers. We intend to capitalize on the success of our initial installations, use our direct sales force and emphasize the scalability and rapid deployment of our software to increase the number of installations at existing customer sites which have not yet installed our software. We also plan to continue pursuing new customer accounts with multiple contact centers through our existing sales force and our network of strategic relationships.

     - Expand our network of application software and Internet infrastructure business alliances. We intend to expand our network of business alliances with complementary application software and Internet infrastructure providers to increase the number of products with which our software is compatible. We believe the demand for our software will increase as it becomes compatible with an increasing number of customer relationship management, enterprise resource planning and Internet infrastructure applications. In addition, expanding this network of business alliances will enable us to generate new sales leads as our business alliances recommend our product to their customers. Currently we have business alliances with the following application and Internet infrastructure providers: Siebel Systems, Clarify, Cisco/Geotel, Genesys, eShare, Kana, eGain, Brightware, Mustang.com and Davox.

     - Expand our international presence. We currently maintain a small direct sales force in the United Kingdom. In the future, we plan to expand our direct and indirect sales channels in Europe, the Asia Pacific region and Latin America, with particular attention to areas that are actively adopting customer relationship management solutions.

PRODUCTS

     Our eQuality software initiates recording of customer interactions based on criteria selected by companies and facilitates retrieval and analysis of the recorded information. It records a customer service representative's voice interaction with a customer as well as the CSR's corresponding computer desktop activities, such as data entry, screen navigation and data retrieval. The voice and data are captured and stored on a computer disk for synchronized evaluation and analysis. By capturing both voice and desktop activity and synchronizing them during replay, a company can observe and analyze complete customer interactions as they actually occurred. The captured interactions can then be selectively retrieved, combined with information from a company's other business systems, such as customer relationship management and enterprise resource planning software, analyzed and presented in a number of summary or detailed formats. Our software thus enables companies to evaluate the effectiveness of its CSRs, improve contact center performance and profile their customers' characteristics and preferences to create customized product and service offerings.

     An integral feature of eQuality is business-driven recording, which allows a company to record specific customer interactions based on criteria that it selects. Using eQuality, a company can define business rules that trigger recording of selective customer interactions that are particularly critical to its operating performance. For example, a company may use eQuality to record customer interactions based on a number of criteria, including:

     - Key customers. Our software can selectively record all calls from specific classes or groups of customers having common traits or characteristics. Examples include customers with certain sales or asset levels or customers having a particular importance to the company.

     - Important marketing campaigns. All calls associated with particular marketing campaigns can be recorded so that the effectiveness of the campaign can be evaluated while the initiative is in process. Consequently, adjustments can be made proactively to optimize performance of the campaign.

     - Specific products. Interactions that relate to specific products can be identified and recorded to allow businesses to evaluate product design, installation and service issues. Examples include selected calls related to new products, key revenue-producing products and particularly profitable products.

     - Selected customer service representatives. Calls that are handled by specific CSRs can be sampled so that supervisors can more effectively monitor and train CSRs. Examples include newly hired CSRs and CSRs that are not achieving desired performance levels.

     By recording only critical customer interactions based on business rules, companies have fewer interactions to store and therefore significantly lower storage requirements. Further, our data capture technique allows companies to utilize minimal network bandwidth by sending across the network only the changed areas of a CSR's computer desktop screen. The result is a lower total cost of ownership.

     In addition, our software is designed to integrate or be compatible with a company's existing telephony and computer network hardware and software. Our software is designed to run on a server which employs the Windows NT operating system. In addition, our software can capture and record computer screen activity from CSR workstations that are running any of a variety of operating systems, including Windows 3.1, Windows 95/98, Windows NT, OS/2, Sun Solaris, HP(UX)3270 and AS/400.

     The following diagram provides a graphical depiction of our software solution:


    This graphic is a three level graphic. The top level is five three-dimensional cubes. Inside the first cube text states: "Voice and Data Recording". Inside the second cube text states: "Web Chat Recording". Inside the third cube text states: "Email Recording". Inside the fourth cube text states: "Contact Evaluation". Inside the fifth cube text states:
    "Performance Analysis". To the left of the five cubes, text states: eQuality Application Components. The text directly above each of the five-dimensional cubes states: "eQuality Call," "eQuality Interactive," "eQuality Response," "eQuality Evaluation" and "eQuality Analysis". The second level is a three-dimensional rectangle with an oval insert centered within the top of the three-dimensional rectangle. Inside the first rectangle, text states:
    "Core Technology Components." The oval component text states: "eQuality". To the left of the first rectangle text states: "eQuality Technology Platform." The third level is one three-dimensional rectangle with an oval insert centered within the top of the three-demensional rectangle. Inside the rectangle text states: "Integration Modules". The oval insert text states:
    "eQuality Connect". To the left of the rectangle is text stating: "eQuality Technology Integration".

     Our eQuality suite of products is comprised of the following modules:

     eQuality Call. eQuality Call records a customer service representative's voice interaction with a customer and the CSR's corresponding computer desktop activities, such as data entry, screen navigation and data retrieval. The captured voice and desktop activity can then be synchronized during replay, allowing companies to observe and analyze complete customer interactions as they actually occurred. This enables companies to evaluate the performance of CSRs, determine whether the necessary technology resources for customer support are available to the CSRs and ascertain whether the CSRs are making effective and efficient use of these resources. Supervisors can use this information to train CSRs, improve company systems and resources which are designed to support CSRs and enhance the quality of the services being delivered to customers.

     eQuality Interactive and eQuality Response. Our eQuality Interactive and eQuality Response applications allow a company to record Internet interactions, including Web chat, instant messaging, guided browser sessions and e-mail, based on user-defined business rules. These applications enable companies to gauge the effectiveness of their CSRs' Internet skills, refine newly implemented Internet processes and optimize the effectiveness of their Web technology deployments. In combination with eQuality Call, companies are able to deliver consistently high standards of service regardless of the medium.


     eQuality Evaluation. Our eQuality Evaluation application facilitates the review, evaluation and scoring of CSRs, providing an immediate summary of a CSR's performance. Using eQuality Evaluation, CSR supervisors can build custom evaluation forms which are designed to collect information about aspects of a CSR's performance that are most important to them. Supervisors and others can input information regarding a CSR's performance into the form, which is then collected in a database. The collected information can be retrieved, presented in a summary format, analyzed and ultimately used to measure and improve a CSR's performance.


     eQuality Evaluation can reveal problem areas, issues, trends and opportunities. Supervisors and others with access to eQuality Evaluation can review CSRs' performance and determine opportunities to increase their skill levels through training. Supervisors can compare CSRs' performance to current goals and provide more realistic future goals.

     Historically and at present, eQuality Call was and is licensed together with our eQuality Evaluation software. To date, we have derived all of our license revenues from the sale of these two products.

     The following diagram presents a sample screen taken from eQuality
Evaluation:

    [A screen of the eQuality Evaluation software. The tool bar is located on the top portion of the page. The remainder of the page contains data entry pull down menus and multilayered tab menus]


     eQuality Analysis. eQuality Analysis provides a more comprehensive analysis of customer interaction and CSR performance by bridging the disparate information systems of a company. Using eQuality Analysis, a company can combine data derived from eQuality Evaluation with data derived from information obtained from a company's other business systems, such as customer relationship management and enterprise resource planning software and integrated telephony applications. Combining multiple sources of data from within the company into a common analysis and reporting system allows for a more thorough evaluation of CSR and overall contact center performance. Recognizing the importance of multi-channel contact centers, we have designed eQuality Analysis to integrate with business systems that collect data from a broad range of communications media. eQuality Analysis became generally available during the quarter ended September 30, 1999, and we have not yet recognized any revenues from eQuality Analysis.

     eQuality Analysis measures the performance of a company's contact center based on criteria selected and weighted by the company. This performance index allows a company to prioritize its key business drivers. For instance, a company can evaluate quality scores obtained from eQuality Evaluation with sales achievement data received from a sales tracking system to ensure CSRs are not compromising the quality of their customer interactions to sell new products.

     eQuality Analysis features the flexibility to produce a wide array of summary and detailed analyses in easy-to-use formats, such as reports, graphs and tables. Reporting features include Web-publishing capabilities, which allow contact center managers to create reports in an HTML format, view them online or print them for distribution. Additionally, CSRs are able to view their scores by simply accessing the corporate Intranet.

     The following diagram presents a sample screen taken from eQuality
Analysis:

    [A screen of the eQuality Analysis Software. The tool bar is located on the top portion of the page. Underneath the tool bar is the text and graphical display of information relating to the performance of a CSR]


PROFESSIONAL SERVICES

     Our professional services group plays an integral role in installing our software and training and supporting our customers. Specifically, we provide the expertise, professional consulting staff and technology tools to install our software and provide ongoing support to our customers. Our experienced installation professionals work with the customer to build a solid technical infrastructure that supports our software applications.

     An initial implementation engagement typically lasts 30 to 45 days from the date the software agreement is signed by a new customer, and involves the planning, configuration, testing and installation of our software. We ordinarily complete the actual software installation within three to five days. We believe these installation projects allow our consultants and systems engineers to gain industry-specific knowledge that can be used in future projects and products.

     In addition to installing our software and supporting our customers, our professional services team works closely with our internal research and development organization to help enhance our software solutions. Experience gained by our professional services group through ongoing installation of our software is regularly conveyed to our development staff. Our research and development organization then capitalizes on this experience to design enhancements to our software. Our services staff also maintains a technical support hotline.

CUSTOMERS


     Our target customers include companies in a number of industries having at least one contact center. As of January 10, 2000, we had licensed our software to over 135 customers at over 325 sites. To date, customer installations have ranged from as small as one contact center having 25 CSRs, to customers with 14 contact centers having an aggregate of approximately 7,000 CSRs. The following table is a representative list of customers who have licensed our software:


      FINANCIAL SERVICES             TECHNOLOGY & TELECOM                   OTHER
      ------------------             --------------------                   -----
American Express                Alltel Communications           7C Ltd
Bank of America                 Bell Atlantic Mobile            ADP
BB&T                            BellSouth                       Carlson Wagonlit Travel
Capital One                     CCH                             Federal Express
Chase Manhattan Bank            CheckFree                       General Motors/Saturn
Fleet Bank                      EDS                             Georgia Pacific
Discover Financial Services,    GTE                             International Paper
  formerly Novus                MCI WorldCom                    Maytag
Liberty Health                  McLeod USA                      McKesson/HBOC
PNC Bank                        MediaOne                        Merck-Medco
VISA                            MTT Mobility                    Norcross Teleservices
Wells Fargo                     TCI                             PC ServiceSource
                                Travelocity.com                 Pepsi
                                WebLink Wireless                Promus Hotels
                                Xerox                           Sabre

          UTILITIES                         RETAIL
          ---------                         ------
First Energy                    BMG Direct
Niagra Mohawk                   CompUSA
Northeast Utilities             Federated Department Stores
Southern California Edison      Fingerhut
Southern Company                Victoria's Secret
Wisconsin Power and Light

     Two customers accounted for 28% of our revenues in 1997. Two other customers accounted for 27% of our revenues in 1998. In 1999, no customer accounted for 10% or more of our revenues.

SELECTED CUSTOMER EXAMPLES

GM/SATURN

     Saturn is a wholly owned subsidiary corporation of General Motors. The Saturn customer assistance center is where Saturn customers call upon a skilled team of customer support consultants and customer assistant managers from both Saturn and Centrobe, an EDS company and a leading provider of enterprise customer management solutions. Recording and analysis software is an important component of the company's assistance center. In calculating the number of Team Leaders on staff along with their annual salaries, Saturn determined that eQuality has already decreased up to 50% of its workload, measured by call monitoring time, through the automated recording process and the subsequent evaluation processes.

PNC BANK

     PNC Bank Corporation is a diversified financial services organization. To service the financial needs of regional community banking customers, PNC Bank operates a nearly 900 person customer contact center -- the National Financial Services Center. Voted one of the top five call centers in financial services, this contact center processes more than 2.8 million customer interactions for PNC Bank each month. In response to the company's need to provide industry-leading customer service, PNC Bank leverages our recording application to record a random sample of each financial services consultant's voice and data interactions with customers every month. This information is used to properly coach consultant's on customer service skills, trend customer needs and requests, and ensure quality service in future customer interactions.

COMPUSA

     CompUSA is a leading computer retailer in the United States. The company deployed eQuality in its call center services facility, which is responsible for all technical support to CompUSA's individual and business customers, customized help desk services for third party customers, and technical support outsourcing for computer manufacturers and software publishers. The 120,000-square-foot facility opened in July 1998 and has the capacity for over 1,000 agents. CompUSA expects eQuality's business-driven recording capabilities to improve agent interaction with customers and internal systems by simultaneously monitoring agents' conversations and on-screen activities for improved coaching and training sessions that result in better customer service.

7C LTD

     7C Ltd is a leading independent outsourced customer relationship management specialist in the United Kingdom. The company implemented the eQuality solution as part of 7C's recently announced L10 million, three-year expansion program to become a major player in the European call center market and the leading provider of Internet-based customer contact solutions. eQuality helps the company not only see how well its people are servicing customers but also, crucially, how well its technology is performing. 7C can determine immediately, for example, if slow computer response times or screen sequencing are making calls unnecessarily long and placing undue demand on staff.

PC SERVICESOURCE

     PC ServiceSource is a leading provider of complete and integrated service logistics outsourcing solutions for both OEMs and service providers in the personal computer industry. Approximately 150 sales services representatives handle about 10,000 phone calls daily. Asking for the sale and "upselling" is a skill that PC ServiceSource managers are enhancing through the use of the eQuality voice and data recording solution. Its new training program places a greater emphasis on the sales opportunities presented to sales service representatives when they are interacting with customers. PC ServiceSource has seen dramatic improvements and plans to continue regular training initiatives designed to assist sales service representatives in increasing their sales, while improving their skills with the help of our software.

PROMUS HOTEL CORPORATION

     Promus Hotel Corporation is the franchisor and operator of the Doubletree Hotels Guest Suites and Resorts, Embassy Suites, Hampton Inn, Hampton Inn & Suites, Homewood Suites, Club Hotels by Doubletree, Red Lion Hotels, Embassy Vacation Resorts and Hampton Vacation Resorts brands. The eQuality solution has enabled them to address specific service delivery and training issues as they take place. Strengthening its service proactively and developing reservation sales representatives' skill sets has been greatly enhanced with eQuality at their central reservations office.

SALES AND MARKETING


     We sell our software primarily through a combination of a direct sales force and resellers. We have 11 sales offices in the United States, one in Canada and two in the United Kingdom. As of December 31, 1999, our sales and marketing organization consisted of 59 employees worldwide.



     To date, substantially all of our revenues have been generated through our direct sales force, which consists of 35 sales people in 13 locations. Our direct sales force consists of sales agents and regional managers. In addition to qualified leads generated internally, our direct sales force also pursues qualified leads provided by companies with whom we have formal or informal referral agreements. These agreements are not exclusive and may be terminated by either party. Our direct sales force is responsible for the direct sales effort and manages, negotiates and closes those sales.



     To expand the coverage and support of our direct sales force, we also develop strategic marketing alliances with leading companies in our industry. These relationships may include joint marketing campaigns and selling strategies. Separate from our direct sales force, our business development personnel are responsible for the initiation, negotiation and completion of these partnerships. We currently have these relationships with Siebel Systems, Clarify, Cisco/Geotel, Genesys, eShare, Kana, eGain, Brightware, Mustang.com and Davox.


     In addition to our direct sales force, we have agreements with MCI WorldCom and Rockwell under which they resell our software. To support this indirect sales channel, our business development personnel provide information and training to these companies' sales personnel so that they are better able to educate potential customers about the benefits of our software and services. Our agreements with our resellers are not exclusive and may be terminated by either party.

     Our direct sales cycle typically begins with the qualification of a sales lead or the request for a proposal from a prospective customer. The sales lead, or request for a proposal, is followed by the qualification of the lead or prospect, an assessment of the customer's requirements, a formal proposal, presentations and product demonstrations, site visits to an existing customer using our software and contract negotiation. The sales cycle can vary substantially from customer to customer but typically lasts three to six months, and is considered completed with the signing of the contract. Historically, most of our customers have expanded their use of our solutions to expand the number of CSRs at existing sites and to license additional contact centers, with a minimal incremental sales effort on our part. This results from high levels of customer satisfaction within our installed base. Since a majority of the detailed project planning occurs during the installation at the first site, our software can be used in production at additional sites in five to seven days.

     We use a variety of marketing programs to build awareness of Witness Systems, our brand name and our software, as well as to attract potential customers. These programs include market research, product and strategy updates with industry analysts, public relations activities, direct mail and relationship marketing programs, seminars, trade shows, speaking engagements and Web site marketing. Our marketing organization also produces marketing materials to support our sales efforts, that include brochures, data sheets and other technical descriptions, presentations and demonstrations.

     The market for business software has experienced seasonal fluctuations in demand. The first and third quarters of the year have been typically characterized by lower levels of revenues. As our revenues grow, seasonal fluctuations in our revenues may become more evident.

RESEARCH AND DEVELOPMENT

     We believe our software development capabilities are essential to our strategy of enhancing our core technology, developing additional applications incorporating that technology and maintaining the competitiveness of our software. We devote a substantial portion of our resources to developing new software and features, extending and improving our software technology and researching new technological initiatives in our market. We believe that our future success depends in part upon our ability to continue to enhance existing software, respond to changing customer requirements and develop and introduce new or enhanced software that incorporate new technological developments and emerging industry standards.


     Our research and development expenditures for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1999 were $1.1 million, $1.8 million, $3.5 million and $4.1 million, respectively. We intend to continue to increase our investment in research and development in the future. As of December 31, 1999, 51 of our employees were engaged in research and development and software maintenance activities.


COMPETITION


     Our software and services compete in the emerging market for products that record and analyze customer interactions. This market is intensely competitive and experiences rapid changes in technology. We believe that we compete effectively and that we enjoy a competitive advantage based upon (1) the functionality and quality of our products, (2) the ease of use and ability of our products to operate with a variety of hardware and software products, (3) our ability to implement our products quickly, (4) our competitive pricing, and
(5) the responsiveness of our customer support. However, many of our current and potential competitors may have longer operating histories, more established business relationships, larger customer bases, a broader range of products and services, greater name recognition and substantially greater financial, technical, marketing, personnel, management, service, support and other resources than we do. This could allow our current and potential competitors to respond more quickly than we can to new or emerging technologies and changes in customer requirements, better take advantage of acquisitions and other opportunities, devote greater resources to the marketing and sale of their products and services, and adopt more aggressive pricing policies. In addition, many of our competitors market their products through resellers and companies that integrate their technology and products with those of the competitor. These resellers and technology partners of our competitors often have strong business relationships with our customers and potential customers. Our competitors may use these business relationships to market and sell their products and compete for customers with us. We cannot assure you that our competitors will not offer or develop products and services that are superior to ours, or that achieve greater market acceptance. Our competitors include:


     - quality monitoring suppliers to the call and contact center industry, which historically have been companies that develop voice-only recording software;

     - traditional call logging vendors that have historically focused on providing products that record all calls made by or to the user, including emergency services, such as 911, and verification and liability users, such as trading floors and stock brokers;

     - systems integrators and consulting firms which design and develop custom systems and perform custom integration; and

     - new, larger and more established entities that may acquire, invest in or form joint ventures with providers of recording or performance enhancing software solutions, such as vendors of customer relationship management products, computer telephony companies and computer hardware, software and networking companies.

     In addition, we have developed, and intend to continue to develop, relationships with companies that resell our software, companies that integrate our software with their technology and products and companies that provide us with customer referrals or leads. Some of these companies have similar, and often more established, relationships with our competitors, and may recommend the products and services of our competitors to customers instead of our software and services. In addition, through their relationships with us, these companies could learn about our software and the market for our software and services and could develop and sell competing products and services.

     The principal competitive factors in our market include:

     - product performance, reliability and features;

     - user scalability and open architecture;

     - third party integration;

     - quality and speed of product implementation;

     - ease-of-use for customers;

     - analytic capabilities of the product;

     - how quickly new products and product enhancements can be brought to market;

     - customer support; and

     - pricing of products and services.


     Our success will depend on our ability to compete effectively based on these factors. Further, we expect that competition will increase as other established and emerging companies enter our market and as new products, services and technologies are introduced. Increased competition may result in price reductions, lower gross margins and loss of market share. This could materially and adversely affect our business, financial condition and results of operations.


PROPRIETARY RIGHTS

     General. Our success depends to a significant degree on the legal protection of our software and other proprietary technology rights. We rely on a combination of patent, trade secret, copyright and trademark laws and confidentiality and non-disclosure agreements with employees and third parties to establish and protect our proprietary rights. These measures may not be sufficient to protect our proprietary rights, and we cannot be certain that third parties will not misappropriate our technology and use it for their own benefit. Also, most of these protections do not preclude our competitors from independently developing products with functionality or features substantially equivalent or superior to our software. Any failure to protect our intellectual property could have a material adverse effect on our business.

     Licenses. Our licenses are designed to prohibit unauthorized use, copying and disclosure of our software technology. When we license our software to customers, we require license agreements containing confidentiality terms customary in the industry in order to protect our proprietary rights in our software. These agreements generally warrant that our software will materially comply with our written documentation and is free of viruses and other illicit code. We also warrant that we own the software we distribute, have not violated the intellectual property rights of others and that our current software is Year 2000 compliant. We license our products in a format that does not permit the users to change the software code. In addition, because we treat the source code for our products as a trade secret, all employees and third parties who require access to the source code are first required to sign non-disclosure agreements.

     Patents. We have received a patent generally relating to our technology that enables the recording of a CSR's computer desktop activities and the synchronization of certain of these activities with the CSR's voice interactions. Our patent also relates to our data capture technique that records only particular changed regions of a CSR's computer screen. Our patent was granted on May 31, 1996 and will expire on May 30, 2016. We are currently evaluating whether to revise one aspect of the patent for our synchronization techniques. If we are unsuccessful, we may not be able to enforce any aspect of that patent against third parties who infringe it. We also have two patent applications pending with the United States Patent and Trademark Office. There is no guarantee that our pending applications will result in issued patents or, if issued, will provide us with any competitive advantages.

     Trademarks and service marks. We have United States trademark registrations on the mark WITNESS, on our logo and on one additional mark, and we have pending United States trademark applications for our marks eQuality and Bringing eQuality to eBusiness. We also claim common law protections for other marks we use in our business. Competitors of ours and others could adopt marks similar to ours, or try to prevent us from using our marks, consequently impeding our ability to build brand identity and possibly leading to customer confusion.

     Copyrights. We have seven pending copyright registrations covering the most recent release of our eQuality software.

EMPLOYEES


     As of December 31, 1999, we had 178 full-time employees. Of these employees, 51 were engaged in research and development and software maintenance, 59 were engaged in sales and marketing, 38 were engaged in professional services and 30 were engaged in executive, finance, administration and operations.


     None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any labor-related work stoppages and consider our relations with our employees to be good.

FACILITIES

     Our principal administrative, sales, marketing, support, and research and development facility is located in Alpharetta, Georgia. This facility consists of approximately 31,200 square feet and is leased through July 2002. In addition, we lease a total of 10 sales offices in the United States, one in Canada and two in the United Kingdom for our direct sales force. We believe our facilities are adequate for our current requirements.

LEGAL PROCEEDINGS

     We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     Our executive officers and directors, the positions held by them, and their ages as of December 31, 1999 are as follows:


                   NAME                      AGE                    POSITION
                   ----                      ---                    --------
David B. Gould.............................  40    President, Chief Executive Officer and
                                                     Chairman of the Board
Jon W. Ezrine..............................  32    Chief Financial Officer
Russell E. Brown...........................  41    Vice President, Business Development
Jeffery S. Ford............................  49    Vice President, Operations
Colin Gallick..............................  46    Vice President, International Operations
Doug Gisby.................................  39    Chief Technology Officer and Vice
                                                     President, Engineering
Alain Livernoche...........................  40    Vice President, North American Sales
Nancy Y. Treaster..........................  38    Vice President, Marketing
James W. Judson, Jr........................  41    Director
Thomas J. Crotty...........................  41    Director
John Abraham...............................  44    Director
Joel Katz..................................  36    Director

     David B. Gould has served as our President and Chief Executive Officer since February 1999 and as Chairman of our Board since November 1999. From March 1996 to November 1998, Mr. Gould was Chief Executive Officer and Chairman of the Board of InStream Corporation, a healthcare electronic commerce company. In 1998, InStream filed for liquidation under bankruptcy law. Prior to that, Mr. Gould served as President of Digital Communications Associates, Inc.'s Remote Access Division, now Attachmate Corporation, an enterprise information access and management software vendor, from August 1994 to August 1995. From June 1986 to July 1994, Mr. Gould was employed by Management Science America, a developer of enterprise solutions, where he held various management and executive level positions in marketing, development and support, last serving as Vice President of Financial Systems. Mr. Gould holds a BS in Econometrics from the University of Pennsylvania and an MBA from Emory University.

     Jon W. Ezrine has served as our Chief Financial Officer since April 1997. From June 1993 to March 1997, Mr. Ezrine served as Controller for SQL Financials, now Clarus Corporation, a client/server application software vendor. From April 1992 to June 1993, Mr. Ezrine served as Controller for ITL Interiors, Inc., distributor of materials to real estate property management companies. Prior to that, Mr. Ezrine was employed by Arthur Andersen & Co. as a Senior Staff Accountant. Mr. Ezrine holds a BS in Finance from the University of Virginia.

     Russell E. Brown joined us as Vice President of Business Development in August 1999. From August 1993 to August 1999, Mr. Brown served in various management positions with PeopleSoft Inc., a leading provider of client/server application software products, most recently serving as Vice President of the Sales/Retail Industry Business Unit. Mr. Brown holds a BS in Industrial Management from the Georgia Institute of Technology.

     Jeffery S. Ford joined us as Vice President of Operations in July 1998. Prior to that, Mr. Ford worked as an independent consultant from January 1998 to June 1998. From July 1989 to December 1997, Mr. Ford served in various management positions at Cyborg Systems, a leading software provider of human resources applications, most recently serving as Vice President of Global

Development. Mr. Ford holds a BA in Behavioral Management from the Georgia Institute of Technology.

     Colin Gallick joined us as Vice President of International Operations in December 1998. From September 1996 to January 1998, Mr. Gallick served as Vice President of FTP Software Inc., now NetManage, an international leader in the design, development, marketing, sale, and support of connectivity software products. From October 1991 to September 1996, Mr. Gallick served as Vice-President and a director of Utopia Information Systems Inc., a supplier of help desk applications and software. Mr. Gallick holds a degree in Marketing from Bristol Polytechnic and an MS in Marketing from the University of Bath.


     Doug Gisby joined us as Chief Technology Officer and Vice President of Engineering in March 1999. Prior to that, Mr. Gisby worked as an independent consultant from March 1998 to February 1999. From January 1997 to February 1998, Mr. Gisby served as Director of Engineering for Genesys Telecommunications Laboratories, a provider of enterprise-wide platform and application software. From May 1992 to January 1997, Mr. Gisby served in various management positions at Rockwell International Corporation, a world leader in electronic controls and communications, most recently serving as Director of Advance Technology within the Electronic Commerce Division. Prior to that, Mr. Gisby served as Software Development Manager with Aspect Telecommunications, a leading provider of customer relationship management solutions, from January 1989 to May 1992. Mr. Gisby holds a BS Degree in Computer Science from the University of Staffordshire.


     Alain Livernoche has served as our Vice President of North American Sales since June 1998. From January 1997 to June 1998, Mr. Livernoche served as Vice President of Sales, Western Region for SQL Financials, now Clarus Corporation, a client/server application software vendor. Prior to that, Mr. Livernoche served in various management positions at Dun & Bradstreet Software, now GEAC, a developer of enterprise solutions, most recently serving as Regional Vice President. Mr. Livernoche holds a BS in Finance and Marketing from the University of Montreal.

     Nancy Y. Treaster has served as our Vice President of Marketing since April 1997. Prior to that, Ms. Treaster spent thirteen years with Dun & Bradstreet Software, now GEAC, a developer of enterprise solutions, serving in various management positions, most recently serving as Director, SmartStream Product Marketing/Management. Ms. Treaster holds a BS in Management Science from the Georgia Institute of Technology.

     James W. Judson, Jr., our co-founder, is currently a member of our Board and served as the Chairman of the Board of Directors from March 1997 to November 1999. From February 1998 to February 1999, Mr. Judson served as our Vice President of Business Development and from September 1995 to February 1998 he served as our President. Mr. Judson holds a BA in Politics from Wake Forest University.

     Thomas J. Crotty has served as one of our directors since April 1997. Mr. Crotty has served as General Partner of Battery Ventures, a venture capital firm, since 1989. Mr. Crotty received a BA in Business from the University of Notre Dame and a MBA in Finance from the Wharton School.

     John Abraham has served as one of our directors since March 1997. Mr. Abraham has served as President and Chief Executive Officer of Add-Vision, Inc., a technology company specializing in electronic display and illumination systems, since February 1998. From September 1997 to January 1998, he was Executive Vice President and Chief Operating Officer of Add-Vision, Inc. From March 1996 to November 1996, Mr. Abraham was a general partner at Geocapital Partners, a venture capital firm. Mr. Abraham was Executive Vice President of Compuware Corporation, a computer software developer from January 1995 to June 1995. From January 1994 to December 1994, he was Senior Vice President of Mergers & Acquisitions of Compuware Corporation. Mr. Abraham was educated at Columbia University and the University of Illinois.

     Joel Katz has served as one of our directors since July 1999. Mr. Katz currently serves as Chief Financial Officer for Vignette Corporation, a global provider of e-business software products and services. Prior to Vignette Corporation, Mr. Katz served as Chief Financial Officer of Harbinger Corporation, a leading worldwide provider of business-to-business eCommerce software, from 1990 to 1999. Mr. Katz received a BBA in Accounting from the University of Georgia.

BOARD COMMITTEES

     The audit committee consists of Mr. Katz, the chairman, and Messrs. Crotty and Abraham. The audit committee recommends the selection of our independent auditors and reviews the results and scope of the audit and other services provided by them. In addition, the audit committee reviews and evaluates our internal audit and control functions.

     The compensation committee consists of Mr. Crotty, the chairman, and Messrs. Katz and Abraham. The compensation committee reviews the compensation and benefits of all our officers, reviews general policies relating to compensation and benefits of our employees and makes recommendations concerning these matters to the board of directors. The compensation committee also administers our amended and restated stock incentive plan and employee stock purchase plan.

     The executive committee consists of Messrs. Gould and Crotty. The executive committee will have the authority to act on behalf of the board of directors in the management or direction of our business and affairs, to the extent authorized by resolution of a majority of the board of directors and subject to any limitations imposed by the laws of the State of Delaware.

DIRECTORS COMPENSATION

     Directors do not currently receive compensation for services performed in their capacity as directors. We reimburse each director for reasonable expenses they incur in attending meetings of our board of directors and its committees. In addition, non-employee directors who are not employed by venture capital firms are eligible to receive options to purchase our common stock under our amended and restated stock incentive plan. The board of directors determines the vesting schedule and exercise price for options granted to non-employee directors.

TERMS OF DIRECTORS AND EXECUTIVE OFFICERS

     Immediately after the completion of this offering, our board of directors will be divided into three classes, each serving for staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Our bylaws provide that each class of directors will be elected by a plurality of all votes cast at the meeting.

     Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been elected and qualified or until their earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following table sets forth the total compensation we paid during the year ended December 31, 1999 to our Chief Executive Officer and our next four most highly compensated executive officers whose salary and bonus for 1999 exceeded $100,000. These executive officers are referred to as the Named Executive Officers elsewhere in this prospectus.

                           SUMMARY COMPENSATION TABLE


                                                                           LONG-TERM
                                                                          COMPENSATION
                                                                             AWARDS
                                                                          ------------
                                                                           NUMBER OF
                                                  ANNUAL COMPENSATION      SECURITIES
                                                 ----------------------    UNDERLYING     ALL OTHER
 NAME AND PRINCIPAL POSITION(1)    FISCAL YEAR     SALARY       BONUS       OPTIONS      COMPENSATION
 ------------------------------    -----------   ----------   ---------   ------------   ------------
David B. Gould...................     1999        $206,235     $30,384      413,226        $110,654(2)
  President and Chief
  Executive Officer
Alain Livernoche.................     1999         150,000      10,000           --          77,229(3)
  Vice President,
  North American Sales
Colin Gallick....................     1999         148,908      14,850      169,200          65,949(4)
  Vice President,
  International Operations
Jeffery S. Ford..................     1999         126,667      45,740        4,320             853(5)
  Vice President,
  Operations
Nancy Y. Treaster................     1999         122,500      20,675       16,398             819(5)
  Vice President,
  Marketing


------------------------------

    (1) In February 1999, Mr. Richards resigned as our President and Chief Executive Officer. In connection with his resignation, we paid Mr. Richards severance in the amount of $192,500.
    (2) Reflects $109,835 for reimbursement of relocation expenses and $819 for insurance premiums. Mr. Gould became our President and Chief Executive Officer in February 1999.
    (3) Reflects $76,250 paid for commissions earned and $979 for insurance premiums.

    (4) Reflects $48,129 paid for commissions earned and a $17,820 automobile allowance.

    (5) Reflects insurance premiums.

OPTION GRANTS IN LAST FISCAL YEAR


     The following table sets forth all individual grants of stock options during the year ended December 31, 1999 to each of the Named Executive Officers. These options were granted with an exercise price equal to the fair market value of our common stock on the date of grant as determined by our board of directors based on third-party valuations, third-party transactions and other relevant factors. All of the options are incentive stock options, except for 121,230 of Mr. Gould's options and 169,200 of Mr. Gallick's options which are non-qualified, vest over four years, with 25% of the shares vesting one year after the grant date and the remaining shares vesting ratably each month thereafter, and have a term of 10 years. The 5% and 10% assumed annual rates of compound stock price appreciation are prescribed by the rules and regulations of the Securities and Exchange Commission and do not represent our estimate of projection of the future trading prices of our common stock. There can be no assurance that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level. Actual gains, if any, on stock option exercises are dependent on numerous factors, including our future performance, overall market conditions and the option holder's continued employment with us throughout the entire vesting period and option term, none of which are reflected in this table. The potential realizable value is calculated by multiplying the fair market value per share of the common stock on the date of grant as determined by the board of directors, which is equal to the exercise price per share, by the stated annual appreciation rate compounded annually for the option term, subtracting the exercise price per share from the product, and multiplying the remainder by the number of shares underlying the option granted.



                                            INDIVIDUAL GRANTS                          POTENTIAL REALIZABLE
                       -----------------------------------------------------------       VALUE AT ASSUMED
                         NUMBER OF                                                     ANNUAL RATES OF STOCK
                        SECURITIES     PERCENT OF TOTAL                               PRICE APPRECIATION FOR
                        UNDERLYING     OPTIONS GRANTED                                      OPTION TERM
                          OPTIONS      TO EMPLOYEES IN    EXERCISE OR   EXPIRATION   -------------------------
        NAME              GRANTED        FISCAL YEAR      BASE PRICE       DATE          5%            10%
        ----           -------------   ----------------   -----------   ----------   -----------   -----------
David B. Gould.......     300,996            14.8%           $1.66         2/2/09    $   313,895   $   795,984
  President and Chief     112,230             5.5             2.97         8/3/09        209,376       530,982
  Executive Officer         9,000             0.4             8.05       12/31/09         66,223       167,821
Alain Livernoche.....       9,000             0.4             8.05       12/31/09         66,223       167,821
  Vice President,
  North American
  Sales
Colin Gallick........     169,200             8.3             1.66         2/2/09        176,757       447,937
  Vice President,
  International
  Operations
Jeffery S. Ford......       4,320             0.2             2.22        5/24/09          6,046        15,299
  Vice President,           9,000             0.4             8.05       12/31/09         66,223       167,821
  Operations
Nancy Y. Treaster....      16,398             0.8             2.22        5/24/09         22,949        58,073
  Vice President,           9,000             0.4             8.05       12/31/09         66,223       167,821
  Marketing

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES


     The following table sets forth for each of the Named Executive Officers the number and value of options exercised during the year ended December 31, 1999 as well as the number and value of securities underlying unexercised options that are held by the Named Executive Officers as of December 31, 1999. The value realized column represents the difference between the estimated fair value of the purchased shares on the option exercise date, less the exercise price paid upon the exercise of the options. The value of unexercised in-the-money options column represents the difference between $13.00 per share, representing the mid-point of our potential offering price range of $12.00 to $14.00 per share, less the exercise price payable upon exercise of these options.



                                                        NUMBER OF SECURITIES
                                                       UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                SHARES                         OPTIONS                IN-THE-MONEY OPTIONS
                               ACQUIRED                  AT FISCAL YEAR-END            AT FISCAL YEAR-END
                                  ON       VALUE     ---------------------------   ---------------------------
                               EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                               --------   --------   -----------   -------------   -----------   -------------
David B. Gould...............  112,230    $    --      60,200         249,796       $682,668      $2,775,177
  President and Chief
  Executive Officer
Alain Livernoche.............   30,600     70,720      49,744         145,340        610,509       1,726,986
  Vice President, North
  American Sales
Colin Gallick................       --         --      42,300         126,900        479,682       1,439,046
  Vice President,
  International Operations
Jeffery S. Ford..............   30,600     47,430      23,643         114,057        273,786       1,257,654
  Vice President, Operations
Nancy Y. Treaster............   70,022    147,046      14,292          83,987        184,081         975,947
  Vice President, Marketing


STOCK OPTION AND OTHER COMPENSATION PLAN

  Amended and Restated Stock Incentive Plan


     We have established a stock incentive plan, which has recently been amended and restated. This plan is intended to promote our interests by providing employees and key persons, such as non-employee directors and consultants, the opportunity to purchase shares of common stock and to receive compensation based upon appreciation in the value of those shares. We have reserved 6,274,800 shares of common stock for issuance under this plan. This plan provides for the grant of four types of awards:


     - incentive stock options that qualify for tax benefits;

     - non-qualified stock options;

     - restricted stock awards; and

     - stock appreciation rights.

     Our plan is administered by the compensation committee of our board of directors. The compensation committee has the authority to determine to whom awards are granted, the terms of such awards, including the type of awards to be granted, the exercise price, the number of shares subject to awards and the vesting and exercisability of the awards. The term of a stock option granted under the plan generally may not exceed 10 years.

     Beginning on January 1, 2001, and on the first day of each following fiscal year, this plan authorizes our board of directors to automatically adjust the number of shares of common stock available for issuance under this plan so that the total number of shares reserved will equal the sum of:

     - the aggregate number of shares previously issued under this plan;

     - the aggregate number of shares subject to outstanding options granted under this plan; and

     - 5% of the number of shares outstanding on the last day of the preceding fiscal year.

The maximum annual increase in the number of shares, however, shall not exceed 1,800,000 in any calendar year. In addition, the board of directors, at its discretion, may also issue a lower number of shares under this plan.


     As of January 10, 2000, there were options outstanding to purchase 2,883,106 shares of our common stock at a weighted average exercise price of $2.44 per share. 533,775 shares of our common stock have been issued upon exercise of options granted under our plan. In addition, there were 1,658,511 shares of common stock that could be issued under our amended and restated stock incentive plan.


  Employee Stock Purchase Plan

     We have recently established the Witness Systems Employee Stock Purchase Plan which will become effective upon the completion of this offering. The stock purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, allows employees to purchase our common stock through payroll deductions for 85% of the fair market value of the common stock. Participation in the stock purchase plan is voluntary. Employees may participate in the stock purchase plan by authorizing payroll deductions of one to fifteen percent of their base pay for each payroll period. At the end of each six-month offering period, each participant in the stock purchase plan will receive an amount of our common stock equal to the sum of that participant's payroll deductions during the period divided by 85% of the lower of the fair market value of our common stock at the beginning of the period, or the fair market value of our common stock at the end of the period. No employee may participate in the stock purchase plan if such employee owns or would own after the purchase of options under this plan 5% or more of the voting power of all classes of our stock.


     There are currently 990,000 shares of common stock reserved for issuance under the stock purchase plan. The number of shares of common stock available for issuance under the stock purchase plan shall automatically increase on the last trading day of the last month of each fiscal year, beginning with the fiscal year ending December 31, 2000 by a number of shares equal to 2% of the total number of shares of common stock outstanding on the last trading day of the month preceding the final month of each such fiscal year, but in no event shall any such annual increase exceed 900,000 shares, as adjusted under the terms of the plan. In addition, the board of directors, at its discretion, may also issue a lower number of shares under this plan. We are permitted under the stock purchase plan to purchase shares of common stock on the open market for the purpose of reselling the shares to participants in the stock purchase plan.


  401(k) Plan


     We maintain a 401(k) plan to provide eligible employees with a tax preferential savings and investment program. An employee becomes eligible to participate in the 401(k) plan in the first month of the month following his or her date of hire. Eligible employees may contribute a maximum of 20% of his or her pre-tax salary, commissions and bonuses through payroll deductions, up to the statutorily prescribed annual limit of $10,000 in calendar year 1999 to the 401(k) plan. The percentage elected by more highly compensated participants may be required to be lower. In addition, at the discretion of the board of directors, we may make discretionary profit-sharing contributions into the 401(k) plan for all eligible employees. To date we have made no contributions into the 401(k) plan.

EMPLOYMENT AGREEMENTS, SEVERANCE AND CHANGE OF CONTROL ARRANGEMENTS

     Generally, we do not enter into employment agreements with our employees. The employment relationships with each executive officer are "at will". However, we typically require each employee to enter into an agreement prohibiting the employee from disclosing or using any of our confidential or proprietary information without our permission and providing that the employee agrees to assign to us all inventions developed during the course of employment. In addition, the employee agrees not to solicit any of our customers or employees or to work for a competitor in the metropolitan Atlanta area for a period of time after termination of his or her employment.

     However, we entered into a one-year employment agreement with David Gould, our Chairman, President and Chief Executive Officer, which has particular confidentiality and noncompetition related provisions that survive longer than one year. This employment agreement was effective February 2, 1999, and was amended on August 3, 1999. Upon the expiration of the current term in August 2000, the agreement automatically renews for additional one-year terms until either party notifies the other of its intent to terminate the agreement. Under the agreement, Mr. Gould is entitled to receive a base salary of $225,000 per year and a discretionary bonus in the amount of up to $40,000 for the first year of employment. In addition to his base salary, Mr. Gould is entitled to receive supplemental bonuses totaling $360,000 between March 31, 2000 and March 31, 2002, regardless of continued employment. Mr. Gould also received on February 2, 1999, a stock option grant of 300,996 shares of common stock, exercisable at a price of $1.66 per share, under the terms of our amended and restated stock incentive plan. The options vest over a four-year period. Vesting accelerates upon a change of control. In the event Mr. Gould's employment is terminated without cause, or within six months of a change of control, which as defined in the agreement includes a sale of our common stock in an underwritten public offering, or if he resigns for good reason, he is entitled to a severance payment equal to twelve times his monthly base salary. On August 3, 1999, Mr. Gould was also granted an option to acquire 112,230 shares of common stock exercisable at a price of $2.97 per share under our stock incentive plan. These options vested immediately and Mr. Gould exercised his options with a payment made by a $334,000 promissory note having terms and arrangements regarding our reimbursement of Mr. Gould's interest payments that are similar to the terms and arrangements in the March 31, 1999 note described in the next paragraph.


     We have also entered into a restricted stock award agreement with Mr. Gould effective March 31, 1999. Under the terms of this agreement, Mr. Gould purchased 879,763 shares of our common stock at a price of $1.66 per share and paid for these shares with a promissory note to us in the principal amount of $1,461,383. The note has a nine year term with acceleration upon a change of control and interest accrues at a fixed rate of 6.41% per annum. Mr. Gould's employment agreement obligates us to reimburse him for all interest payments under the note. Mr. Gould's note is a recourse obligation as to 25% of the principal and 100% of the interest. Of the purchased shares, 303,111 vested immediately upon employment and the balance vest over a period ending on February 2, 2003; such vesting accelerates upon a change of control, which is defined to include an initial public offering. Upon termination of Mr. Gould's employment with us, any unvested shares revert to us for the original purchase price.



     Addendums to the stock option agreements with Mr. Ezrine, Mr. Brown, Mr. Ford, Mr. Gallick, Mr. Gisby, Mr. Livernoche and Ms. Treaster, provide that stock options awarded to the executive officer will automatically vest if the executive officer's employment is terminated without good cause upon a change of control of Witness Systems, as those terms are defined in the addendum, that occurs prior to December 31, 2001. As of January 10, 2000, an aggregate of 1,010,085 unvested common stock options are subject to this change of control provision.


     In February 1999, we entered into separation agreements with Craig Richards in connection with his resignation as President and Chief Executive Officer and with Elizabeth Brown in connection with her resignation as Vice President of Engineering. Our agreement with Mr. Richards entitled him to receive a severance payment equal to twelve times his monthly base salary. In addition, we waived our right to repurchase 280,901 of Mr. Richards' vested shares of common stock and forgave an outstanding balance under a related promissory note for $108,486. Mr. Richards delivered to us unvested options for 648,979 shares of common stock. Our agreement with Ms. Brown entitled her to receive a severance payment in the amount of $43,865.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our amended and restated certificate of incorporation and bylaws provide that the liability of the directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law and that we shall indemnify our officers, employees and agents to the fullest extent permitted under the Delaware law.

     Our amended and restated certificate of incorporation also provides that our directors will not be personally liable to Witness Systems or its stockholders for monetary damages for breach of fiduciary duty as a director, except for:

     - any breach of the director's duty of loyalty to Witness Systems or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - transactions from which the director derived an improper personal benefit.

     Any amendment, modification or repeal of these provisions will not eliminate or reduce the effect of these provisions for any act or failure to act, or any cause of action, suit or claim that would arise before the amendment, modification or repeal. If Delaware law is amended to provide for further limitations on the personal liability of directors of corporations for breach of duty of care or other duty as a director, then the personal liability of the directors will be so further limited to the greatest extent permitted by Delaware law. This limitation of liability does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     We intend to enter into agreements to indemnify our executive officers and directors in addition to indemnification provided for in our amended and restated certificate of incorporation. These agreements, among other things, may require us to indemnify these individuals against liabilities that arise by reason of their status or services as officers and directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance expenses incurred as a result of any proceedings against them for which they could be indemnified.


     Currently, we have purchased a directors and officers liability insurance policy with a maximum aggregate liability of $10 million.

                           RELATED PARTY TRANSACTIONS

SALES OF PREFERRED STOCK

  Series A Preferred Stock

     In March 1997, we issued and sold 3,184,000 shares of series A preferred stock at a price of $2.145 per share to Battery Investment Partners IV, LLC, Battery Ventures IV, L.P. and John Abraham, one of our directors, resulting in net proceeds of $6.6 million. Thomas Crotty, one of our directors, is associated with Battery Investment Partners IV, LLC and Battery Ventures IV, L.P. Immediately before the consummation of this offering, each share of the series A preferred stock will automatically convert into 1.8 shares of our common stock.

  Series B Preferred Stock

     In September 1998, we issued and sold 1,181,954 shares of series B preferred stock at a price of $4.65 per share to Battery Investment Partners IV, LLC, Battery Ventures IV, L.P. and John Abraham, one of our directors, resulting in net proceeds of $5.5 million. Thomas Crotty, one of our directors, is associated with Battery Investment Partners IV, LLC and Battery Ventures IV, L.P. Immediately before the consummation of this offering, each share of the series B preferred stock will automatically convert into 1.8 shares of our common stock.

  Series C Preferred Stock

     In August 1999, we issued and sold 1,325,028 shares of series C preferred stock at a price of $6.30 per share, resulting in net proceeds of $8.3 million. The investors include the following persons who, along with their affiliates, hold 5% or more of our capital stock:

NAME OF INVESTOR                                            NUMBER OF SHARES   PURCHASE PRICE
----------------                                            ----------------   --------------
                                                                               (IN THOUSANDS)
Noro-Moseley Partners IV, L.P.............................      317,460            $2,000
Noro-Moseley Partners IV-B, L.P...........................      317,122             1,998
Hambrecht & Quist California..............................       25,797               163
Hambrecht & Quist Employee Venture Fund, L.P. II..........       25,797               163
Access Technology Partners, L.P...........................      412,749             2,600
Access Technology Partners Brokers Fund, L.P..............        7,739                49
H&Q Witness Systems Investors, L.P........................       43,854               276

     Immediately before the consummation of this offering, each share of the series C preferred stock will automatically convert into 1.8 shares of our common stock.

REGISTRATION RIGHTS

     Some of our directors and 5% stockholders are entitled to specified rights related to the registration of their shares under the Securities Act. These rights are described more fully under the section titled "Description of Capital Stock" that is contained elsewhere in this prospectus.

COMMON STOCK PURCHASES AND SALES


     The following disclosure relating to common stock purchases and sales reflects the 1.8 for 1 stock split of our shares of common stock that occurred on December 27, 1999.


     On January 15, 1997, we entered into stock repurchase agreements with four of our officers to repurchase 3,214,845 shares of our common stock for notes payable totaling $3.7 million. The notes were repaid in March 1997 concurrent with the sale of series A preferred stock.


     On December 16, 1997, we sold 929,880 restricted shares of our common stock to our former chief executive officer for $108,000 in return for a promissory note. In February 1999, the officer resigned from our Company and the amount of the note related to the 280,901 vested shares plus all accrued interest was forgiven. The remainder of the note was cancelled in connection with our repurchase at $0.12 per share of the 648,979 unvested shares.

     In March 1999, we issued 879,763 shares of restricted common stock to Mr. Gould in return for a note receivable of $1.5 million. In August 1999, Mr. Gould was granted and exercised options to acquire 112,230 shares of our common stock in exchange for a note receivable of $334,000. The notes effectively bear no interest and mature on March 30, 2008. Such maturity date is accelerated if we consummate a merger, consolidation or reorganization, sell substantially all of our assets, or complete an initial public offering.

     On August 2, 1999, we sold 244,800 shares of restricted common stock which consisted of 30,600 shares to each of the following officers: Mr. Gould, Mr. Ezrine, Mr. Brown, Mr. Gisby, Mr. Ford, Mr. Gallick, Mr. Livernoche, and Ms. Treaster. Each officer paid $90,950 for the shares by providing a full recourse promissory note to us. The principal balance of each promissory note is due in full on July 31, 2003, with interest of 7% payable in arrears annually. In addition, on August 2, 1999, we sold 24,395 shares of restricted common stock to Mr. Abraham for $72,401 in return for a full recourse promissory note. The principal balance of the promissory note is due in full on July 31, 2003, with interest of 7% payable in arrears annually.

     We entered into stock repurchase agreements with the following persons to repurchase a total of 3,060,000 shares for $7.3 million in cash.

                     NAME                        NO. OF SHARES   DOLLAR AMOUNT        DATE
                     ----                        -------------   -------------   --------------
                                                                 (IN THOUSANDS)
Mr. Judson.....................................    1,137,994        $3,382       August 2, 1999
Elizabeth Judson (Mr. Judson's spouse).........      104,006           309       August 2, 1999
Mr. Abraham....................................       18,000            54       August 2, 1999
Mr. Knous......................................      540,000         1,605       August 2, 1999
Mr. Beckett....................................    1,260,000         1,900       Sept. 10, 1998


TRANSACTIONS WITH THE CHASE MANHATTAN CORPORATION



     Since mid-1997, we have licensed our software and provided software installation and support services to The Chase Manhattan Bank and Chase Cardmember Services, Inc., affiliates of The Chase Manhattan Corporation. Since this time, we entered into contracts with these affiliates of The Chase Manhattan Corporation for the provision of licensing and services in consideration for which these affiliates agreed to pay us a total of $616,315 in 1997, $114,550 in 1998 and $1,104,255 in 1999. Under these contracts, these affiliates did not pay us fees in 1997, and paid us fees of $712,920 in 1998 and $757,830 in 1999. On December 8, 1999, the indirect parent company of Hambrecht & Quist LLC merged with a wholly owned subsidiary of The Chase Manhattan Corporation and, as a result, Hambrecht & Quist LLC became an indirect, wholly owned subsidiary of The Chase Manhattan Corporation. Hambrecht & Quist LLC is a subsidiary of Hambrecht & Quist California, which, along with its affiliates, holds more than 5% of our outstanding capital stock.


INDEMNIFICATION AGREEMENTS

     We intend to enter into agreements to indemnify our executive officers and directors in addition to indemnification provided for in our amended and restated certificate of incorporation. These agreements, among other things, may require us to indemnify these individuals against liabilities that arise by reason of their status or services as officers and directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance expenses incurred as a result of any proceedings against them for which they could be indemnified.

POLICY ON FUTURE TRANSACTIONS

     Our board of directors has adopted a resolution whereby all future transactions with related parties, including any loans from us to our officers, directors and principal stockholders or their family members, must be approved by a majority of the board of directors including a majority of the independent and disinterested members of the board of directors or a majority of the disinterested shareholders and must be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table presents information about the beneficial ownership of our common stock as of December 31, 1999 by:


     - each person or entity who is known by us to be the beneficial owner of more than 5% of our outstanding common stock;

     - each of our directors;

     - each executive officer; and

     - all of our directors and executive officers as a group.


     Formation, Inc., one of our stockholders, has granted to the underwriters the option to purchase up to 210,280 shares of common stock to cover over-allotments. Footnote 14 to the Principal and Selling Stockholders table below provides information concerning the stock holdings of Formation, Inc. after the offering if the over-allotment option is exercised in full.



     For purposes of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding prior to the offering includes 6,875,878 common shares outstanding as of December 31, 1999 and 10,403,769 shares issuable upon the automatic conversion of 3,272,890 shares of series A preferred stock, including 88,890 shares issued as a dividend on the series A preferred stock, into 5,891,202 shares of common stock, 1,181,954 shares of series B preferred stock into 2,127,517 shares of common stock and 1,325,028 shares of series C preferred stock into 2,385,050 shares of common stock immediately before the completion of this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. The number of shares beneficially owned by a person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 1999. The shares issuable under these options are treated as if outstanding for computing the percentage ownership of the person holding these options but are not treated as if outstanding for the purposes of computing the percentage ownership of any other person.

     Except as noted below, the business address of the named beneficial owner is c/o Witness Systems, Inc., 1105 Sanctuary Parkway, Suite 210, Alpharetta, Georgia 30004.


                                                                                         PERCENT
                                                                                    BENEFICIALLY OWNED
                                                                                   --------------------
                                                              NUMBER OF SHARES      BEFORE      AFTER
                 NAME OF BENEFICIAL OWNER                    BENEFICIALLY OWNED    OFFERING    OFFERING
                 ------------------------                    ------------------    --------    --------
Battery Investment Partners IV, LLC (1)....................       7,812,888          45.2%       37.1%
Battery Ventures IV, L.P. (2)..............................       7,695,695          44.5        36.5
  20 William Street
  Wellesley, MA 02181
James W. Judson, Jr. (3)...................................       1,713,150           9.9         8.1
Noro-Moseley Partners, IV L.P. (4).........................       1,142,248           6.6         5.4
  9 North Parkway Square
  4200 Northside Parkway
  Atlanta, GA 30327
David B. Gould (5).........................................       1,145,422           6.6         5.4
W. Thomas Snyder...........................................       1,020,870           5.9         4.8
Kirk A. Knous..............................................         991,305           5.7         4.7
Hambrecht & Quist California (6)...........................         928,685           5.4         4.4
  One Bush Street
  San Francisco, CA 94104
John Abraham (7)...........................................          98,674             *           *
Nancy Treaster (8).........................................         123,488             *           *
Alain Livernoche (9).......................................         119,331             *           *
Colin Gallick (10).........................................          79,668             *           *
Jeffery S. Ford (11).......................................          92,014             *           *
Joel G. Katz...............................................              --             *           *
Thomas C. Crotty (12)......................................       7,812,888          45.2        37.1
All directors and executive officers as a group (9 persons)
  (13).....................................................      11,184,634          63.6        52.3


------------------------------

   * Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

 (1) Consists of 7,695,695 shares held by Battery Ventures IV, L.P. and 117,193 shares held by Battery Investment Partners IV, LLC. Battery Investment Partners IV, LLC is the managing partner of Battery Ventures IV, L.P. Thomas J. Crotty, Robert G. Barrett, Oliver D. Curme, Todd A. Dagres, Richard D. Frisbie and Kenneth P. Lawler are the general members and general partners of Battery Investment Partners IV, LLC and Battery Ventures IV, L.P., respectively.

 (2) Battery Investment Partners IV LLC is the managing partner of Battery Ventures IV, L.P. Thomas J. Crotty, Robert G. Barrett, Oliver D. Curme, Todd A. Dagres, Richard D. Frisbie and Kenneth P. Lawler are the general members and general partners of Battery Investment Partners IV, LLC and Battery Ventures IV, L.P., respectively.

 (3) Includes 227,104 shares held by Elizabeth A. Judson, Mr. Judson's spouse, and 810,000 shares held by the Judson 1998 Trust. Mr. Judson disclaims beneficial ownership of shares owned by Mrs. Judson and held by the Judson 1998 Trust.

 (4) Includes shares held by Noro-Moseley Partners IV-B, L.P., an affiliate of Noro-Moseley Partners IV, L.P., Charles D. Moseley, Jack R. Kelly, Russell
     R. French, Charles A. Johnson, Alan J. Taetle and Allen S. Moseley are the general partners of Noro-Moseley Partners IV, L.P.


 (5) Includes 122,829 shares subject to options which are exercisable within 60 days of January 10, 2000.



 (6) Includes 46,435 shares held directly by Hambrecht & Quist California, 46,435 shares held by the Hambrecht & Quist Employee Venture Fund, L.P. II, 13,930 shares held by the Access Technology Partners Brokers Fund, L.P., 78,937 shares held by H&Q Witness Systems Investors, L.P. and 742,948 shares held by Access Technology Partners, L.P. Hambrecht & Quist California is the parent company of Hambrecht & Quist, LLC. The limited partnership interests of Hambrecht & Quist Employee Venture Fund, L.P. II and Access Technology Partners Brokers Fund, L.P. are held by employees of Hambrecht & Quist California or Hambrecht & Quist LLC, and the general partner of both of these funds is H&Q Venture Management LLC, a subsidiary of Hambrecht & Quist California. Employees of Hambrecht & Quist LLC and Hambrecht & Quist California also own a 98.1% limited partnership interest in H&Q Witness Systems Investors, L.P. and a subsidiary of Hambrecht & Quist California is its administrative general partner. The investment limited partner of H&Q Witness Systems Investors, L.P. is a limited liability company in which a group of Hambrecht & Quist LLC employees are members. Access Technology Partners, L.P. is a fund of outside investors that is managed by Access Technology Management, LLC, a subsidiary of Hambrecht & Quist California. The managing member of Access Technology Management, LLC is H&Q Venture Management, LLC. The managers of H&Q Venture Management, LLC are Daniel H. Case, III, Charles Walker and Stephen N. Machtinger. Messrs. Case, Walker and

     Machtinger disclaim beneficial ownership of shares held by Access Technology Partners, L.P., except to the extent of their pecuniary interest in these shares. Hambrecht & Quist California and Hambrecht & Quist LLC are indirect wholly owned subsidiaries of The Chase Manhattan Corporation.



 (7) Includes 28,449 shares subject to options which are exercisable within 60 days of January 10, 2000.



 (8) Includes 22,866 shares subject to options which are exercisable within 60 days of January 10, 2000.



 (9) Includes 58,131 shares subject to options which are exercisable within 60 days of January 10, 2000.



(10) Includes 49,068 shares subject to options which are exercisable within 60 days of January 10, 2000.



(11) Includes 30,814 shares subject to options which are exercisable within 60 days of January 10, 2000.


(12) Includes 7,695,695 shares held by Battery Ventures IV, L.P. and 117,193 shares held by Battery Investment Partners IV, LLC. Mr. Crotty is a General Member of Battery Investment Partners IV, LLC, the managing partner of Battery Ventures IV, L.P. and therefore may be considered to share beneficial ownership of the shares held by Battery Ventures IV, L.P. and by Battery Investment Partners IV, LLC. Mr. Crotty disclaims beneficial ownership of these shares


(13) Includes Mr. Crotty's shares, which he disclaims beneficial ownership of, and 312,157 shares subject to options which are exercisable within 60 days of January 10, 2000.



(14) If the underwriters exercise their over-allotment option in full, Formation, Inc. will sell 210,280 shares of common stock in this offering and would remain the beneficial owner of 630,840 shares of common stock. The address for Formation, Inc. is 121 Whittendale Drive, Building 1, Moorestown, New Jersey 08057.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     Our authorized capital stock consists of 50,000,000 shares of common stock, $.01 par value per share and 10,000,000 shares of preferred stock, $.01 par value per share. As of December 31, 1999, we had 69 stockholders of record and there were 17,279,647 shares of common stock outstanding, assuming the conversion of all outstanding preferred stock into common stock upon the completion of this offering and including 160,002 shares issued pursuant to dividend rights held by our preferred stockholders. The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.


COMMON STOCK

     The holders of common stock are entitled to one vote per share for the election of directors and on all other matters to be submitted to a vote of our stockholders. Subject to the rights of any holders of preferred stock which may be issued in the future, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors and paid out of funds legally available for that purpose. In the event of our dissolution, liquidation or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities, subject to the prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The outstanding shares of common stock are, and the shares of common stock to be issued by us in connection with this offering will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Under our amended and restated certificate of incorporation, our board of directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock in one or more series. The board also has the right to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of any preferred stock issued, including dividend rights and rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock with greater rights, privileges and preferences than those applicable to the common stock may adversely affect the voting power, market price and other rights and privileges of the common stock, and may have the effect of delaying, deferring or preventing a change of control of our company.

REGISTRATION RIGHTS


     Under the terms of an amended and restated registration rights agreement dated as of September 30, 1999, as amended, stockholders holding an aggregate of 15,448,149 shares of capital stock, which includes the shares set forth below, are entitled to registration rights under the Securities Act:



     - approximately 5,779,872 shares of series A, B and C preferred stock and shares of preferred stock resulting from the payment of preferred stock dividends, which will automatically convert into a total of 10,403,769 shares of common stock upon the consummation of this offering;


     - 4,891,480 shares of common stock held by the stockholders who are parties to the amended and restated registration rights agreement, including our founding stockholders;

     - 117,000 shares of common stock that may be issued upon the exercise of a warrant held by Greyrock Capital; and

     - 20,000 shares of series B preferred stock that may be issued upon the exercise of a warrant held by Silicon Valley Bank which, upon the completion of this offering, if the warrant has not yet been exercised, will become exercisable for 36,000 shares of common stock.

     Beginning 180 days following the date of this prospectus, a majority of the holders of series A and B preferred stock and a majority of holders of the series C preferred stock may request us, on up to two occasions, to register their shares of common stock, outstanding after conversion of the preferred stock, for public resale. We are obligated to register the common stock of the series A and series B preferred stockholders only if at least 20% of the total shares of series A and B preferred stock request registration, or a lesser percentage if the aggregate public offering price would exceed $5,000,000. Further, holders of registrable securities may require on two separate occasions within any twelve month period that we register their shares for public resale on Form S-3 if the value of the securities to be registered is at least $500,000. In the event our Board of Directors determines it is advisable to do so, and as limited by the terms of the Amended and Restated Registration Rights Agreement, we may defer such registration for up to 90 days.


     In the event we elect to register any of our shares of common stock for purposes of effecting any public offering, the holders of the registrable securities described above are entitled to include their shares of common stock in the registration. We may reduce the number of shares requesting registration in view of adverse market conditions. We have obtained waivers of these registration rights with respect to this offering. All registration rights will terminate five years following consummation of this offering.


WARRANTS


     As of January 10, 2000 there were outstanding warrants to purchase 117,000 shares of common stock at an exercise price of $2.58 per share. In addition, there were warrants to purchase 20,000 shares of series B preferred stock at an exercise price of $4.65 per share. Upon the completion of this offering, if the warrant for the series B preferred has not yet been exercised, it will become exercisable for 36,000 shares of common stock at an exercise price of $2.58 per share.


ANTI-TAKEOVER EFFECTS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

  Anti-takeover provisions

     As noted above, our board of directors, without stockholder approval, has the authority under our amended and restated certificate of incorporation to issue preferred stock with rights superior to the rights of holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of Witness Systems or make removal of management more difficult.

     Under Delaware law, all stockholder actions must be effected at a properly called annual or special meeting or by written consent. Our bylaws provide that, except as otherwise required by law, special meetings of our stockholders can only be called by the board of directors, the chairman of the board or the chief executive officer, and stockholder action may not be effected by written consent. Our amended and restated certificate of incorporation also provides that the board is divided into three classes, with each director assigned to a class with a term of three years. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board.

     These provisions of our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions which may involve an actual or threatened change of control. Such provisions are designed to reduce vulnerability to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions may also have the effect of preventing changes in our management.

   Effect of Delaware Antitakeover Statute

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prevents publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for three years following the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of the statute, a "business combination" includes a merger, consolidation or sale of more than 10% of assets involving our company, and an "interested stockholder" is any entity or person beneficially owning 15% or more of the outstanding voting stock of our company and any entity or person affiliated with or controlling or controlled by such entity or person.

LISTING

     The shares of common stock have been proposed to be listed for quotation on the Nasdaq Stock Market under the symbol WITS.

TRANSFER AGENT AND REGISTRATION

     The transfer agent for our common stock is SunTrust Bank, Atlanta, Georgia.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market after the offering could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us.


     After this offering, 21,078,347 shares of our common stock will be outstanding, assuming that the underwriters do not exercise the over-allotment option. Of these shares, all of the 3,800,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 17,279,647 shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which rules are summarized below.



     The following table indicates approximately when the 17,279,647 shares of our common stock that are not being sold in this offering but which will be outstanding when this offering is complete will be eligible for sale in the public market:


                        ELIGIBILITY OF RESTRICTED SHARES
                         FOR SALE IN THE PUBLIC MARKET


At effective date...........................................      292,744
180 days after the effective date...........................   16,099,945
Thereafter upon expiration of one year holding periods......      886,958


     Most of the restricted shares that will become available for sale in the public market starting 180 days after the effective date will be subject to volume and other resale restrictions under Rule 144 because the holders are our affiliates.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including any affiliate of ours, is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:


     - 1% of the number of shares of common stock then outstanding, which will equal approximately 210,797 shares immediately after this offering; or


     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(K)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days before a sale, and who has beneficially owned the restricted shares for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

     In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us under a stock option plan or other written agreement can resell those shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

LOCK-UP AGREEMENTS


     Our directors, officers and some of our stockholders holding 16,673,093 shares of our common stock after this offering are subject to lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus, subject to some exceptions. Transfers or dispositions can be made sooner with the prior written consent of Hambrecht & Quist LLC or its successors.



REGISTRATION RIGHTS AND STOCK PLANS



     Some of our existing stockholders have the right to require us to register under the Securities Act up to 15,448,251 shares of their common stock at any time. All of these shares are subject to the lock-up agreements described above. Once we register these shares, they can be freely sold in the public market, subject to these lock-up agreements.



     Immediately after this offering, we intend to file registration statements under the Securities Act covering approximately 5,531,617 shares of our common stock issuable upon the exercise of stock options or reserved for issuance under our amended and restated stock incentive plan and our employee stock purchase plan. These registration statements are expected to be filed and become effective as soon as practicable after the completion of this offering. Each year as the number of shares reserved for issuance under these plans increases, we will file amendments to the registration statements covering the additional shares. As of January 10, 2000, options to purchase 2,883,106 shares of common stock were issued and outstanding. When the lock-up agreements described above expire, there will be vested options outstanding that will be exercisable to acquire 844,424 shares of common stock, based on options outstanding as of January 10, 2000. As a result, shares registered under those registration statements will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180 day lock-up agreements expire.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement
dated                     , the underwriters named below, through their
representatives, Hambrecht & Quist LLC, U.S. Bancorp Piper Jaffray Inc. and SoundView Technology Group, Inc., have severally agreed to purchase from us the respective numbers of shares of common stock set forth opposite their names below:


UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
Hambrecht & Quist LLC.......................................
U.S. Bancorp Piper Jaffray Inc..............................
SoundView Technology Group, Inc.............................
                                                                 ---------
          Total.............................................     3,800,000
                                                                 =========



     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us and the selling stockholder, our counsel, counsel to the selling stockholder and the independent auditors. The underwriters are obligated to purchase all shares of common stock offered by us (other than those shares covered by the over-allotment option described below) if they purchase any shares.



     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholder. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.



                                                                            PAID BY SELLING
                                          PAID BY WITNESS SYSTEMS             STOCKHOLDER
                                        ---------------------------   ---------------------------
                                        NO EXERCISE   FULL EXERCISE   NO EXERCISE   FULL EXERCISE
                                        -----------   -------------   -----------   -------------
Per Share.............................
Total.................................


     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $950,000.

     The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in
excess of $     per share. The underwriters may allow and the dealers may
reallow a concession not in excess of $          per share to certain other
dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The representatives have informed us that the underwriters do not intend to confirm discretionary sales of more than 5% of the shares of common stock offered in this offering.


     We and the selling stockholder have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 570,000 additional shares of common stock at the initial public offering price, less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered hereby. We and the selling stockholder will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with the sale of shares of common stock offered hereby.


     The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make in respect of these liabilities.



     Substantially all of our stockholders, including the selling stockholder, executive officers and directors who will own in the aggregate 16,673,093 shares of common stock after the offering, have agreed not to, without the prior written consent of Hambrecht & Quist LLC, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus, subject to some exceptions. We have agreed that we will not, without the prior written consent of Hambrecht & Quist LLC, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days following the date of this prospectus, except that we may issue shares upon the exercise of options granted prior to the date hereof and may grant additional options under our stock option plans. Without the prior written consent of Hambrecht & Quist LLC, any of these additional options shall not be exercisable during the 180 day period.



     At our request, the underwriters have reserved up to 226,000 shares of common stock offered hereby for sale at the initial public offering price to our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced by the number of reserved shares such persons purchase. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Persons who purchase reserved shares will be required to agree that they will not, without the prior written consent of Hambrecht & Quist LLC, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus.



     Prior to this offering, there has been no public market for the common stock. The initial public offering price for the common stock will be determined by negotiation among us, the selling stockholder and the representatives of the underwriters. Among the factors considered in determining the initial public offering price will be prevailing market and economic conditions, our revenues and operating results, market valuations of other companies engaged in activities similar to ours, estimates of our business potential and our prospects, the present state of our business operations, our management and other factors deemed relevant.


     We have applied for quotation of the common stock on the Nasdaq National Market under the symbol WITS.

     In our August 1999 private placement of series C convertible preferred stock, Hambrecht & Quist California purchased 25,797 shares for $162,521.10, Hambrecht & Quist Employee Venture Fund, L.P. II purchased 25,797 shares for $162,521.10, Access Technology Partners Brokers Fund, L.P. purchased 7,739 shares for $48,755.70, 43,854 shares were purchased by H&Q Witness Systems Investors, L.P. for $276,280.20 and 412,749 shares were purchased by Access Technology Partners, L.P. for $2,600,318.70. Hambrecht & Quist California is the parent company of Hambrecht & Quist LLC. The limited partnership interests of Hambrecht & Quist Employee Venture Fund, L.P. II and Access Technology Brokers Fund, L.P. are held by employees of Hambrecht & Quist California or Hambrecht & Quist LLC, and the general partner of both of these funds is H&Q Venture Management LLC, a subsidiary of Hambrecht & Quist California. Employees of Hambrecht & Quist LLC and Hambrecht & Quist California also own a 98.1% limited partnership interest in H&Q Witness Systems Investors, L.P. and a subsidiary of Hambrecht & Quist California is its administrative general partner. The investment limited partner of H&Q Witness Systems Investors,

L.P. is a limited liability company in which a group of Hambrecht & Quist LLC employees are members. Access Technology Partners, L.P. is a fund of outside investors that is managed by Access Technology Management, LLC, a subsidiary of Hambrecht & Quist California. The managing member of Access Technology Management, LLC is H&Q Venture Management, LLC. The managers of H&Q Venture Management, LLC are Daniel H. Case, III, Charles Walker and Stephen N. Machtinger. The purchases described above were made on the same terms as those made by other investors in the private placement, including the purchase price of $6.30 per share. Immediately before the consummation of this offering, each share of series C preferred stock will automatically convert into 1.8 shares of common stock.



     Persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. This stabilizing, if commenced, may be discontinued at any time.


     There are restrictions on the offer and sale of the common stock in the United Kingdom. All applicable provisions of the Financial Services Act 1986 and the Public Offers of Securities Regulations 1995 with respect to anything done by any person in relation to the common stock in, from or otherwise involving the United Kingdom must be complied with.

     Each underwriter has also agreed that it has:

     - not offered or sold and prior to the date six months after the date of issue of the shares of common stock will not offer or sell any shares of common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

     - complied, and will comply with, all applicable provisions of the Financial Services Act 1986 of Great Britain with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom; and

     - only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of the shares of common stock to a person who is of a kind described in
       Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Morris, Manning & Martin, L.L.P., Atlanta, Georgia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

     The financial statements of Witness Systems included in this prospectus to the extent and for the periods indicated in their reports have been audited by KPMG LLP, independent public accountants and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus is only a part of the registration statement and does not contain all of the information included in the registration statement. Further information with respect to Witness Systems and the common stock offered hereby can be found in the registration statement and the exhibits and schedules thereto. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. The registration statement and the exhibits and schedules thereto may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N. W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Room 1400, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N. W., Washington, D.C. 20549, Room 1024, at prescribed rates. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, we are required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Information concerning Witness Systems is also available for inspection at the offices of the Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     We intend to furnish to our stockholders annual reports containing consolidated financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information.

                             WITNESS SYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
  Independent Auditors' Report..............................   F-2
  Consolidated Balance Sheets as of December 31, 1997, 1998
     and September 30, 1998 (unaudited) and 1999............   F-3
  Consolidated Statements of Operations for the Years Ended
     December 31, 1996, 1997 and 1998 and for the Nine
     Months Ended September 30, 1998 (unaudited) and 1999...   F-4
  Consolidated Statements of Stockholders' Deficit for the
     Years Ended December 31, 1996, 1997 and 1998 and for
     the Nine Months Ended September 30, 1998 (unaudited)
     and 1999...............................................   F-5
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1996, 1997 and 1998 and for the Nine
     Months Ended September 30, 1998 (unaudited) and 1999...   F-6
  Notes to Consolidated Financial Statements................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Witness Systems, Inc.:

     We have audited the accompanying consolidated balance sheets of Witness Systems, Inc. and subsidiary as of December 31, 1997 and 1998 and September 30, 1999, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the years in the three-year period ended December 31, 1998 and for the nine-month period ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Witness Systems, Inc. and subsidiary at December 31, 1997 and 1998 and September 30, 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 and for the nine-month period ended September 30, 1999 in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Atlanta, Georgia
November 18, 1999, except for
  Note 12, as to which the
  date is December 27, 1999

                      WITNESS SYSTEMS, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                                     PRO FORMA
                                                                                                    CONVERTIBLE
                                                                                                     PREFERRED
                                                                                                     STOCK AND
                                                                                                   STOCKHOLDERS'
                                                                                                    DEFICIT AT
                                                                 DECEMBER 31,                      SEPTEMBER 30,
                                                              ------------------   SEPTEMBER 30,       1999
                                                               1997       1998         1999         (NOTE 1(D))
                                                              -------   --------   -------------   -------------
                                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 2,092   $    912     $     52
  Accounts receivable, net of allowance for doubtful
    accounts of $100 in 1997, $300 in 1998 and $438 in
    1999....................................................      276      2,464        6,268
  Inventory.................................................      587         --           --
  Prepaid and other current assets..........................       13         58          700
                                                              -------   --------     --------
    Total current assets....................................    2,968      3,434        7,020
Property and equipment, net.................................      954      1,535        1,738
Other assets................................................       44         57          161
                                                              -------   --------     --------
                                                              $ 3,966   $  5,026     $  8,919
                                                              =======   ========     ========
LIABILITIES, CONVERTIBLE PREFERRED
  STOCK, AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Current portion of long-term debt.........................  $ 1,890   $    491     $    902
  Accounts payable..........................................      461        697          620
  Accrued expenses..........................................      632      1,939        4,557
  Deferred revenue..........................................    2,491      3,463        2,814
                                                              -------   --------     --------
    Total current liabilities...............................    5,474      6,590        8,893
Long-term debt, net of current portion......................       --      1,102        2,210
                                                              -------   --------     --------
    Total liabilities.......................................    5,474      7,692       11,103
                                                              -------   --------     --------
Convertible preferred stock, $.01 par value; redeemable;
  authorized 6,731,954 shares; stated at redemption value,
  net of unaccreted discount:
  Series A, 4,000,000 shares designated, 3,184,000 shares
    issued and outstanding; estimated redemption amount of
    $25,472 at September 30, 1999...........................    6,733      7,233        8,319              --
  Series B, 1,181,954 and 1,231,954 shares designated at
    December 31, 1998 and September 30, 1999, respectively;
    1,181,954 shares issued and outstanding at December 31,
    1998 and September 30, 1999; redemption amount of
    $5,496..................................................       --      5,477        5,479              --
  Series C, 1,500,000 shares designated, 1,325,028 shares
    issued and outstanding at September 30, 1999; estimated
    redemption amount of $10,600 at September 30, 1999......       --         --        8,315              --
                                                              -------   --------     --------        --------
    Total convertible preferred stock.......................    6,733     12,710       22,113              --
                                                              -------   --------     --------        --------
Commitments and contingencies
Stockholders' deficit:
  Preferred stock, $0.01 par value; no shares authorized,
    issued or outstanding, actual; 10,000,000 shares
    authorized pro forma, no shares issued or outstanding,
    pro forma...............................................       --         --           --              --
  Common stock, $.01 par value; authorized 50,000,000
    shares, 8,078,384, 8,206,240, and 10,302,163 shares
    issued at December 31, 1997 and 1998 and September 30,
    1999, respectively; 8,078,384, 6,946,240, and 6,862,379
    shares outstanding at December 31, 1997 and 1998 and
    September 30, 1999, respectively; 20,691,106 shares
    issued and 17,251,322 shares outstanding pro forma
    (unaudited).............................................       81         82          103             207
  Additional paid-in capital................................      604        137        5,062          27,071
  Accumulated deficit.......................................   (8,818)   (13,587)     (19,947)        (19,947)
  Notes receivable for stock................................     (108)      (108)      (2,594)         (2,594)
  Treasury stock, 1,260,000 and 3,439,784 common shares at
    December 31, 1998 and September 30, 1999, respectively,
    at cost.................................................       --     (1,900)      (6,921)         (6,921)
                                                              -------   --------     --------        --------
    Total stockholders' deficit.............................   (8,241)   (15,376)     (24,297)         (2,184)
                                                              -------   --------     --------        --------
                                                              $ 3,966   $  5,026     $  8,919
                                                              =======   ========     ========


          See accompanying notes to consolidated financial statements.

                      WITNESS SYSTEMS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                    YEAR ENDED              NINE MONTHS ENDED
                                                   DECEMBER 31,               SEPTEMBER 30,
                                            ---------------------------   ---------------------
                                             1996      1997      1998        1998        1999
                                            -------   -------   -------   -----------   -------
                                                                          (UNAUDITED)
Revenues:
  License.................................  $   764   $ 3,775   $ 8,682     $ 5,726     $11,011
  Services................................      425     1,138     2,444       1,657       4,079
  Hardware................................      632     1,271     2,171       1,750          46
                                            -------   -------   -------     -------     -------
     Total revenues.......................    1,821     6,184    13,297       9,133      15,136
                                            -------   -------   -------     -------     -------
Cost of revenues:
  License.................................       30       164       310         218         258
  Services................................      622     1,204     2,526       1,863       2,596
  Hardware................................      920     1,574     2,482       1,995          46
                                            -------   -------   -------     -------     -------
     Total cost of revenues...............    1,572     2,942     5,318       4,076       2,900
                                            -------   -------   -------     -------     -------
     Gross profit.........................      249     3,242     7,979       5,057      12,236
Operating expenses:
  Sales and marketing.....................      291     2,016     6,147       4,236       7,409
  Research and development................    1,095     1,817     3,529       2,385       4,140
  General and administrative..............    1,058     1,684     2,141       1,458       2,556
  Charge for termination of distribution
     agreement............................       --        --       900         900          --
  Acquired in-process research and
     development..........................       --        --        --          --       3,506
  Other personnel costs...................       --        --        --          --         665
                                            -------   -------   -------     -------     -------
     Operating loss.......................   (2,195)   (2,275)   (4,738)     (3,922)     (6,040)
Interest income...........................        4        82        56          42          31
Interest expense..........................       --       (20)      (87)        (68)       (351)
                                            -------   -------   -------     -------     -------
     Loss before provision for income
       taxes..............................   (2,191)   (2,213)   (4,769)     (3,948)     (6,360)
Provision for income taxes................       --        --        --          --          --
                                            -------   -------   -------     -------     -------
     Net loss.............................   (2,191)   (2,213)   (4,769)     (3,948)     (6,360)
Preferred stock dividends and accretion...       --       (84)     (502)        (77)     (1,090)
                                            -------   -------   -------     -------     -------
     Net loss applicable to common
       stockholders.......................  $(2,191)  $(2,297)  $(5,271)    $(4,025)    $(7,450)
                                            =======   =======   =======     =======     =======
Net loss per share:
  Basic and diluted.......................  $ (0.21)  $ (0.32)  $ (0.76)    $ (0.56)    $ (1.15)
                                            =======   =======   =======     =======     =======
  Basic and diluted weighted-average
     common shares outstanding............   10,307     7,238     6,964       7,245       6,469
                                            =======   =======   =======     =======     =======
Unaudited pro forma net loss per share
  (note 1(l)):
  Basic and diluted.......................                      $ (0.36)                $ (0.42)
                                                                =======                 =======
  Basic and diluted weighted-average
     common shares outstanding............                       13,399                  15,276
                                                                =======                 =======


          See accompanying notes to consolidated financial statements.

                      WITNESS SYSTEMS, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                                 (IN THOUSANDS)


                                  COMMON STOCK
                                 ---------------                                             TREASURY STOCK
                                 NUMBER                                                    ------------------
                                   OF              ADDITIONAL                   NOTES      NUMBER
                                 SHARES             PAID-IN     ACCUMULATED   RECEIVABLE     OF      AMOUNT
                                 ISSUED   AMOUNT    CAPITAL       DEFICIT     FOR STOCK    SHARES   (AT COST)    TOTAL
                                 ------   ------   ----------   -----------   ----------   ------   ---------   --------
Balances at December 31,
  1995.........................  10,307    $103     $   583      $   (755)     $    --         --    $    --    $    (69)
Net loss.......................      --      --          --        (2,191)          --         --         --      (2,191)
                                 ------    ----     -------      --------      -------     ------    -------    --------
Balances at December 31,
  1996.........................  10,307     103         583        (2,946)          --         --         --      (2,260)
Purchase and retirement of
  treasury stock...............  (3,215)    (32)         --        (3,659)          --         --         --      (3,691)
Accretion on Series A
  convertible preferred
  stock........................      --      --         (30)           --           --         --         --         (30)
Dividends accrued on Series A
  convertible preferred
  stock........................      --      --         (54)           --           --         --         --         (54)
Exercise of stock options......      55       1           6            --           --         --         --           7
Sale of restricted common stock
  for notes....................     931       9          99            --         (108)        --         --          --
Net loss.......................      --      --          --        (2,213)          --         --         --      (2,213)
                                 ------    ----     -------      --------      -------     ------    -------    --------
Balances at December 31,
  1997.........................   8,078      81         604        (8,818)        (108)        --         --      (8,241)
Common stock granted for
  services.....................      40      --          25            --           --         --         --          25
Purchase of treasury stock.....      --      --          --            --           --      1,260     (1,900)     (1,900)
Accretion on Series A and
  Series B convertible
  preferred stock..............      --      --        (434)           --           --         --         --        (434)
Dividends accrued on Series A
  convertible preferred
  stock........................      --      --         (68)           --           --         --         --         (68)
Exercise of stock options......      88       1          10            --           --         --         --          11
Net loss.......................      --      --          --        (4,769)          --         --         --      (4,769)
                                 ------    ----     -------      --------      -------     ------    -------    --------
Balances at December 31,
  1998.........................   8,206      82         137       (13,587)        (108)     1,260     (1,900)    (15,376)
Accretion on Series A, Series
  B, and Series C convertible
  preferred stock..............      --      --      (1,039)           --           --         --         --      (1,039)
Dividends accrued on Series A
  convertible preferred
  stock........................      --      --         (51)           --           --         --         --         (51)
Exercise of stock options......     375       4         420            --         (333)        --         --          91
Fair value of common stock
  warrants issued..............      --      --         275            --           --         --         --         275
Repurchase of common stock.....      --      --          --            --           --      1,800     (5,350)     (5,350)
Issuance of common stock for
  notes........................     880       9       1,847            --       (2,261)      (270)       405          --
Fair value of shares issued for
  acquired in-process research
  and development..............     841       8       3,473            --           --         --         --       3,481
Forgiveness of note receivable
  for stock....................      --      --          --            --          108        650        (76)         32
Net loss.......................      --      --          --        (6,360)          --         --         --      (6,360)
                                 ------    ----     -------      --------      -------     ------    -------    --------
Balances at September 30,
  1999.........................  10,302     103       5,062       (19,947)      (2,594)     3,440     (6,921)    (24,297)
Pro forma unaudited:
  Conversion of Series A, B,
    and C preferred stock,
    including dividends on
    Series A preferred stock...  10,389     104      22,009            --           --         --         --      22,113
                                 ------    ----     -------      --------      -------     ------    -------    --------
  Pro forma balances at
    September 30, 1999
    (unaudited)................  20,691    $207     $27,071      $(19,947)     $(2,594)     3,440    $(6,921)   $ (2,184)
                                 ======    ====     =======      ========      =======     ======    =======    ========


          See accompanying notes to consolidated financial statements.

                      WITNESS SYSTEMS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                 YEAR ENDED              NINE MONTHS ENDED
                                                                DECEMBER 31,               SEPTEMBER 30,
                                                         ---------------------------   ---------------------
                                                          1996      1997      1998        1998        1999
                                                         -------   -------   -------   -----------   -------
                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net loss.............................................  $(2,191)  $(2,213)  $(4,769)    $(3,948)    $(6,360)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
    Depreciation and amortization of property and
      equipment........................................       75       258       743         500         934
    Stock issued for in-process research and
      development......................................       --        --        --          --       3,481
    Other non-cash expenses............................       --        --       225          25         281
    Changes in operating assets and liabilities:
      Accounts receivable..............................     (528)      528    (2,388)     (1,211)     (3,942)
      Prepaid expenses and other assets................       37       (53)      (58)        (67)       (746)
      Inventory........................................     (210)     (295)      587         473          --
      Accounts payable.................................      126       288       236         359         (77)
      Accrued expenses.................................      504      (112)    1,307       1,153       2,618
      Deferred revenue.................................    2,353      (160)      972       1,043        (649)
                                                         -------   -------   -------     -------     -------
         Net cash flows provided by (used in) operating
           activities..................................      166    (1,759)   (3,145)     (1,673)     (4,460)
                                                         -------   -------   -------     -------     -------
Cash flows from investing activities -- purchase of
  property and equipment...............................     (181)   (1,073)   (1,324)       (937)     (1,137)
                                                         -------   -------   -------     -------     -------
Cash flows from financing activities:
  Net borrowings on (repayments of) working capital
    line of credit.....................................       --     1,000    (1,000)     (1,000)        402
  Proceeds from long-term debt.........................       --       890     1,000          --       3,000
  Repayments on long-term debt.........................       --        --      (297)       (223)     (1,718)
  Purchase of treasury shares..........................       --    (3,691)   (1,900)     (1,900)     (5,350)
  Proceeds from exercise of stock options..............       --         7        11          --          91
  Proceeds from sale of Series A convertible preferred
    stock, net.........................................       --     6,649        --          --          --
  Proceeds from sale of Series B convertible preferred
    stock, net.........................................       --        --     5,475       5,475          --
  Proceeds from sale of Series C convertible preferred
    stock, net.........................................       --        --        --          --       8,312
                                                         -------   -------   -------     -------     -------
         Net cash flows provided by financing
           activities..................................       --     4,855     3,289       2,352       4,737
                                                         -------   -------   -------     -------     -------
         Net (decrease) increase in cash and cash
           equivalents.................................      (15)    2,023    (1,180)       (258)       (860)
Cash and cash equivalents at beginning of period.......       84        69     2,092       2,092         912
                                                         -------   -------   -------     -------     -------
Cash and cash equivalents at end of period.............  $    69   $ 2,092   $   912     $ 1,834     $    52
                                                         =======   =======   =======     =======     =======
Supplemental disclosure of cash paid for interest......  $    --   $    20   $    87     $    65     $   209
                                                         =======   =======   =======     =======     =======


          See accompanying notes to consolidated financial statements.

                      WITNESS SYSTEMS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1996, 1997 AND 1998 AND SEPTEMBER 30, 1999

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

(A) DESCRIPTION OF BUSINESS

     Witness Systems, Inc. develops, markets and licenses recording and analysis software designed to enable customer contact centers to record and evaluate customer interactions through one or more media, such as telephony and Web chat. It is headquartered in Alpharetta, Georgia with other offices in the United States and the United Kingdom.

     The Company was originally incorporated as a Georgia corporation ("Witness Georgia") on May 26, 1988. Witness Systems Delaware, Inc., a Delaware corporation ("Witness Delaware"), was incorporated on March 13, 1997 to effect a merger with Witness Georgia. Effective March 14, 1997, the Board of Directors approved an Agreement and Plan of Merger to merge Witness Georgia with Witness Delaware. The surviving entity, Witness Systems Delaware, Inc. filed for a corporate name change to Witness Systems, Inc. on March 18, 1997. These financial statements reflect the financial position and results of operations for both entities (the "Company") for all periods presented.

(B) PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary, Witness Systems UK Limited. All significant intercompany balances and transactions have been eliminated in consolidation.

(C) UNAUDITED INTERIM INFORMATION

     The accompanying interim financial statements for the nine months ended September 30, 1998 have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, such financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position, results of operations and cash flows.

(D) UNAUDITED PRO FORMA CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

     The Board of Directors has authorized the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of common stock in an initial public offering. If the offering is consummated as presently anticipated, each share of the Series A, Series B, and Series C convertible preferred stock will automatically convert into 1.8 shares of common stock. In addition, the Series A stockholders would be entitled to payment of accrued dividends either in cash or in additional shares of Series A convertible preferred stock. The Company has received a notification from the Series A stockholders that they will elect to receive payment of all accrued dividends with additional shares if the offering is consummated as presently anticipated. The unaudited pro forma convertible preferred stock and stockholders' deficit reflects the automatic conversion of Series A, Series B and Series C convertible preferred stock, including the payment of $173,000 in accrued dividends on the Series A convertible preferred stock with 80,653 additional preferred shares, into common stock as if such conversions had occurred as of September 30, 1999.

(E) REVENUE RECOGNITION AND DEFERRED REVENUE

     The Company recognizes revenue in accordance with Statement of Position ("SOP") 97-2, Software Revenue Recognition, and SOP 98-4, Deferral of the Effective Date of a Provision of SOP 97-2. Revenue is derived from the sale of software licenses, hardware, and software services and is

                      WITNESS SYSTEMS, INC. AND SUBSIDIARY

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES -- (CONTINUED) allocated to each element of the arrangement based on the relative fair values of the elements, which is established by the price charged when the respective element is sold separately.


     Revenue from license fees and hardware is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Because contracts often contained substantive acceptance criteria, the Company deferred revenue recognition until written acceptance was obtained or full payment was received for periods prior to 1998.


     Software services include installation, training, and maintenance. Revenues from installation and training are recognized upon performance of the related services. Installation and training services are offered and billed as separate elements of contracts and are not essential to the functionality of the software.

     Maintenance is offered as a separate element and includes the right to unspecified upgrades on a when-and-if available basis. Maintenance revenue is deferred and recognized ratably over the term of the related contract, usually one year. Specified upgrades are not typically offered to customers.

     In December 1998, the Accounting Standards Committee of the American Institute of Certified Public Accountants issued SOP 98-9, Software Revenue Recognition with Respect to Certain Transactions. SOP 98-9 is effective for fiscal years beginning after March 15, 1999 and the Company does not expect a material change to its accounting for revenues as a result of adopting the provisions of SOP 98-9.

     Accounts receivable include amounts due from customers for which revenue has been recognized. Deferred revenue consists of amounts collected from customers for license and software services that have not met the criteria for revenue recognition.

(F) CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(G) INVENTORY

     Inventory consists mainly of computer hardware purchased for customers and is stated at the lower of cost or market. Cost is determined using the specific identification method. As of December 31, 1998, the Company no longer maintains inventory for resale.

(H) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization on property and equipment is calculated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. The estimated useful lives of the assets are as follows:

Equipment and purchased software............................  2 years
Furniture and fixtures......................................  5 years
Leasehold improvements......................................  3 years

                      WITNESS SYSTEMS, INC. AND SUBSIDIARY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES -- (CONTINUED)
(I) RESEARCH AND DEVELOPMENT AND SOFTWARE DEVELOPMENT COSTS

     Research and development costs are expensed as incurred. Costs incurred subsequent to establishing technological feasibility, in the form of a working model, are capitalized and amortized over their estimated useful lives. To date, software development costs incurred after technological feasibility has been established have not been material.

(J) INCOME TAXES

     The Company was taxed as an S Corporation pursuant to the Internal Revenue Code during 1996. As such, the Company did not record any provisions for federal or state income taxes since all earnings were passed through to, and the related income tax liabilities were the responsibility of, the stockholders of the Company.

     On January 1, 1997, the Company terminated its election to operate as an S Corporation and became taxable as a C Corporation. Since the Company reported operating losses with no recognizable benefit in 1996, the pro forma provision for income taxes that would have been provided had the Company operated as a C Corporation during 1996 would also be $0.

     From January 1, 1997 forward, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(K) STOCK COMPENSATION

     The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25"), Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense is recorded on the date of grant only if the current estimated fair value of the underlying stock exceeds the exercise price. The Company has also provided pro forma disclosures as if the fair value-based method of accounting prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock Based Compensation, had been used to account for its fixed plan stock options (note 6(a)).

(L) COMPUTATION OF HISTORICAL AND UNAUDITED PRO FORMA NET LOSS PER SHARE

     The Company has presented historical net loss per share pursuant to SFAS No. 128, Earnings Per Share, and the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 98. Pursuant to SFAS No. 128, unvested stock is excluded from basic earnings per share and included in diluted earnings per share if dilutive. Pursuant to SAB No. 98, common stock and convertible preferred stock issued for nominal consideration, prior to the effective date of the initial public offering, are required to be included in the calculation of basic and diluted net loss per share, as if they were outstanding for all periods presented. The Company has not had any such issuances or grants for nominal consideration.

                      WITNESS SYSTEMS, INC. AND SUBSIDIARY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES -- (CONTINUED)
     The unaudited pro forma net loss per share for the year ended December 31, 1998 and the nine months ended September 30, 1999 is calculated using the historical weighted-average common shares outstanding and reflecting: (1) the subsequent conversion of Series A, Series B and Series C convertible preferred stock, assuming conversion of accrued dividends on the Series A convertible preferred stock, into shares of the Company's common stock, as if such conversions had occurred on January 1, 1998, or at the date of issuance, if later; and (2) the vesting of certain restricted common shares held by an officer of the Company which become fully vested upon the occurrence of an initial public offering of the Company, as if such vesting became effective on the date such shares were issued. The calculation excludes preferred stock dividends and accretion of $502,000 and $1,090,000 for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively.

     Following is a reconciliation of the numerator and denominator used in the calculation of historical and pro forma basic and diluted net loss per share (in thousands, except per share data):


                                                                                       NINE MONTHS
                                                          YEAR ENDED DECEMBER 31,         ENDED
                                                        ---------------------------   SEPTEMBER 30,
                                                         1996      1997      1998         1999
                                                        -------   -------   -------   -------------
Historical:
  Net loss............................................  $(2,191)  $(2,213)  $(4,769)     $(6,360)
  Preferred stock dividends and accretion.............       --       (84)     (502)      (1,090)
                                                        -------   -------   -------      -------
          Net loss applicable to common
            stockholders..............................  $(2,191)  $(2,297)  $(5,271)     $(7,450)
                                                        =======   =======   =======      =======
  Basic and diluted common shares outstanding.........   10,307     7,238     6,964        6,469
                                                        =======   =======   =======      =======
  Basic and diluted net loss per share................  $ (0.21)  $ (0.32)  $ (0.76)     $ (1.15)
                                                        =======   =======   =======      =======


     The Company has excluded all convertible preferred stock, warrants for common and preferred shares, non-vested restricted common shares, and outstanding stock options from the calculation of historical diluted net loss per common share because all such securities are anti-dilutive for all periods presented. The total number of shares excluded from the calculations of diluted net loss per share were 0, 7,575,386, 10,304,502, and 13,586,061 for the years ended December 31, 1996, 1997 and 1998, and for the nine months ended September 30, 1999, respectively. See notes 5 and 6 for further information on these securities.

                      WITNESS SYSTEMS, INC. AND SUBSIDIARY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES -- (CONTINUED)


                                                                YEAR ENDED       NINE MONTHS ENDED
                                                             DECEMBER 31, 1998   SEPTEMBER 30, 1999
                                                             -----------------   ------------------
Unaudited pro forma:
  Historical basic and diluted common shares outstanding...         6,964               6,469
  Adjustment to reflect the anticipated initial public
     offering:
       Conversion of Series A preferred stock..............         5,776               5,776
       Conversion of Series B preferred stock..............           533               2,128
       Conversion of Series C preferred stock..............            --                 518
       Vesting of restricted common shares.................           126                 385
                                                                  -------             -------
  Pro forma basic and diluted common shares outstanding....        13,399              15,276
                                                                  =======             =======
          Unaudited pro forma basic and diluted net loss
            per share......................................       $ (0.36)            $ (0.42)
                                                                  =======             =======


(M) SEGMENT REPORTING

     Effective January 1, 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company operates and manages its business in one segment, that being a software and services provider to the customer interaction recording and analysis market.

(N) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of the Company's long-term debt is estimated by discounting the future cash flows of each instrument at rates estimated to be currently available to the Company for similar instruments. The carrying value of the Company's remaining financial instruments approximate fair value due to the short-term nature of such instruments.

(O) REFERENCE TO PERIODS PRESENTED

     References within the notes to consolidated financial statements to 1996, 1997, 1998, and 1999 relate to the years ended December 31, 1996, 1997, and 1998 and to the nine months ended September 30, 1999, respectively.

(P) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Q) RECLASSIFICATIONS

     Certain amounts in the accompanying 1996, 1997 and 1998 financial statements have been reclassified to conform to the presentation adopted in the 1999 financial statements.

                      WITNESS SYSTEMS, INC. AND SUBSIDIARY

2.  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                               DECEMBER 31,
                                                              ---------------   SEPTEMBER 30,
                                                               1997     1998        1999
                                                              ------   ------   -------------
Purchased software..........................................  $  120   $  453      $  755
Equipment...................................................     824    1,642       2,345
Furniture and fixtures......................................     310      451         577
Leasehold improvements......................................      --       32          38
                                                              ------   ------      ------
                                                               1,254    2,578       3,715
Less accumulated depreciation...............................     300    1,043       1,977
                                                              ------   ------      ------
                                                              $  954   $1,535      $1,738
                                                              ======   ======      ======

3.  FINANCING ARRANGEMENTS

     Long-term debt consists of the following (in thousands):

                                                                DECEMBER 31,
                                                              ----------------   SEPTEMBER 30,
                                                               1997      1998        1999
                                                              ------    ------   -------------
Term loan, interest payable in monthly installments at prime plus 2% (10.25% at September 30, 1999), principal payable at earlier of December 31, 2000 or upon an initial public
  offering of the Company's equity securities, net of
  unamortized discount of $165,500 at September 30, 1999....  $   --    $   --      $1,835
Equipment loan, payable in monthly principal installments of
  $41,667, plus interest at prime plus 2% (10.25% at
  September 30, 1999) through maturity, June 30, 2001.......      --        --         875
Revolving loan, interest payable in monthly installments at
  prime plus 2% (10.25% at September 30, 1999), principal
  payable on December 31, 2000..............................      --        --         402
Working capital line of credit, interest payable monthly at
  the prime rate............................................   1,000        --          --
Term note payable in 36 monthly installments of $24,719 plus interest at prime plus 1 1/4% (9% at December 31, 1998),
  through January 31, 2001..................................     890       593          --
Outstanding advances convertible to term note payable in 36
  monthly installments of $27,798 plus interest at prime
  plus 1 1/4% (9% at December 31, 1998), commencing June 30,
  1999, through May 31, 2002................................      --     1,000          --
                                                              ------    ------      ------
  Total long-term debt......................................   1,890     1,593       3,112
Less current portion (the 1997 balance was classified as
  current due to previous covenant violations)..............   1,890       491         902
                                                              ------    ------      ------
  Long-term debt, excluding current portion.................  $   --    $1,102      $2,210
                                                              ======    ======      ======

     During 1997, the Company entered into a loan and security agreement (the "Agreement") with a commercial bank that made borrowings available to the Company under working capital and

                      WITNESS SYSTEMS, INC. AND SUBSIDIARY

3.  FINANCING ARRANGEMENTS -- (CONTINUED)
equipment lines of credit. The working capital line of credit permitted the Company to borrow the lesser of $1.0 million or 70% of eligible accounts receivable, as defined in the Agreement, through July 1, 1998. The equipment line of credit permitted the Company to obtain advances of up to $1.0 million for all property and equipment purchases during the period from May 1, 1997 through December 31, 1997. The aggregate amount of advances outstanding under the equipment line was $0.9 million as of December 31, 1997, which was converted to a term note as of such date.

     In December 1998, the Agreement was amended (the "Amended Agreement") and permitted the Company to borrow the lesser of $2.5 million or a variable percentage of eligible accounts receivable through December 10, 1999 under the working capital line of credit and provided the Company a $1.0 million committed equipment line of credit for the period from December 11, 1998 through June 10, 1999. In connection with the Amended Agreement, the Company issued the commercial bank a warrant to purchase 18,000 shares of the Company's common stock for $2.58 per share (the "Bank Warrant") (see note 5(e)). The fair value of the warrant was nominal in December 1998. There was no balance outstanding under the working capital line of credit as of December 31, 1998.

     In April 1999, the Company entered into an additional finance loan (the "Finance Loan") with the commercial bank which replaced the working capital line of credit and permitted the Company to borrow the lesser of $4.0 million or 75% of net eligible accounts receivable through the earlier of August 7, 1999 or the closing of a financing transaction in which the Company received at least $4.0 million. Borrowings under the Finance Loan accrued interest at the prime rate plus 2.5%. In connection with the Finance Loan, the Company cancelled the Bank Warrant and issued the commercial bank warrants to purchase 20,000 shares of the Company's Series B convertible preferred stock for $4.65 per share (see note 5(e)). The fair value of the warrant was estimated at $0.1 million in April 1999 and was recorded as debt discount and amortized over the term of the Finance Loan.

     In June 1999, the Company refinanced all of its then existing borrowings with another commercial lender (the "Lender"). Under the terms of the new loan and security agreement (the "Loan Agreement"), the Company obtained a $2.0 million secured term loan (the "Term Loan"), a $1.0 million secured equipment loan (the "Equipment Loan") and a $4.0 million working capital line of credit (the "Revolving Loan"). The Revolving Loan permits the Company to borrow the lesser of $4.0 million or 80% of eligible accounts receivable through the maturity date of December 31, 2000. The Company remits its accounts receivable collections for application against any advances, interest and fees on the Revolving Loan. In connection with the Loan Agreement, the Company issued the Lender a warrant to purchase 117,000 shares of the Company's common stock for $2.58 per share (see note 5(e)). The fair value of the warrant was estimated at $0.2 million in June 1999 and has been recorded as debt discount and is being amortized over the term of the loans. The Loan Agreement is secured by substantially all of the Company's assets, including intellectual property.

     The Company used the Black-Scholes model to estimate the fair value of the warrants using the following assumptions: expected dividend yield of 0%; risk-free interest rate of 6%; 5 year term; and 100% volatility.

     The Loan Agreement contains various negative covenants, including, but not limited to, the prohibition of cash dividend payments to stockholders. At September 30, 1999, the Company was in compliance with all such requirements.

                      WITNESS SYSTEMS, INC. AND SUBSIDIARY

3.  FINANCING ARRANGEMENTS -- (CONTINUED)
     The aggregate maturities of long-term debt, exclusive of the unamortized discount, for each of the two years subsequent to September 30, 1999 are as follows (in thousands):

YEAR ENDING SEPTEMBER 30,
-------------------------
2000........................................................  $  902
2001........................................................   2,375
                                                              ------
  Total long-term debt......................................  $3,277
                                                              ======

4.  ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT


     Effective September 30, 1999, the Company obtained certain in-process research and development efforts ("IPR&D") for 841,120 shares of the Company's common stock valued at $4.14 per share. As a result, the Company has recorded a charge of $3.5 million in the accompanying consolidated statement of operations. The IPR&D relates to the development of technology to store and retrieve substantially larger volumes of data than the Company's software is currently capable of storing and retrieving. At the date of the transaction, the results of the IPR&D had not progressed to a stage where they met technological feasibility as defined by SFAS No. 86, Accounting for the Cost of Computer Software to Be Sold, Leased or Otherwise Marketed. As this was the Company's first attempt to develop the desired technology, there existed a significant amount of uncertainty as to the Company's ability to complete the development within a timeframe acceptable to the market. The Company expects to complete the development during the third quarter of 2000. If the Company is unable to complete the development in a timely manner, its competitive position in the market may erode and it may not be able to attract new customers. Additionally, the amount of development required to enable the acquired IPR&D to be compatible with the Company's primary product was significant, which increased the uncertainty surrounding its successful development. Management of the Company estimated it would have cost the Company more than $3.5 million to develop the IPR&D internally and estimates it will incur an additional $3.3 million to complete its development efforts. The IPR&D does not have an alternative future use to the Company that has reached technological feasibility.


5.  STOCKHOLDERS' DEFICIT

(A) STOCKHOLDERS' AGREEMENT

     All holders of the Company's preferred stock and certain holders of the Company's common stock are parties to the Company's Stockholders' Agreement, as amended in August 1999 to include the holders of Series C convertible preferred stock. This agreement provides for a right of first refusal to the Company and then to the preferred stockholders or their qualified transferees, as defined in the agreement, to purchase any selling stockholders' shares at a price equal to that determined by a third party. The agreement terminates upon the earlier of
(a) August 2, 2019, (b) completion of a qualified initial public offering, or
(c) the sale of the Company, as defined.

(B) STOCK REPURCHASES

     During 1997, the Company entered into Stock Repurchase Agreements with four officers of the Company, under which the Company repurchased 3,214,845 shares of the Company's common stock for notes payable totaling $3.7 million. The notes were repaid in 1997 concurrent with the sale of Series A convertible preferred stock. All of the treasury stock was retired during 1997.

                      WITNESS SYSTEMS, INC. AND SUBSIDIARY

5.  STOCKHOLDERS' DEFICIT -- (CONTINUED)
     During 1998, the Company entered into a Stock Repurchase Agreement with a stockholder of the Company, under which the Company repurchased 1,260,000 shares of the Company's common stock for $1.9 million. These shares are included in treasury stock as of December 31, 1998 and September 30, 1999.

     In February 1999, the Company repurchased 648,979 shares of the Company's common stock in connection with a forgiveness of a related note receivable (note 5(d)).

     In August 1999, the Company entered into Stock Repurchase Agreements with three directors of the Company, under which the Company repurchased 1,800,000 shares of the Company's common stock for $5.4 million. Such consideration was paid concurrent with the sale of the Series C convertible preferred stock (note 5(c)). These shares are included in treasury stock as of September 30, 1999.

(C) SALES OF CONVERTIBLE PREFERRED STOCK

     During 1997, the Company executed a Series A convertible preferred stock ("Series A") purchase agreement to sell 3,184,000 shares of Series A for $2.145 per share, resulting in net proceeds to the Company of $6.6 million. The Company records accretion on Series A equal to the difference between the net proceeds received and the redemption amount based on the greater of $2.145 per share or the then fair value (estimated as $25.5 million as of September 30, 1999) using the interest method from the original issuance date through the final redemption date commencing September 24, 2003. Additionally, the Company is increasing the value of the Series A by the contractual amount of cumulative preferred dividends due each year to the Series A stockholders. The holders of Series A shares are entitled to participation rights and cumulative preferred dividends (payable at redemption or upon an initial public offering of the Company's common stock) at $.02145 per share per annum to be paid in Series A shares or cash.

     During 1998, the Company executed a Series B convertible preferred stock ("Series B") purchase agreement to sell 1,181,954 shares of Series B for $4.65 per share, resulting in net proceeds to the Company of $5.5 million. The Company is recording accretion on Series B equal to the difference between the net proceeds received and the redemption amount of $5.5 million using the interest method from the original issuance date through the final redemption date commencing September 24, 2003.

     In August 1999, the Company executed a Series C convertible preferred stock ("Series C") purchase agreement to sell 1,325,028 shares of Series C for $6.30 per share, resulting in net proceeds to the Company of $8.3 million. The Company records accretion on Series C equal to the difference between the net proceeds received and the redemption amount based on the greater of $6.30 per share or the then fair value (estimated as $10.6 million as of September 30, 1999) using the interest method from the original issuance date through the final redemption date commencing September 24, 2003.

     The holders of the convertible preferred stock are entitled to, among other substantial rights: (1) voting rights equivalent to the voting rights they would hold as if their holdings were converted to common stock at 1.8 common shares for each preferred share converted; (2) the right to name two members of the Company's Board of Directors; (3) distribution and liquidation preferences; (4) the option to convert to common stock at any time at 1.8 common shares for each preferred share converted; (5) automatic conversion upon the effective date of a qualified initial public offering at 1.8 common shares for each preferred share converted; (6) certain anti-dilution provisions; (7) certain covenants requiring convertible preferred stockholder authorization of

                      WITNESS SYSTEMS, INC. AND SUBSIDIARY

5.  STOCKHOLDERS' DEFICIT -- (CONTINUED)
transactions; and (8) a mandatory redemption provision whereby the majority of holders of convertible preferred stock may give redemption notice at any time after September 24, 2003 and cause the Company to redeem 50% of their shares within 60 days of receipt of the redemption notice and to redeem the remainder on the first anniversary of the first redemption date, with the redemption price for: Series A defined as the greater of the then fair market value or the original cost plus all accrued but unpaid dividends; for Series B, defined as the original cost plus all declared but unpaid dividends; and for Series C, defined as the greater of the then fair market value or the original cost plus all accrued but unpaid dividends. Additionally, the holders of convertible preferred stock are party to a Registration Rights Agreement which provides them with certain rights, including but not limited to, demand and incidental registration rights.

(D) NOTES RECEIVABLE FROM STOCK SALES

     During 1997, the Company sold restricted common stock to an officer of the Company for $0.1 million in return for a note receivable, all of which remained outstanding as of December 31, 1997 and 1998. In February 1999, the officer resigned from the Company and the amount of the note related to vested shares plus all accrued interest was forgiven. The remainder of the note was canceled in connection with the Company's repurchase of the unvested shares at $0.12 per share (note 5(b)).


     In March 1999, the Company issued 879,763 shares of restricted common stock to an officer of the Company in return for a note receivable of $1.5 million. In August 1999, an officer of the Company was granted and exercised options to acquire 112,230 shares of the Company's common stock in exchange for a note receivable of $0.3 million. The notes effectively bear no interest and mature on March 30, 2008. Such maturity date of the note and the vesting of the underlying restricted stock is accelerated if the Company (1) consummates a merger, consolidation or reorganization, (2) sells substantially all of its assets, or
(3) completes an initial public offering.


     In August 1999, the Company issued 269,195 shares of common stock (from treasury shares) to certain officers and directors of the Company in return for individual notes receivable aggregating $0.8 million. The notes accrue interest at 7% and mature on July 31, 2003. Such maturity date is accelerated if the Company (1) consummates a merger, consolidation or reorganization, (2) sells substantially all of its assets, (3) completes an initial public offering, (4) terminates the employee for cause, or (5) receives the employee's resignation.

(E) WARRANTS

     In connection with the Amended Agreement (note 3), the Company granted a warrant to a commercial bank to purchase 18,000 shares of common stock of the Company for $2.58 per share. The warrant vested immediately with an initial expiration date of December 10, 2003. The warrant agreement provided the holder with a put right at fair market value in case of sale, merger, or consolidation of the Company, as defined in the warrant agreement. In connection with the Finance Loan, the warrant to purchase the 18,000 common shares was cancelled and the Company granted a warrant to purchase 20,000 shares of the Company's Series B for $4.65 per share. The warrant vested immediately, expires April 22, 2004 and remained outstanding and exercisable as of September 30, 1999. The warrant agreement provides the holder with a put right at fair market value in case of sale, merger, or consolidation of the Company, as defined in the warrant agreement.

                      WITNESS SYSTEMS, INC. AND SUBSIDIARY

5.  STOCKHOLDERS' DEFICIT -- (CONTINUED)
     In connection with the Loan Agreement (note 3), the Company granted a warrant to purchase 117,000 shares of common stock of the Company for $2.58 per share. The warrant vested immediately, expires June 24, 2004 and remained outstanding and exercisable as of September 30, 1999. The warrant agreement provides the holder with certain rights, including but not limited to, a put right at fair market value in case of sale, merger, or consolidation of the Company, as defined in the warrant agreement.

6.  EMPLOYEE BENEFIT PLANS

(A) STOCK INCENTIVE PLAN

     In 1997, the Company adopted the Witness Systems, Inc. Stock Incentive Plan (the "Plan") pursuant to which the Company's Board of Directors may grant up to 4,717,440 shares of common stock in the form of stock options, restricted stock awards, or stock appreciation rights to employees and key persons affiliated with the Company, as defined in the Plan document. The Plan remains in effect until the earlier of the tenth anniversary of its effective date or the date on which all reserved shares have been issued or are no longer available for use under the Plan. Through September 30, 1999, the Company has issued 1,119,498 shares of restricted common stock. As of September 30, 1999, 530,242 shares remain available for grant under the Plan. In November 1999, the Company amended the Plan, authorized an additional 1,557,360 shares subject to grant, and adopted a provision to increase the number of shares authorized each year.

     Options granted under the Plan and approved by the Board of Directors may be incentive stock options ("ISO"), which qualify for certain tax benefits, or nonqualified stock options. Only employees are eligible to receive ISOs, which must be granted at a price not less than the estimated fair value of the stock on the grant date, or not less than 110% of the estimated fair value if granted to a participant who is a greater than 10% stockholder of the Company. Nonqualified stock options may be granted to employees and key persons at a price which may be greater than, equal to, or less than the estimated fair value of the stock on the grant date. Option vesting terms are established by the Board of Directors at the time of grant, and typically range from three to four years. The expiration date of options granted under the Plan is determined at the time of grant and may not exceed ten years from the date of the grant for a non-10% owner of the Company, or five years from the date of the grant in the case of an ISO granted to a participant who is a greater than 10% owner of the Company.


     At September 30, 1999, 300,996 options were outstanding with an officer which provide for accelerated vesting in the event that the Company completes an initial public offering. At September 30, 1999, the Company also had 946,226 options outstanding with certain officers of the Company which provide for accelerated vesting if the Company undergoes a change in control, as defined, and if there is a significant reduction in each individual's respective responsibilities within the Company, as defined.

                      WITNESS SYSTEMS, INC. AND SUBSIDIARY

6.  EMPLOYEE BENEFIT PLANS -- (CONTINUED)
     The following summarizes stock option activity:

                                                                          WEIGHTED-
                                                                           AVERAGE
                                                               NUMBER     EXERCISE
                                                              OF SHARES     PRICE
                                                              ---------   ---------
Balance at January 1, 1997..................................         --     $  --
Granted.....................................................  1,074,739      0.12
Exercised...................................................    (56,144)     0.12
Cancelled...................................................   (149,668)     0.12
                                                              ---------     -----
Balance at December 31, 1997................................    868,927      0.12
Granted.....................................................    919,854      1.18
Exercised...................................................    (89,111)     0.12
Cancelled...................................................   (149,476)     0.14
                                                              ---------     -----
Balance at December 31, 1998................................  1,550,194      0.74
Granted.....................................................  1,555,020      2.17
Exercised...................................................   (375,041)     1.12
Cancelled...................................................   (262,679)     0.94
                                                              ---------     -----
Balance at September 30, 1999...............................  2,467,494     $1.54
                                                              =========     =====

     The following table summarizes information about stock options outstanding at September 30, 1999:

                                                             EXERCISABLE
                               WEIGHTED-   WEIGHTED-  -------------------------
                                AVERAGE     AVERAGE                WEIGHTED-
   RANGE OF        NUMBER      REMAINING   EXERCISE    NUMBER       AVERAGE
EXERCISE PRICES  OUTSTANDING      LIFE       PRICE    OF SHARES  EXERCISE PRICE
---------------  -----------   ----------  ---------  ---------  --------------
  $0.21-$2.56       852,084    8.42 years    $0.64     205,366       $0.55
  $2.57-$2.99     1,109,592    9.34 years     1.66      60,199        1.66
  $3.00-$7.45       505,818    9.82 years     2.83          --          --

     The weighted-average remaining contractual life of options outstanding at September 30, 1999 was 9.12 years.

     The Company applies the provisions of APB No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the accompanying financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below (in thousands, except per share data):


                                                            YEAR ENDED
                                                           DECEMBER 31,     NINE MONTHS ENDED
                                                          ---------------     SEPTEMBER 30,
                                                           1997     1998          1999
                                                          ------   ------   -----------------
Historical net loss.....................................  $2,213   $4,769        $6,360
Pro forma net loss......................................   2,214    4,830         6,765
Pro forma basic and diluted net loss per share..........    0.32     0.77          1.21


     The per share weighted-average fair value of stock options granted during 1997, 1998 and 1999 was $0.0125, $0.4167, and $0.75, respectively, on the date of grant using the Black-Scholes option-

                      WITNESS SYSTEMS, INC. AND SUBSIDIARY

6.  EMPLOYEE BENEFIT PLANS -- (CONTINUED)
pricing model (excluding a volatility assumption) with the following weighted-average assumptions: 1997 -- expected dividend yield 0%, risk-free interest rate of 6%, and an expected life of 7.26 years; 1998 -- expected dividend yield 0%, risk-free interest rate of 6%, and an expected life of 7.51 years; 1999 -- expected dividend yield 0%, risk-free interest rate of 6%, and an expected life of 7.20 years.

(B) RETIREMENT PLAN

     The Company maintains a tax-qualified defined contribution plan under
Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). Employees are eligible to participate the first of the month following their date of hire. The 401(k) Plan allows participants to contribute by salary reduction up to 20% of eligible compensation, subject to Internal Revenue Service limitations. The 401(k) Plan also provides for discretionary employer matching contributions, none of which were made during 1996, 1997, 1998, or 1999.

(C) EMPLOYEE STOCK PURCHASE PLAN

     In November 1999, the Company established an employee stock purchase plan pursuant to Section 423 of the Internal Revenue Code. The plan covers 990,000 shares of the Company's common stock and would become effective upon an initial public offering of the Company's common stock.

7.  ACCRUED EXPENSES

     Accrued expenses consist of the following (in thousands):


                                                               DECEMBER 31,
                                                              --------------   SEPTEMBER 30,
                                                              1997     1998        1999
                                                              ----    ------   -------------
Accrued wages, salaries, and employee benefits..............  $172    $  353      $1,503
Sales taxes payable.........................................   300       552       1,468
Reserve for sales returns and allowances....................    --       225         225
Other.......................................................   160       809       1,361
                                                              ----    ------      ------
                                                              $632    $1,939      $4,557
                                                              ====    ======      ======


8.  OTHER PERSONNEL COSTS

     During 1999, the Company incurred $0.3 million of severance costs for terminated executives and incurred $0.4 million for a bonus and relocation costs in connection with recruiting a new executive.

9.  INCOME TAXES

     The Company did not record any income tax expense during the year ended December 31, 1996 because it was operating as an S Corporation. Further, the pro forma provision for income taxes for 1996 is $0 because the Company reported operating losses with no recognizable benefit.

                      WITNESS SYSTEMS, INC. AND SUBSIDIARY

9.  INCOME TAXES -- (CONTINUED)
     During 1997, 1998 and 1999, no income taxes were recorded because the Company reported operating losses with no recognizable benefit. Income tax expense (benefit) differed from the amounts computed by applying the statutory U.S. federal income tax rate of 34% to loss before income taxes as a result of the following (in thousands):


                                                           YEAR ENDED
                                                          DECEMBER 31,     NINE MONTHS ENDED
                                                        ----------------     SEPTEMBER 30,
                                                        1997      1998           1999
                                                        -----    -------   -----------------
Computed "expected" tax benefit.......................  $(752)   $(1,621)       $(2,162)
Increase (decrease) in income taxes resulting from:
  State income taxes, net of federal income taxes.....    (55)      (191)          (203)
  Nondeductible items.................................     12         35             57
  Generation of research and experimentation credit
     carryforward.....................................    (35)      (150)           (40)
  Other, net..........................................    228        (85)           (17)
  Increase in valuation allowance.....................    602      2,012          2,365
                                                        -----    -------        -------
                                                        $  --    $    --        $    --
                                                        =====    =======        =======


     The income tax effects of temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities are presented below (in thousands):


                                                          DECEMBER 31,
                                                        ----------------     SEPTEMBER 30,
                                                        1997      1998           1999
                                                        -----    -------   -----------------
Deferred income tax assets:
  Accruals not deducted for tax.......................  $ 100    $   486        $   613
  Property and equipment, principally due to
     differences in depreciation......................      8        114            207
  Acquired in-process research and development........     --         --          1,367
  Net operating loss and research and experimentation
     credit carryforwards.............................    720      2,164          2,867
                                                        -----    -------        -------
     Total gross deferred tax assets..................    828      2,764          5,054
  Less valuation allowance............................   (602)    (2,614)        (4,979)
                                                        -----    -------        -------
     Net deferred income tax assets...................    226        150             75
Deferred income tax liabilities -- adjustment to
  accrual basis for income taxes......................   (226)      (150)           (75)
                                                        -----    -------        -------
                                                        $  --    $    --        $    --
                                                        =====    =======        =======



     The net change in the valuation allowance for deferred income tax assets for 1997, 1998 and 1999 was an increase of $0.6 million, $2.0 million, and $2.4 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

                      WITNESS SYSTEMS, INC. AND SUBSIDIARY

9.  INCOME TAXES -- (CONTINUED)
     At September 30, 1999, the Company has net operating loss and research and experimentation credit carryforwards for federal income tax purposes of approximately $6.7 million and $0.2 million, respectively, which expire in varying amounts beginning in the year 2014.

     Approximately $0.2 million of the net operating loss carryforwards that the Company may use to offset taxable income in future years is limited as a result of an ownership change, as defined under Internal Revenue Code Section 382, which occurred effective with the Company's sale of preferred stock in March 1997. Further restrictions on the Company's utilization of net operating losses may result upon an initial public offering of the Company's common stock.

10.  COMMITMENTS AND CONTINGENCIES

(A) LEASES

     The Company leases certain office space under noncancelable operating lease agreements which expire at various times through 2002 and provide for minimum annual rentals as follows (in thousands):

YEAR ENDING DECEMBER 31:
------------------------
1999........................................................  $  951
2000........................................................     750
2001........................................................     712
2002........................................................     376
                                                              ------
                                                              $2,789
                                                              ======

     Rental expense under all lease agreements for 1996, 1997, 1998 and 1999 was $0.1 million, $0.3 million, $0.5 million, $0.5 million, respectively.

(B) TERMINATION OF DISTRIBUTION AGREEMENT

     During 1998, the Company terminated an agreement with a distributor. The Company agreed to pay $0.9 million in order to terminate the arrangement, all of which was paid by December 31, 1998. The $0.9 million charge has been included in the operating expense category of the Company's 1998 statement of operations.

11.  BUSINESS AND CREDIT CONCENTRATIONS

     Most of the Company's customers are located in the United States.

     Two customers accounted for 23% of the Company's revenue in 1996, two customers accounted for 28% of the Company's revenue in 1997, two customers accounted for 27% of the Company's revenue in 1998, and two customers accounted for 16% of the Company's revenue in 1999. Total accounts receivable outstanding from these major customers were approximately $0.6 million, $0.1 million, and $1.3 million at December 31, 1997, 1998, and September 30, 1999, respectively.

     The Company generally does not require collateral on accounts receivable as the majority of its customers are large, well established companies. The Company estimates an allowance for doubtful accounts and sales returns and allowances based on the creditworthiness of its customers, general economic conditions, and other factors. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts.

                      WITNESS SYSTEMS, INC. AND SUBSIDIARY

12.  SUBSEQUENT EVENTS

          In November 1999, the Company amended its certificate of incorporation to increase the number of authorized common shares to a total of 50,000,000.

          On December 27, 1999, the Company's Board of Directors approved a 1.8-for-1 stock split which became effective immediately. All common share information has been adjusted to reflect the stock split as if it had occurred at the inception of the Company.


13.  SUBSEQUENT EVENTS (UNAUDITED)


          The estimated redemption value of the Series A and Series C preferred stock disclosed in the accompanying statements is based on management's estimate of the fair value of such shares as of September 30, 1999.

          The redemption value of the Series A and Series C preferred stock, assuming a fair value of $13 per common share, is $74.5 million and $31.0 million, respectively. The assumed fair value per common share represents the midpoint of the expected offering range as filed in the Company's registration statement with the Securities and Exchange Commission dated December 30, 1999.


          From November 22, 1999 to December 31, 1999, the Company incurred a deferred stock compensation charge in the amount of $1.0 million representing the difference between the exercise price of stock option grants for 244,458 shares of common stock which ranged from $6.36 to $8.05 and the deemed fair value of the Company's common stock at the time of such grants which was $11.70 per share. Such amount will be amortized over the vesting period of the underlying options, which is generally four years.

2. Inside back page portrays the following: In the center of the page is a circle with the stylized Witness logo inside. Inside the logo and underneath the logo text states: "WITNESS SYSTEMS INC". A line extends from the top of the circle to the top of the page at the end of this line is a circle in which text states: "1". A line extends from the left side of the circle to the left side of the page. At the end of this line is a circle in which text states: "2". A line extends from the bottom of the circle to the bottom of the page. At the end of this line is a circle in which text states: "3". In the top left hand portion of the page is a column of four bullet points. The first bullet point states: Comprehensive multimedia contact recording. The second bullet point states: Synchronized voice and data evaluation. The third bullet point states: Essential customer interaction recording. The fourth bullet point states: Mission-critical business-driven recording and analysis. In the bottom left hand corner of the page is a paragraph of text stating: "Organizations can also leverage eQuality to optimize multimedia interactions by recording Web chat/instant messages as in this example in which eQuality is monitoring a prospective online sale." Underneath the text is a screen shot of a web-browser screen with an overlaying box of text. The top right corner of the page has a paragraph of text which states: "eQuality helps companies optimize customer relationships by letting users establish "business rules" to initiate recording of customer contacts. These rules trigger recordings based on the entry of information in selected fields within customer information systems." Below the text is a screen shot of our eQuality software. The bottom right corner of the page has a paragraph of text which states: These multimedia recordings can then be evaluated using eQuality Analysis which measures contact center performance. This eliminates manual data collection and facilitates the accurate assessment of performance against expectations for metrics such as trouble ticket response time and average Web chat time, as in this example." Below the text is a screen shot of our eQuality Analysis software.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,800,000 SHARES

                            WITNESS SYSTEMS INC LOGO

                                  COMMON STOCK
                              --------------------
                                   PROSPECTUS
                              --------------------

                                   CHASE H&Q
                           U.S. BANCORP PIPER JAFFRAY
                           SOUNDVIEW TECHNOLOGY GROUP
                              -------------------
                                           , 2000
                              -------------------

     YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

     NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY SUCH JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.

     UNTIL             , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SHARES OF COMMON STOCK MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATIONS TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


Securities and Exchange Commission registration fee.........  $ 19,182
National Association of Securities Dealers, Inc. fee........     6,618
Nasdaq Stock Market listing fee.............................    95,000
Accountants' fees and expenses..............................   225,000
Legal fees and expenses.....................................   400,000
Blue Sky fees and expenses..................................     5,000
Transfer Agent's fees and expenses..........................    10,000
Printing and engraving expenses.............................   175,000
Miscellaneous...............................................    14,200
                                                              --------
          Total Expenses....................................  $950,000
                                                              ========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our amended and restated certificate of incorporation limits personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by the Delaware General Corporation Law. Such provisions provide that no director of Witness Systems shall have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty of care or other duty as a director. However, such provisions shall not eliminate or limit the liability of a director

     - for any breach of the director's duty of loyalty to us or to our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for voting or assenting to unlawful distributions; or

     - for any transaction for which the director derived an improper personal benefit.

     The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under our bylaws, any agreement, a vote of our stockholders or otherwise. Our certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law and provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was our director or officer or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

     Section 7 of the underwriting agreement filed as Exhibit 1.1 hereto also contains provisions pursuant to which certain of our officers, directors and controlling persons may be entitled to be indemnified by the underwriters named therein.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


     During the past three years, Witness Systems has issued and sold the following securities, which numbers do not reflect the 1.8-for-1 stock split that occurred on December 27, 1999:


     On December 16, 1997, we sold restricted common stock to Mr. Richards for $108,000 in return for a promissory note. In February 1999, Mr. Richards resigned from Witness Systems and the amount of the note related to the 280,901 vested shares plus accrued interest was forgiven. The remainder of the note was cancelled in connection with our repurchase at $0.12 per share of the 648,979 unvested shares.

     On March 18, 1997, we issued and sold 3,184,000 shares of series A preferred stock at a price of $2.145 per share to Battery Investment Partners IV, LLC, Battery Venture IV, L.P. and John Abraham resulting in net proceeds of $6.6 million. Immediately before the consummation of this offering, each of the series A preferred shares will be automatically converted into 1.8 shares of common stock.

     On September 24, 1998, we issued and sold 1,181,954 shares of series B preferred stock at a price of $4.65 per share to Battery Investment Partners IV, LLC, Battery Venture IV, L.P. and John Abraham resulting in net proceeds of $5.5 million. Immediately before the consummation of this offering, each of the series B preferred shares will be automatically converted into 1.8 shares of common stock.

     On August 2, 1999, we issued and sold 1,325,028 shares of series C preferred stock at a price of $6.30 per share to a group of venture capital firms and an individual investor resulting in net proceeds of $8.3 million. Immediately before the consummation of this offering, each of the series C preferred shares will be automatically converted into 1.8 shares of common stock.

     On September 30, 1999, we purchased certain assets from Advanced Integrated Recorders, Inc. and issued 841,120 shares of common stock to Advanced Integrated Recorders, Inc. as consideration for the assets.

     In March 1999, we issued 879,763 shares of restricted common stock to Mr. Gould in return for a note receivable of $1.5 million.

     On August 2, 1999, we sold 30,600 shares of restricted common stock to each of the following officers (for a total of 244,800 shares): Mr. Gould, Mr. Ezrine, Mr. Brown, Mr. Gisby, Mr. Ford, Mr. Gallick, Mr. Livernoche, and Ms. Treaster. Each officer paid $90,950 for the shares by providing a promissory note to the company. The principal balance of each promissory note is due in full on July 31, 2003, with interest of 7% payable in arrears annually. In addition, on August 2, 1999, we sold 24,395 shares of restricted common stock to Mr. Abraham for $72,401 in return for a promissory note. The principal balance of the promissory note is due in full on July 31, 2006, with interest of 6.41% payable in arrears annually.


     As of January 10, 2000, Witness Systems has sold and issued 533,775 shares of its common stock to employees, officers and directors pursuant to direct issuances and exercises of options under its stock incentive plan.



     The sale of the above securities was deemed to be exempt from registration under Section 5 of the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or transactions pursuant to compensation benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with Witness Systems, to information about Witness Systems.

ITEM 16.  EXHIBITS


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  1.1+     --  Form of Underwriting Agreement.
  3.1+     --  Amended and Restated Articles of Incorporation of the
               Registrant.
  3.2+     --  Amended and Restated Bylaws of the Registrant.
  4.1+     --  See Exhibits 3.1 and 3.2 for provisions of the Amended and
               Restated Articles of Incorporation and Amended and Restated
               Bylaws of the Registrant defining rights of the holders of
               Common Stock of the Registrant.
  4.2      --  Specimen Stock Certificate.
  5.1      --  Opinion of Morris, Manning & Martin, L.L.P., Counsel to the
               Registrant, as to the legality of the shares being
               registered.
 10.1+     --  Office Lease Agreement between Regency Park West Associates,
               L.P. and Witness Systems, Inc., dated April 15, 1997.
 10.2+     --  Landlord's Consent to Second Sublease, dated June 2, 1999 and Second Sublease Agreement between Regency Park West
               Associates, L.P., as Landlord and Witness Systems, Inc., as
               Second Sublessee, dated May 28, 1999.
 10.3+     --  Amended and Restated Stock Incentive Plan of the Registrant.
 10.4      --  Form of Stock Option Grant Certificate.
 10.5+     --  Form of Amendment to Stock Option Grant Certificate between
               Registrant and certain of the officers of the Registrant.
 10.6+     --  Employee Stock Purchase Plan of the Registrant.
 10.7+     --  Employment Agreement entered into between David B. Gould and the Registrant, effective February 2, 1999.
 10.8+     --  Promissory Note, dated March 31, 1999, between the
               Registrant and David Gould.
 10.9+     --  Restricted Stock Award Agreement, dated March 31, 1999, between the Registrant and David Gould.
 10.10+    --  Form of Promissory Note and Subscription Agreement, dated
               August 2, 1999, between the Registrant and certain of the
               officers of the Registrant.
 10.11+    --  Promissory Note and Subscription Agreement, dated August 2,
               1999, between the Registrant and John Abraham.
 10.12+    --  Form of Stock Repurchase Agreement between the Registrant and certain shareholders of the Registrant.
 10.13+    --  Loan and Security Agreement, dated June 24, 1999 between
               Greyrock Capital and the Registrant.
 10.14+    --  Asset Purchase Agreement among Registrant and Advanced
               Integrators, Inc. and Formation, Inc. dated September 30,
               1999 and related Schedules and Exhibits.
 10.15+    --  Warrant to Purchase Stock, dated June 24, 1999 between
               Greyrock Capital and the Registrant.
 10.16+    --  Warrant to Purchase Stock, dated April 22, 1999 between
               Silicon Valley Bank and the Registrant.
 10.17+    --  Amended and Restated Registration Rights Agreement, dated as of August 2, 1999, as amended, among the Registrant and
               certain shareholders of the Registrant.
 10.18     --  Subsidiary License and Distribution Agreement.
 10.19+    --  Form of Indemnification Agreement to be entered into between
               Registrant and each of its executive officers and directors.

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 10.20+    --  Amendment No. 1 to Employment Agreement entered into between
               David B. Gould and the Registrant, dated as of August 4,
               1999.
 21.1+     --  List of Subsidiaries.
 23.1      --  Independent Auditors' Consent and Report on Financial
               Statement Schedule of KPMG LLP.
 23.2      --  Consent of Morris, Manning & Martin, L.L.P. (included in
               Exhibit 5.1).
 24.1+     --  Powers of Attorney (included on signature page).
 27.1+     --  Financial Data Schedule (for SEC use only).
 27.2      --  Restated Financial Data Schedule (for SEC use only).
 99.1+     --  Written Consent of Jupiter Communications, dated December
               22, 1999.
 99.2+     --  Written Consent of META Group, Inc., dated December 22,
               1999.
 99.3+     --  Written Consent of the PELORUS Group, dated December 22,
               1999.
 99.4+     --  Written Consent of Yankee Group, dated December 28, 1999.


------------------------------


 + Previously filed


ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The registrant hereby undertakes that:

          (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia on the 18th day of January, 2000.


                                          WITNESS SYSTEMS, INC.

                                          By:      /s/ DAVID B. GOULD
                                            ------------------------------------
                                                       David B. Gould
                                            Chairman of the Board, President and
                                                   Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David B. Gould and Jon W. Ezrine, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                     SIGNATURE                                    TITLE                      DATE
                     ---------                                    -----                      ----

                /s/ DAVID B. GOULD                   Chairman of the Board, President  January 18, 2000
---------------------------------------------------    and Chief Executive Officer
                  David B. Gould                       (Principal Executive Officer)

                 /s/ JON W. EZRINE                   Chief Financial Officer and       January 18, 2000
---------------------------------------------------    Secretary (Principal Financial
                   Jon W. Ezrine                       and Accounting Officer)

             /s/ JAMES W. JUDSON, JR.                Director                          January 18, 2000
---------------------------------------------------
               James W. Judson, Jr.

               /s/ THOMAS J. CROTTY                  Director                          January 18, 2000
---------------------------------------------------
                 Thomas J. Crotty

                 /s/ JOHN ABRAHAM                    Director                          January 18, 2000
---------------------------------------------------
                   John Abraham

                 /s/ JOEL G. KATZ                    Director                          January 18, 2000
---------------------------------------------------
                   Joel G. Katz

                             WITNESS SYSTEMS, INC.


                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS



                                    BALANCE AT   CHARGED TO                              BALANCE
                                    BEGINNING    COSTS AND    CHARGED TO                AT END OF
                                    OF PERIOD     EXPENSES     REVENUES    DEDUCTIONS    PERIOD
                                    ----------   ----------   ----------   ----------   ---------
                                                             (IN 000'S)
Allowance for Doubtful Accounts:
  Year ended December 31, 1996....     $ --           --           --           --          --
  Year ended December 31, 1997....     $ --          100           --           --         100
  Year ended December 31, 1998....     $100          200           --           --         300
  Nine months ended September 30,
     1999.........................     $300          226           --          (88)        438
Reserve for Sales:
  Year ended December 31, 1996....     $ --           --           --           --          --
  Year ended December 31, 1997....     $ --           --           --           --          --
  Year ended December 31, 1998....     $ --           --          225           --         225
  Nine months ended September 30,
     1999.........................     $225           --           47          (47)        225
Hardware Warranty Reserve:
  Year ended December 31, 1996....     $ --           --           --           --          --
  Year ended December 31, 1997....     $ --           --           --           --          --
  Year ended December 31, 1998....     $ --          217           --           --         217
  Nine months ended September 30,
     1999.........................     $217           --           --          (36)        181

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1.1+      --  Form of Underwriting Agreement.
 3.1+      --  Amended and Restated Articles of Incorporation of the
               Registrant.
 3.2+      --  Amended and Restated Bylaws of the Registrant.
 4.1+      --  See Exhibits 3.1 and 3.2 for provisions of the Amended and
               Restated Articles of Incorporation and Amended and Restated
               Bylaws of the Registrant defining rights of the holders of
               Common Stock of the Registrant.
 4.2       --  Specimen Stock Certificate.
 5.1       --  Opinion of Morris, Manning & Martin, L.L.P., Counsel to the
               Registrant, as to the legality of the shares being
               registered.
10.1+      --  Office Lease Agreement between Regency Park West Associates,
               L.P. and Witness Systems, Inc., dated April 15, 1997.
10.2+      --  Landlord's Consent to Second Sublease, dated June 2, 1999 and Second Sublease Agreement between Regency Park West
               Associates, L.P., as Landlord and Witness Systems, Inc., as
               Second Sublessee, dated May 28, 1999.
10.3+      --  Amended and Restated Stock Incentive Plan of the Registrant.
10.4       --  Form of Stock Option Grant Certificate.
10.5+      --  Form of Amendment to Stock Option Grant Certificate between
               Registrant and certain of the officers of the Registrant.
10.6+      --  Employee Stock Purchase Plan of the Registrant.
10.7+      --  Employment Agreement entered into between David B. Gould and the Registrant, effective February 2, 1999.
10.8+      --  Promissory Note, dated March 31, 1999, between the
               Registrant and David Gould.
10.9+      --  Restricted Stock Award Agreement, dated March 31, 1999, between the Registrant and David Gould.
10.10+     --  Form of Promissory Note and Subscription Agreement, dated
               August 2, 1999, between the Registrant and certain of the
               officers of the Registrant.
10.11+     --  Promissory Note and Subscription Agreement, dated August 2,
               1999, between the Registrant and John Abraham.
10.12+     --  Form of Stock Repurchase Agreement between the Registrant and certain shareholders of the Registrant.
10.13+     --  Loan and Security Agreement, dated June 24, 1999 between
               Greyrock Capital and the Registrant.
10.14+     --  Asset Purchase Agreement among Registrant and Advanced
               Integrators, Inc. and Formation, Inc. dated September 30,
               1999 and related Schedules and Exhibits.
10.15+     --  Warrant to Purchase Stock, dated June 24, 1999 between
               Greyrock Capital and the Registrant.
10.16+     --  Warrant to Purchase Stock, dated April 22, 1999 between
               Silicon Valley Bank and the Registrant.
10.17+     --  Amended and Restated Registration Rights Agreement, dated as of August 2, 1999, as amended, among the Registrant and
               certain shareholders of the Registrant.
10.18      --  Subsidiary License and Distribution Agreement.
10.19+     --  Form of Indemnification Agreement to be entered into between
               Registrant and each of its executive officers and directors.

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
10.20+     --  Amendment No. 1 to Employment Agreement entered into between
               David B. Gould and the Registrant, dated as of August 4,
               1999.
21.1+      --  List of Subsidiaries.
23.1       --  Independent Auditors' Consent and Report on Financial
               Statement Schedule of KPMG LLP.
23.2       --  Consent of Morris, Manning & Martin, L.L.P. (included in
               Exhibit 5.1).
24.1+      --  Powers of Attorney (included on signature page).
27.1+      --  Financial Data Schedule (for SEC use only).
27.2       --  Restated Financial Data Schedule (for SEC use only).
99.1+      --  Written Consent of Jupiter Communications, dated December
               22, 1999.
99.2+      --  Written Consent of META Group, Inc., dated December 22,
               1999.
99.3+      --  Written Consent of the PELORUS Group, dated December 22,
               1999.
99.4+      --  Written Consent of Yankee Group, dated December 28, 1999.


------------------------------


 + Previously Filed